United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

March 2004

Commission File Number 001-15030

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X] Form 40-F [  ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes [  ] No [X]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes [  ] No [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [  ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Brazilian GAAP Press Release for 2003 of Companhia Vale do Rio Doce

Brazilian GAAP Financial Statements

PART I
1- Management’s Discussion and Analysis of the Operating Results
1.1- General Aspects
1.2- Comments on the Parent Company Results
1.2.1- Gross Revenue
1.2.2- Cost of Products and Services
1.2.3- Result of Shareholdings by Business Area
1.2.4- Operating Expenses
1.2.5- Net Financial Result
1.2.6- Income Tax and Social Contribution
1.2.7- Cash Generation
1.2.8- Interest on Stockholders’ Equity
1.2.9- Shareholder Remuneration Policy for 2004
1.2.10- Concessions and Leases
1.3- Comments on the Consolidated Results
1.3.1- Consolidated Gross Revenue
1.3.2- Consolidated Cost of Products and Services
Part II
Financial Statements and Notes to the Financial Statements
2- Balance Sheet
3- Statement of Income
4- Statement of Changes in Stockholders’ Equity
5- Statement of Changes in Financial Position
6- Statement of Cash Flows (Additional Information)
7- Statement of Value Added (Additional Information)
8- Labor and Social Indicators (Additional Information)
9- Statement of Income by Segment (Additional Information)
10- Notes to the Financial Statements at December 31, 2003 and 2002
10.1- Operations
10.2- Presentation of Financial Statements
10.3- Principles of Consolidation
10.4- Significant Accounting Policies
10.5- Cash and Cash Equivalents
10.6- Accounts Receivable from Customers
10.7- Related Parties
10.8- Inventories
10.9- Deferred Income Tax and Social Contribution
10.10- Investments
10.11- Property, Plant and Equipment
10.12- Loans and Financing
10.13- Export Receivable Securitization Program
10.14- Contingent Liabilities
10.15- Environmental and Site Reclamation and Restoration Costs
10.16- Pension Plan - Valia
10.17- Paid-up Capital
10.18- American Depositary Receipts (ADR) Program
10.19- Treasury Stock
10.20- Remuneration of Stockholders
10.21- Financial Result – Parent company and consolidated
10.22- Financial Instruments — Derivatives
10.23- Exchange Rate Exposure
10.25- Effects on the Statements if Price-Level Restatement were Applied
10.26- Insurance
10.27- Profit Sharing Plan
10.28- Deferred Income
10.29- Subsequent Event
10.30- Shareholding Interests (Organization Chart at 12/31/03)
PART III
11- ATTACHMENT I - STATEMENT OF INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED COMPANIES
12- ATTACHMENT II - EQUITY INVESTEE INFORMATION
12.1- Aluminum Area - Albras (Adjusted and Unaudited)
12.2- Aluminum Area - Alunorte (Adjusted and Unaudited)
12.3- Aluminum Area — Aluvale (Adjusted and Unaudited)
12.4- Aluminum Area - MRN (Adjusted and Unaudited)
12.5- Aluminum Area – Valesul (Adjusted and Unaudited)
12.6- Pellets Area – Hispanobras (Adjusted and Unaudited)
12.7- Pellets Area – Itabrasco (Adjusted and Unaudited)
12.8- Pellets Area – Kobrasco (Adjusted and Unaudited)
12.9- Pellets Area – Nibrasco (Adjusted and Unaudited
12.10- Pellets Area – Samarco (Adjusted and Unaudited)
12.11- Pellets Area – GIIC (Adjusted and Unaudited)
12.12- Pellets Area – Ferteco (Adjusted and Unaudited)
12.13- Manganese and Ferrolloys Area – RDM (Adjusted and Unaudited)
12.14- Manganese and Ferrolloys Area – Urucum (Adjusted and Unaudited)
12.15- Manganese and Ferrolloys Area – RDME (Adjusted and Unaudited)
12.16- Steel Area – CST (Adjusted and Unaudited)
12.17- Steel Area – CSI (Adjusted and Unaudited)
12.18- Logistics Area – DOCENAVE (AdjUS$ted and Unaudited)
12.19- Logistics Area – FCA (Adjusted and Unaudited)
12.20- Non ferrous minerals area – PPSA (Adjusted and Unaudited)
13- ATTACHMENT III – OTHER INFORMATION THE COMPANY DEEMS RELEVANT
13.1 — Business Performance Ratios (Unaudited)
13.2 — Iron Ore and Pellet Sales (Main Markets) (Unaudited)
14- REPORT OF THE INDEPENDENT ACCOUNTANTS
15- OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS AT DECEMBER 31, 2003
16- OPINION OF THE BOARD OF DIRECTORS ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS AT DECEMBER 31, 2003
17- BOARD OF DIRECTORS, FISCAL COUNCIL, ADVISORY COMMITTEES AND EXECUTIVE OFFICERS
SIGNATURES

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

www.cvrd.com.br
rio@cvrd.com.br

Investor Relations Department

Roberto Castello Branco
Rafael Campos
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel: (5521) 3814-4540

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN 2003

The financial and operational information contained in this press release, except otherwise indicated, was calculated in accordance with generally accepted accounting principles in Brazil (BR GAAP). As specifically indicated throughout the text, this information either refers to the financial statements of the Parent Company or the Consolidated financial statements. In the case of the Consolidated financial statements, in accordance with BR GAAP, the companies that are consolidated are those in which CVRD has effective control or shared control, as defined through a formal shareholders agreement. In the case of those companies in which CVRD holds definitive control, consolidation is carried out on a 100% basis, the difference between this figure and the percentage stake held by CVRD in the capital of a given subsidiary being discounted at the “minority interests” line. The main subsidiaries of CVRD are: Caemi, Alunorte, RDM, RDME, RDMN, Urucum Mineração, Pará Pigmentos, Docenave, Ferrovia Centro-Atlântica (FCA), Rio Doce Europa, Itaco, CVRD Overseas and Rio Doce International Finance. In the case of those companies where control is shared, the consolidation is carried out in proportion to the size of the stake that CVRD holds in the capital of each company. The main companies in which CVRD has shared control are: Albras, MRN, Valesul, Kobrasco, Nibrasco, Hispanobras, Itabrasco, GIIC and Samarco.

2003 — A RECORD YEAR

Rio de Janeiro, March 24, 2004 — Companhia Vale do Rio Doce obtained net earnings of R$ 4.509 billion in 2003, the equivalent of R$ 11.75 per share, the highest in the Company’s history. This result was more than double of that reported in 2002 and 47.8% higher than the previous record achieved in 2001 of R$3.051 billion.

Consolidated cash generated, as measured by EBITDA (earnings before interest tax depreciation and amortization), amounted to R$ 7.765 billion, another record. EBITDA in 2003 showed an increase of 17.5% relative to 2002.

Return on equity (ROE) amounted to 30.2%, compared to 16% in 2002.

Various other records were beaten in 2003:

•	Consolidated gross revenues amounted to R$ 20.219 billion, an increase of 32.4% on that reported in the previous year, of R$15.267 billion.

•	Revenues from exports amounted to US$ 3.952 billion, representing a rise of 24.6%, compared to exports generated of US$ 3.173 billion in 2002.

•	The Company’s net exports (exports minus imports), totaled US$ 3.422 billion, accounting for 13.8% of Brazil’s trade surplus in 2003.

•	Sales volume of iron ore and pellets amounted to 186.812 million tons, an increase of 14.0% in relation to 2002.

•	The sales of alumina made by Alunorte, of 2.275 million tons, represented a rise of 42.9% compared to 2002.

•	Sales volume of manganese ferro-alloys of 512,000 tons, compared to 466,000 tons in 2002.

•	Sales of kaolin totaled 731,000 tons, compared to 451,000 in 2002.

•	The volume of general cargo transported for third parties by the railroads of CVRD (Vitória a Minas Railroad — EFVM, Carajás Railroad - EFC and Centro-Atlantic Railroad — FCA) totaled 26.3 billion net ton kilometers (ntk), an increase of 5.1% compared to 2002.

•	Capital expenditure amounted to US$1.8 billion, carried out by CVRD Parent Company.

The good results reported by CVRD are due to the considerable increase in global demand for ore and metals, and the Company’s strong commitment to the generation of shareholder value. This implies consistent execution of business strategy, with efforts being concentrated on maximizing the performance of existing assets, using discipline in the allocation of capital to organic growth projects and acquisitions and in cost of capital reduction.

The Company’s cash generation has allowed it to finance its growth initiatives, each evaluated according to their own merit, and distribute a good level of dividends to its shareholders.

In 2003, the first year that saw implementation of the Dividend Policy, dividends of R$5.04 per share were paid, amounting to R$ 1.930 billion, compared to R$ 1.807 billion, or R$4.99 per share, in 2002.

The dividends distributed by CVRD in 2003 resulted in a dividend yield of 3.4% in US dollars. In the period from 1999 to 2003, the average dividend yield for the shares of CVRD amounted to 5.6%, the highest of the world’s largest global mining and metals companies. Total shareholder return, measured in US dollars, amounted to 93.7% in 2003, the annual average for the period 1999-2003 being 40.2%.

In January 2004, Company’s management proposed to its Board the payment of a minimum dividend for 2004, of US$ 1.43 per share, a total of US$ 550 million. The value proposed is consistent with the expected behavior of free cash flow, while maintaining CVRD’s prudent levels of financial leverage.

The Parent Company carried out investments of US$ 1,819.2 million in 2003, R$ 502 million of which was spent on acquisitions. Expenditure on mineral exploration totaled US$ 69 million, with expenditure on projects amounting to US$ 784 million. Of the main projects carried out, of particular note were: the 14 million ton expansion in iron ore production capacity at Carajás, the completion of Pier III at Ponta da Madeira maritime terminal, the purchase of 101 locomotives and 2,986 wagons for the transport of iron ore and general cargo, and the development of the Sossego copper mine, which will begin operations in July 2004.

Performance highlights by the Parent Company in the fourth quarter of 2003

•	Record gross revenues of R$2.877 billion.

•	Record volume of iron ore and pellets shipments, of 44.8 million tons.

•	EBITDA of R$1.239 billion, 8.9% lower than in 4Q02.

•	Net earnings of R$ 792 million, R$ 2.06 per share, compared to R$1.541 billion reported in 4Q02.

RECENT RELEVANT EVENTS

In the last few months, negotiations were concluded which have important implications for CVRD’s iron ore businesses. At the same time, the Company reinforced its commitment to good corporate governance practice and continued the streamlining of its operational structure. A 30-year bond was issued in the global capital markets and the substantial capex budget for 2004 has been approved.

•	Iron ore and pellet reference prices for 2004

For the fourth year running, the Company led the process of price negotiations with the world’s largest steel companies.

In January 2004, CVRD concluded negotiations with its clients for the setting of iron ore reference prices for the year 2004, resulting in an average increase of 18%, compared to those prices practiced in 2003.

In February, new pellet reference prices were implemented with the Company’s clients, showing an average increase of 19%.

•	Long-term iron ore supply contracts

In December, CVRD and Shanghai Baosteel Group Corporation (Baosteel), China’s largest steel producer, signed a long-term contract for the supply of iron ore for a period of 10 years, from 2006 to 2016. This contract is in addition to that signed in October 2001, and determines that iron ore shipments made by CVRD will increase annually to satisfy the growing requirements of Baosteel, reaching 14 million tons a year from 2010. Given that the earlier contract already makes provision for annual shipments of 6 million tons, CVRD’s sales of iron ore to Baosteel should reach 20 million tons from 2010 onwards.

In February 2004, CVRD signed another two important iron ore supply contracts. The contract with Corus, one of Europe’s main steel companies, was extended for a period of 10 years and makes provision for the sale of 10 million tons a year, which will therefore mean that CVRD will become Corus’ largest iron ore supplier. Currently, CVRD supplies approximately 5 million tons a year to Corus.

The contract with Arcelor, the world’s largest steel producer, makes provision for the shipment of 20 million tons a year of iron ore fines and lumps for its plants in Europe, up to 2009. Neither the sale of pellets produced by Hispanobras — a Brazilian joint-venture between CVRD and Arcelor, nor CVRD’s sale of iron ore and pellets to Arcelor’s steelworks in Brazil, form part of this contract.

Long-term contracts result in closer relationships between the Company and its clients, providing them with guaranteed supplies of high-quality iron ore and pellets, while at the same time making it possible to develop solutions that create value for the steelmakers.

•	Steel slab project

On February 2004, CVRD and Baosteel signed contracts with engineering companies to carry out a feasibility study for a joint-venture to build and operate an integrated steel plant in São Luís, in the state of Maranhão, for the production of 3.7 million tons of steel slabs a year. Preliminary estimates are for the plant to begin operations in 2007.

CVRD’s strategic objective is to promote the development of semi-finished steel projects in Brazil, which show a clear comparative advantage in the production of these products, with a view to leveraging the Company’s sales of iron ore and pellets. The Company may take minority shareholdings in these enterprises.

•	Corporate Governance

In December, CVRD joined Bovespa’s “Program of Differentiated Corporate Governance Practices”, formally committing itself to following good corporate governance practices. This represented another demonstration of the Company’s commitment to a transparent management model, ensuring that a balanced picture is presented to its shareholders, providing quick and efficient disclosure of information, as well as reflecting CVRD’s respect for the rights of its investors.

•	Simplification of operational structure

Continuing the process of simplifying its operational structure, in December CVRD absorbed the following companies into the Parent Company: Rio Doce Geologia e Mineração S.A. — Docegeo (Docegeo), Mineração Serra do Sossego S.A. (MSS), Vale do Rio Doce Alumínio S.A. — Aluvale (Aluvale) and Mineração Vera Cruz S.A. (MVC).

The object of this process is to reduce costs and increase transparency.

•	Issue of debt

In January 2004, CVRD issued a 30-year US$ 500 million bond — CVRD 2034 . This issue is the longest-dated debt ever issued by a Brazilian company in international capital markets.

CVRD 2034 represents pure credit of the Company, being rated Ba2 by Moody ´s Investor Service. The issue was placed in the market with a return to investor of 8.35% a year, 336 basis points over the yield offered by US Treasury bonds of similar duration.

•	Investment program for 2004

In January, the Company announced an investment program of US$ 1.536 billion for 2004, with expenditure on growth — mineral exploration and projects, of US$ 1.075 billion, and “stay-in-business capex” — maintenance, modernization, environmental protection, and information technology — of US$ 461 million.

The amount allocated to greenfield and brownfield projects totaled US$ 1.011 billion. The most important initiatives involve: expanding production capacity of iron ore, bauxite, alumina and potash, completion of the Sossego copper project, starting development of project 118, power generation and the purchase of locomotives and wagons for the transport of iron ore and general cargo.

Investments in mineral exploration are estimated at US$ 78 million.

BUSINESS OUTLOOK

China continued to exercise a predominant influence in the minerals and metals markets in 2003. Demand for steel grew by 25%, having been satisfied through an increase of 21.2% in its domestic production — being the first time that a country has exceeded production of 200 million tons of crude steel a year - supplemented by importing 38 million tons of steel products. China’s external purchases of refined copper were up by 17%, those of copper concentrate by 28% and those of alumina by 21%.

Global seaborne trade iron ore grew at an extraordinary rate in 2003 — 10.3% - totaling 537.1 million tons, an increase of 50 million tons in relation to the previous year — the largest expansion in seaborne trade ever. China was responsible for 72% of this increase, its imports expanding by 112 million tons in 2002 to 148 million last year. Western Europe increased its purchases by 5 million tons, Japan by 4 million — from 126 million to 130 million tons — the United States by 2 million and Argentina by 2 million.

The strong Chinese demand has altered the dynamics in the global iron ore market. In the last five years, seaborne trade has grown by an average rate of 5.2%, Chinese imports rising by 23.4% a year, accounting for 80% — 96 million tons — of the increase seen in the period. During the nineties, seaborne trade increased at a slower pace, averaging 3% a year between 1992 and 1999.

For 2004, we are estimating an increase in seaborne trade of 7.1%, which corresponds to an additional volume of approximately 40 million tons. This is likely to keep the iron ore industry working at full capacity, while at the same time maintaining existing pressure on the logistics system: railroads, ports and maritime transport. Demand for manganese and ferro-alloys, whose behavior is correlated to that of iron ore, is therefore likely to continue buoyant.

In the first two months in 2004, China imported 31.6 million tons of iron ore, an increase of 36.7%, compared to the same period in the previous year.

The combination of the synchronized recovery in the global economy, together with this performance by China, has without doubt contributed to maintaining buoyant demand for ores and metals. This effect, allied to the obstacles to short-term growth apparent in the supply of mineral products, suggests a relatively long upcycle in the sector, similar to that which occurred in the second half of the eighties.

In the case of China, there has been unprecedented growth in the demand for mineral and metals products, which has had significant implications on their price behavior in relation to those of manufactured products. The gains in productivity obtained from the revolution in information technology and China’s emergence as a low-cost manufacturing platform for industrial products, as well as a large consumer of ores and metals, will tend to provoke a long-lasting change in relative prices.

Thus, in contrast to what has happened until recently, it is very likely that ore and metal prices will cease to exercise a deflationary effect on the global economy.

On the supply side, the mining and metals industry reacted to the Asian financial crisis of 1997 by cutting investment in capacity expansion and mineral exploration. We estimate that growth capex dropped by almost 50% in nominal terms, between 1997 and 2002.

Finally, the depreciation in the US dollar has a favorable effect on metals prices, particularly gold, copper and aluminum.

We believe that there is a structural imbalance between the demand and supply of various products, among which are: iron ore, alumina, and copper concentrate, which is impossible to correct in the short term. As a consequence, the medium-term scenario is likely to have a positive influence on the performance of CVRD, whose operational and investment costs are low.

The restrictions which are being applied by the Chinese government to the construction of steel plants and aluminum smelters, are not capable of reversing the current trend, only serving to alleviate the acute shortage of raw materials which would result from an excessive volume of investments.

The growth performance seen by CVRD’s logistics services has seen relatively little correlation with Brazil’s GDP growth, due to the existence of considerable pent-up demand. Continued expansion will tend to depend increasingly on investment in rolling stock, in order to enable existing demand to be met. The Company is making significant investments in logistics, with the recapitalization of FCA, and the recent orders placed for thousands of wagons and more than one hundred locomotives.

Agricultural production in Brazil has been expanding rapidly in the past few years, due to, among other factors, the growing use of fertilizer, whose consumption has increased at an average annual rate of 6%. With this, Brazil has been transformed into the world’s fourth-largest consumer of this agricultural input. Consequently there is a strong demand for potash, a raw material used in the production of fertilizer, whose consumption amounted to 6.7 million tons in 2003. CVRD, Brazil’s only producer of potash, is only capable of meeting 10% of the domestic demand, even with Taquari-Vassouras operating at above nominal capacity.

For 2004, the IBGE is predicting that Brazil’s harvest will expand by 8%, therefore expected to reach 132 million tons — so signaling buoyant conditions for the potash market.

PERFORMANCE IN 2003 — CONSOLIDATED RESULT

SELECTED FINANCIAL INDICATORS — CONSOLIDATED

	R$ million
	2002	2003
Gross Operating Revenues	15,267	20,219
Gross Margin (%)	47.9%	43.5%
Net Earnings	2,043	4,509
Net Earnings per Share (R$)	5.32	11.75
EBITDA	6,609	7,765
EBITDA Margin (%)	45.0%	39.9%
Operating Cash Flow	7,534	6,477
ROE (annualized) (%)	16.0%	30.2%
Exports (US$ million)	3,173	3,952
Gross Debt	14,706	14,096
Net Debt	10,435	12,004
Gross Debt / EBITDA	2.23	1.82

ROE= return on shareholders’ equity = annualized net earnings in the quarter /shareholders’ equity

•	Sales volumes and revenues

In 2003, the volumes sold of almost all CVRD’s products showed an increase on the previous year. The only exceptions were gold, due to the exhaustion of the Igarapé Bahia mine in June 2002 and the sale of the last mine in operation, Fazenda Brasileiro, and potash, which despite the record production of 658,000 tons, saw a drop in 2003, available stock being draw-down in 2002, so inflating the comparison in that year.

Once again, iron ore and pellet sales reached record levels, totaling 186.8 million tons, an increase of 14% compared to the previous year. Shipments of iron ore amounted to 154.2 million tons, and those of pellets, 32.6 million tons, respective increases of 14% and 13.6%, compared to the previous year.

Sales of manganese ore — 885,000 tons, and ferro-alloys — 512,000 tons, each saw a rise of 33.1% and 9.9%, respectively.

Sales of kaolin, of 731,000 tons, were up 62.1% compared to 2002, as a result of sales efforts, which included the diversification of products manufactured by PPSA and the 100% consolidation of Caemi, and consequently CADAM, from September 2003.

In the area of aluminum, we obtained record sales for all types of products.

Shipments of bauxite produced by MRN amounted to 14,120,000 tons, up 42.2% in relation to the previous year. Sales of alumina, produced by the Alunorte refinery totaled 2,275,000 tons, an increase of 42.9% compared to 2002. MRN and Alunorte saw their capacity expansion projects completed in April 2003.

Albras sold 434,000 tons of primary aluminum, which exceeded its nominal production capacity of 406,000 tons, thanks to operational improvements which allowed it to produce 432,000 tons in 2003. Valesul sold 98,000 tons of aluminum products, operating at full capacity.

The volume of general cargo transported for clients on our railroads — EFVM, EFC and FCA — amounted to 26.3 billion net ton kilometers (ntk), an increase of 5.1% in relation to 2002. About 42% of cargo transported consisted of raw materials (pig iron and coal) and products for the steel industry, and 31% of agricultural products, principally soybean, soybean meal, sugar, and fertilizer. To meet the strong demand for general cargo transportation, the Company purchased an additional 57 locomotives and 926 wagons.

SALES VOLUME * — CONSOLIDATED

	thousand tons
	2002	2003
Iron Ore	135,187	154,172
Pellets	28,729	32,640
Manganese	665	885
Ferro Alloys	466	512
Gold (troy oz)	331,479	61,763
Potash	731	674
Kaolin	451	731
Port Services	27,288	28,743
Bauxite	2.862	4,326
Alumina	1,126	2,214
Aluminum	257	284

* volumes attributable to CVRD according to BR GAAP consolidation.

GENERAL CARGO RAILROAD TRANSPORTATION — CONSOLIDATED

	million ntk
	4Q02	3Q03	4Q03	2002	2003
EFVM	2,968	3,497	3,233	11,561	12,768
EFC	819	1,077	808	3,172	3,534
FCA	2,568	2,797	2,361	10,294	9,993
Total	6,355	7,371	6,402	25,027	26,295

Gross consolidated revenues amounted to R$ 20.219 billion, 32.4% higher than those generated in 2002, of R$15.267 billion. Gross margin narrowed, from 47.9% to 43.5%, basically due to fuel price increases and a rise in electricity tariffs, the greater volume of iron ore purchased from third parties and also the 100% consolidation of Caemi and FCA, from September 2003, these companies having lower margins than those of CVRD.

Of the total revenues, 54.8% derived from the sale of iron ore and pellets, which generated R$ 11.089 billion, up 27.9% on the previous year. Iron ore revenues amounted to R$ 7.743 billion and pellet revenues, R$ 3.346 billion.

Revenues from logistics services, of R$ 2.134 billion, showed an increase of 48.7% in relation to 2002, representing 10.6% of CVRD’s total revenues. This revenue expansion was due to the higher volume transported and greater productivity from rolling stock.

CVRD’s railroads — EFVM, EFC and FCA — have been improving their energy efficiency, consuming less fuel and thus reducing costs and environmental impact. EFC reduced its consumption of diesel per thousand gross ton-kilometers to 1.38 liters, 10% less than in 2001. EFVM and FCA reached historic lows of 2.30 and 7.64 liters, respectively, in the year.

The revenues generated by the aluminum businesses, of R$ 2,858 million, were up 61.7% in relation to the previous year, due to higher volumes and prices.

GROSS REVENUES — CONSOLIDATED

	R$ million
	2002	%	2003	%
Iron Ore and Pellets	8,673	56.8%	11,089	54.8%
Iron Ore	5,987	39.2%	7,743	38.3%
Pellets	2,686	17.6%	3,346	16.5%
Pelletizing Plants Operation Services	55	0.4%	68	0.3%
Logistics	1,435	9.4%	2,134	10.6%
Railroads	1,101	7.2%	1,700	8.4%
Ports	334	2.2%	434	2.1%
Gold	280	1.8%	71	0.4%
Steel Products	1,713	11.2%	2,217	11.0%
Aluminum	1,767	11.6%	2,858	14.1%
Manganese and Ferro-Alloys	845	5.5%	1,098	5.4%
Potash	272	1.8%	289	1.4%
Kaolin	179	1.2%	320	1.6%
Others	48	0.3%	75	0.4%
Total	15,267	100.0%	20,219	100.0%

•	Record net earnings- R$ 4.5 billion

CVRD obtained net earnings of R$ 4.509 billion in 2003, the highest in its history. This represented an increase of 120.7% on 2002, R$ 2.466 billion in absolute terms.

The achievement of this milestone was largely a result of two factors: an increase of R$ 4.765 billion in net operating revenues and of R$ 3.152 billion in monetary variation.

The effect of the Real’s 18.2% appreciation against the US dollar between December 31, 2002 and December 31, 2003, on the Company’s foreign currency-denominated debt, resulted in a monetary variation gain of R$ 721 million in 2003, compared to losses of R$ 2.431 billion in 2002.

On the other hand, the cost of goods sold (COGS) increased by 43.7%, R$ 3.339 billion. Part of this increase was due to the 100% consolidation of Caemi and FCA from September 2003 into the Parent Company, and also by the fact that Alunorte had been wholly consolidated for all of last year, compared to just six months in 2002.

The changes in the principle components that make up COGS were mainly affected by general acceleration in the Company’s business rhythm, as well as a number of price increases, this being particularly marked in the case of fuel oil. The following increases were recorded:

a)	Expenditure on fuel oil and gas of R$ 551 million.

b)	Expenditure on material, of R$ 699 million.

c)	Cost of outsourced services, of R$ 605 million, inflated by the full consolidation of Caemi, which hires MRS to carry its iron ore.

d)	Cost of electricity, of R$ 281 million.

e)	Goodwill amortization of R$ 65 million, basically due to the goodwill amortization associated with Ferteco, which was absorbed into CVRD.

f)	R$ 813 million in products purchased, as a consequence of the greater volumes of iron ore purchased from third parties, as well as larger volumes of bauxite to meet the growth in alumina production.

COGS BREAKDOWN — CONSOLIDATED

	R$ million
	2002	%	2003	%
Personnel	973	12.7%	1,190	10.8%
Material	1,053	13.8%	1,752	15.9%
Fuel Oil and Gases	850	11.1%	1,401	12.8%
Outsourced Services	1,108	14.5%	1,713	15.6%
Energy	567	7.4%	848	7.7%
Acquisition of products and tolling	1,401	18.3%	2,214	20.2%
Depreciation and Exhaustion	945	12.4%	1,010	9.2%
Goodwill amortization	101	1.3%	166	1.5%
Others	648	8.5%	691	6.3%
Total	7,646	100.0%	10,985	100.0%

A provision of R$ 898 million was made for the payment of income tax and social contribution in 2003, compared to the tax credit of R$ 634 million in 2002. This difference is due to the significant increase in taxable earnings and a lowering in tax incentives.

•	Cash generation — R$7.8 billion

EBITDA generated in 2003 amounted to R$ 7.765 billion, 17.5% higher than the figure of R$ 6.609 billion reported in 2002. It should be pointed out that EBITDA in 2002 was revised from R$ 6.857 billion to R$ 6.609 billion, to reflect the new calculation methodology adopted since 1Q03. This just involved elimination of the effects of events considered to be non-recurring, in line with the specific regulations issued by the US Securities and Exchange Commission (SEC).

As well as the increase of R$ 1,426 million seen between 2002 and 2003 in gross profit, EBITDA in 2003 was boosted by an additional R$ 151 million worth of depreciation and amortization, and R$ 21 million in additional dividends received from non-consolidated companies. On the other hand, there was an increase of R$ 172 million in sales and administrative expenses, and an additional R$ 101 million spent on research and development. The adjustment for non-recurring items in 2002 amounted to R$ 233 million, while in 2003 this was only R$ 88 million. Most of this difference was explained by the write-down of gold assets in 2002, due to the closure of the Igarapé Bahia mine, of R$ 147 million, considered to be non-recurring.

Of the total EBITDA, 69.1% was generated from ferrous mineral businesses, 14.1% from the aluminum business, 8.9% from logistics, 5.8% from steel, 1.6% from non-ferrous mineral businesses and 0.5% by other areas.

FINANCIAL STATEMENT — CONSOLIDATED

	R$ million
	2002	2003
Gross Operating Revenues	15,267	20,219
Taxes	(589)	(776)
Net Operating Revenues	14,678	19,443
Cost of Goods Sold	(7,646)	(10,985)
Gross Earnings	7,032	8,458
Gross Margin (%)	47.9%	43.5%
Operational Expenses	(1,790)	(2,087)
Sales	(228)	(289)
Administratives	(681)	(792)
Research and Development	(148)	(249)
Other Operational Expenses	(733)	(757)
Result from Shareholdings	(473)	(540)
Equity Income	50	209
Goodwill Amortization	(523)	(612)
Provision for Losses	—	29
Others	—	(166)
Financial Result	(3,481)	(254)
Financial Expenses	(1,445)	(1,237)
Financial Revenues	395	262
Monetary Variation	(2,431)	721
Operating Profit	1,288	5,577
Result of Discontinued Operations	—	174
Change in Accounting Method	—	(91)
Income Tax and Social Contribution	634	(898)
Minority Interest	121	(253)
Net Earnings	2,043	4,509

BALANCE SHEET — CONSOLIDATED

	R$ million
	12/31/2002	12/31/2003
Assets
Current	10,878	8,559
Long Term	3,333	3,826
Fixed	19,255	24,707
Total	33,466	37,092
Liabilities
Current	6,793	7,579
Long Term	13,576	13,419
Others	346	1,154
Shareholders’ Equity	12,751	14,940
Paid-up Capital	5,000	6,300
Reserves	7,751	8,640
Total	33,466	37,092

PARENT COMPANY RESULT IN 4Q03

SELECTED FINANCIAL INDICATORS — PARENT COMPANY

	R$ million
	4Q02	3Q03	4Q03	2002	2003
Gross Operating Revenues	2,786	2,766	2,877	8,570	10,367
Gross Margin (%)	52.1	49.6	44.7	49.8	46.5
EBITDA	1,360	1,506	1,239	3,974	4,877
EBITDA Margin (%)	50.9	56.2	44.3	48.3	48.7
Net Earnings	1,541	1,278	792	2,043	4,509
ROE (annualized) (%)	48.3	35.2	21.2	16.0	30.2
Investments (US$ million) *	218.9	831.0	400.6	748.0	1,819.3

*including acquisitions

ROE = return on equity = net earnings / equity

The Parent Company’s gross revenues in 4Q03 amounted to R$ 2.877 billion, up 3.3% and 4.0%, respectively, compared to 4Q02 and 3Q03. Iron ore and pellets generated 84.5% of these revenues, logistics services 11.3%, potash 2.5% and others 1.7%.

Gross margin narrowed from 49.6% in 3Q03 to 44.7% in 4Q03, basically due to the incorporation of Ferteco, which has lower margins than CVRD, as well as an increase in personnel costs.

SALES VOLUMES — PARENT COMPANY

	thousand tons
	4Q02	3Q03	4Q03 2002	2003
Iron Ore and Pellets	39,424	40,297	44,797	146,342	157,913
Iron Ore	34,557	35,430	38,134	129,893	136,973
Fines	26,997	31,597	33,263	115,329	122,018
Lumps	7,560	3,833	4,871	14,564	14,955
Pellets	4,867	4,867	6,663	16,449	20,940
Gold (troy ounce)	40,671	14,211	2,026	331,511	61,763
Potash	203	198	169	731	674
Port Services	7,634	6,515	5,761	27,165	25,311

IRON ORE AND PELLETS SALES — PARENT COMPANY

	million tons
DESTINATION	4Q02	3Q03	4Q03	2002	2003
ASIA
China	3.9	7.1	6.4	17.5	23.7
South Korea	1.9	1.7	2.0	7.1	7.0
Philippines	0.8	0.6	0.7	2.6	2.3
Japan	4.3	4.1	4.0	16.3	16.1
Taiwan	0.8	0.5	0.5	2.1	1.9
Total	11.7	14.0	13.6	45.6	51.0
EUROPE
Germany	4.3	4.4	5.2	14.7	15.9
Spain	0.7	0.4	1.0	2.9	3.1
France	1.6	1.7	2.3	5.8	7.7
Italy	1.2	1.2	1.3	5.2	4.9
United Kingdom	0.4	0.6	0.9	2.3	2.6
Others	3.7	3.6	4.7	13.4	14.3
Total	11.9	11.9	15.4	44.3	48.5
THE AMERICAS
Argentina	0.7	0.7	0.9	2.3	3.2
United States	0.7	1.0	0.7	3.8	3.5
Other	0.9	0.7	0.9	2.4	3.0
Total	2.3	2.4	2.5	8.5	9.7
Others
Bahrein	0.5	1.0	0.8	2.4	2.7
Others	1.6	0.5	1.5	4.3	5.0
Total	2.1	1.5	2.3	6.7	7.7
TOTAL	28.0	29.8	33.8	105.1	116.9

DOMESTIC MARKET	4Q02	3Q03	4Q03	2002	2003
Steel Mills	6.0	5.7	6.4	22.3	21.8
Pelletizing Joint Ventures	5.3	4.7	4.6	18.9	19.2
Total	11.3	10.4	11.0	41.2	41.0
TOTAL	39.3	40.2	44.8	146.3	157.9

GENERAL CARGO RAILROAD TRANSPORTATION — PARENT COMPANY

	million ntk
	4Q02	3Q03	4Q03	2002	2003
Vitória a Minas Railroad	2,968	3,497	3,233	11,561	12,768
Carajás Railroad	819	1,077	808	3,172	3,534
Total	3,787	4,574	4,041	14,733	16,302

GROSS REVENUES BY PRODUCT — PARENT COMPANY

	R$ million
	4Q02%		3Q03%		4Q03%		2002	%	2003	%
Iron Ore	1,764	63.3	1,777	64.2	1,808	62.8	5,322	62.1	6,492	62.6
Domestic Market	463	16.6	410	14.8	373	13.0	1,390	16.2	1,558	15.0
Export Market	1,301	46.7	1,367	49.4	1,435	49.9	3,932	45.9	4,935	47.6
Pellets	515	18.5	488	17.6	623	21.7	1,400	16.3	1,982	19.1
Domestic Market	77	2.8	87	3.2	120	4.2	230	2.7	361	3.5
Export Market	438	15.7	400	14.5	503	17.5	1,169	13.6	1,621	15.6
Pelletizing Plants Operation Services	32	1.1	36	1.3	41	1.4	105	1.2	137	1.3
Railroad Transport	249	8.9	281	10.2	249	8.7	881	10.3	1,059	10.2
Port Services	78	2.8	78	2.8	77	2.7	261	3.1	307	3.0
Potash	91	3.3	81	2.9	73	2.5	272	3.2	290	2.8
Gold	48	1.7	16	0.6	3	0.1	280	3.3	71	0.7
Others	9	0.3	10	0.4	3	0.1	49	0.6	28	0.3
Total	2,786	100.0	2,766	100.0	2,877	100.0	8,570	100.0	10,366	100.0

Net earnings by the Parent Company fell from R$ 1.278 billion in 3Q03 to R$ 792 million in 4Q03.

The equity income result (result from shareholdings) was the principle reason for the drop in earnings, down R$ 338 million from the previous quarter. Itaco’s result fell by R$ 117 million, and that of Florestas Rio Doce, by R$ 44 million, both due to the effect of the variation in the Real/Dollar exchange rate on foreign currency-denominated assets. An increase of R$ 116 million was made to the provision for losses at CFN, due to its sale; there also being a R$ 50 million drop in profits at FCA, and a drop of R$ 27 million in profits at Docenave.

RESULTS OF EQUITY INVESTMENTS — BY BUSINESS AREA — PARENT COMPANY

	R$ million
Business Area	4Q02	3Q03	4Q03	2002	2003
Ferrous Minerals	(52)	202	204	1,561	463
Iron Ore and Pellets	(143)	158	5	1,331	194
Manganese and Ferro-Alloys	91	44	199	230	270
Non-Ferrous Minerals	24	(26)	(49)	(64)	(24)
Logistics	(98)	9	(145)	(384)	(355)
Steel	119	135	86	302	301
Aluminum	459	130	93	76	712
Others	(40)	37	(40)	73	24
Total	412	487	149	1,564	1,122

The other item which contributed to this drop in profits was the increase of R$ 197 million in COGS, of which R$ 140 million referred to the impact of absorbing Ferteco into CVRD.

COGS BREAKDOWN — PARENT COMPANY

					R$ million
	4Q02%		3Q03%		4Q03%		2002	%	2003	%
Personnel	123	9.6	144	10.7	185	12.0	513	12.4	572	10.7
Material	272	21.2	214	15.8	243	15.7	636	15.4	874	16.3
Fuel Oil and Gases	111	8.7	162	12.0	180	11.6	392	9.5	636	11.9
Contracted Services	142	11.1	229	17.0	300	19.4	552	13.4	839	15.7
Energy	31	2.4	43	3.2	51	3.3	121	2.9	151	2.8
Acquisition of products	388	30.3	294	21.8	249	16.1	1,039	25.1	1,192	22.3
Depreciation and Exhaustion	153	11.9	185	13.7	230	14.9	634	15.3	720	13.4
Others	61	4.8	80	5.9	110	7.1	246	6.0	373	7.0
Total	1,281	100.0	1,351	100.0	1,548	100.0	4,133	100.0	5,357	100.0

The net financial result was down by R$ 104 million, principally due to increased financial expenses of R$ 44 million, associated with labor, civil and tax contingencies, and a drop of R$ 34 million in derivative gains.

The “Other Expenses” line, which was impacted positively in 3Q03 by a capital gain of R$ 63 million from the sale of the Fazenda Brasileiro gold mine, was up by R$ 65 million in 4Q03.

Added to this, we also saw an increase of R$ 31 million in expenditure on research and development and R$ 27 million in administrative expenses, this last being explained by personnel training expenses and staff benefits.

These negative effects on the Company’s earnings were partially offset by an increase of R$ 119 million in net revenues and by an improvement of R$ 116 million in monetary variation.

EBITDA generated by the Parent Company in 4Q03 amounted to R$ 1.239 billion, 17.7% less than in the previous quarter. The main reasons of this being the rise of R$ 197 million in COGS, only partially offset by the increase of R$ 119 million in revenues; a drop of R$ 110 million in the amount of dividends received from subsidiaries and affiliates; and the increase of R$ 65 million at the “Other Operational Expenses” line.

EBITDA margin narrowed from 56.2% in 3Q03 to 44.3% in 4Q03.

EBITDA CALCULATION

	R$ million
	4Q02	3Q03	4Q03	2002	2003
Net Operating Revenues	2,672	2,679	2,798	8,237	10,013
COGS	(1,281)	(1,351)	(1,548)	(4,133)	(5,357)
Sales Expenses	(79)	(56)	(64)	(186)	(217)
Administrative Expenses	(98)	(97)	(124)	(374)	(406)
Research & Development	(47)	(64)	(95)	(147)	(233)
Other Operational Expenses	(138)	(9)	(74)	(382)	(320)
EBIT	1,029	1,102	893	3,015	3,480
Depreciation and Amortization	150	192	244	659	759
Dividends Received	34	212	102	154	602
Adjustments for Non-Recurring Items (asset write-off)	147	—	—	147	36
EBITDA	1,360	1,506	1,239	3,975	4,877

The Parent Company’s annual gross revenue increased by 21.0% between 2002 and 2003, amounting to R$ 10.367 billion. This increase was due basically to an increase in volume sold and a rise in the price of iron ore and pellets, as well as an increase in the price of rail transport.

EBITDA increased from R$ 3.975 billion in 2002 to R$ 4.877 billion in 2003, an increase of 22.7%, basically due to a rise of R$ 1.776 million in net revenues and an increase of R$ 448 million in dividends received, partially offset by a rise of R$ 1.224 billion in COGS. EBITDA margin widened from 48.2% in 2002, to 48.7% in 2003.

FINANCIAL STATEMENT — PARENT COMPANY

	R$ million
	4Q02	3Q03	4Q03	2002	2003
Gross Operating Revenues	2,786	2,766	2,877	8,570	10,367
Taxes	(114)	(87)	(79)	(333)	(354)
Net Operating Revenues	2,672	2,679	2,798	8,237	10,013
Cost of Goods Sold	(1,281)	(1,351)	(1,548)	(4,133)	(5,357)
Gross Earnings	1,391	1,328	1,250	4,104	4,656
Gross Margin (%)	52.1	49.6	44.7	49.8	46.5
Result from Shareholdings	412	487	149	1,564	1,122
Equity Income	472	246	417	2,461	1,450
Goodwill Amortization	(194)	(113)	(114)	(472)	(503)
Provision for Losses	134	354	(154)	(425)	175
Others	—	—	—	—	—
Operational Expenses	(362)	(226)	(357)	(1,089)	(1,176)
Sales	(79)	(56)	(64)	(186)	(217)
Administrative	(98)	(97)	(124)	(374)	(406)
Research and Development	(47)	(64)	(95)	(147)	(233)
Other Operational Expenses	(138)	(9)	(74)	(382)	(320)
Financial Result	598	(273)	(261)	(3,226)	394
Financial Expenses	(73)	(145)	(240)	(961)	(733)
Financial Revenues	45	60	51	205	222
Monetary Variation	626	(188)	(72)	(2,470)	905
Operating Profit	2,039	1,316	781	1,353	4,996
Income Tax and Social Contribution	(498)	(38)	11	690	(487)
Net Earnings	1,541	1,278	792	2,043	4,509
Earnings per share (R$)	4.01	3.33	2.06	5.32	11.75

BALANCE SHEET — PARENT COMPANY

	R$ million
	12/31/02	09/30/03	12/31/03
Asset
Current	4,346	5,617	4,009
Long Term	3,167	2,646	2,689
Fixed	19,321	22,177	23,603
Total	26,834	30,440	30,301
Liabilities
Current	4,218	6,392	5,249
Long Term	9,865	9,515	10,112
Shareholders’ Equity	12,751	14,533	14,940
Paid-up Capital	5,000	6,300	6,300
Reserves	7,751	8,233	8,640
Total	26,834	30,440	30,301

INVESTMENTS — PROMOTING GROWTH

•	Capital expenditure in 2003

During the year 2003, CVRD carried out investments of US$ 1.819 billion. Of this total, US$ 853 million was spent on items for promoting growth (growth capex) for the Company, US$ 464 million on maintaining existing operations (stay-in-business capex) and US$ 502 million on acquisitions.

Without doubt, 2003 was an important year due to the development of a series of projects which have already begun — expansion of MRN and Module 3 of Alunorte, and those which shortly will add to cash generation and produce a higher return for shareholders, such as the Sossego project and the expansion project at Carajás. The acquisition of Caemi, a holder of world class assets, was carried out on terms which provide strong potential for the creation of value.

Growth capex consisted of US$ 784 million on projects and US$ 69 million dedicated to mineral exploration.

The main investment projects were as follows:

•	US$ 61.0 million on increasing annual production capacity at the Carajás iron ore mine by 14 million tons. The enlarging of capacity at Carajás, which will be producing 70 million tons in 2004, was completed almost 12 months ahead of the original schedule, reflecting CVRD’s high degree of flexibility in implementing its projects.

•	US$ 27.7 million on development of the Fábrica Nova and Brucutu mines, located in the Southern System, whose first phases will enter into operation in 2005 and 2006, respectively, adding a total of 22 million tons a year of iron ore to CVRD’s production capacity.

•	US$ 9.9 million on the construction of Pier III at Ponta da Madeira, which entered into operation at the end of 2003. The pier is being used for the shipment of iron ore and pellets, supporting the expansion to production capacity at Carajás.

•	US$ 329 million on the Sossego copper mine project, which is already beginning its ramp-up process, with commercial production at full capacity scheduled for July 2004. Sossego is the only copper greenfield project to enter into operation in 2004.

•	US$ 28.4 million in the expansion of capacity at the Taquari-Vassouras potash mine, from the current 600,000 tons a year, to 850,000 tons, whose completion is scheduled for the end of the first half of 2005.

•	US$ 156 million on the purchase of 1,860 wagons and 44 locomotives for the transport of iron ore, and 57 locomotives and 1,126 wagons for the transport of general cargo: 101 locomotives and 2,986 wagons in all. Of this total, 77 locomotives and 2,022 wagons have already been delivered by the manufacturers and incorporated into CVRD’s railroad fleet.

•	US$ 17.5 million on the construction of the Candonga hydroelectric plant, where work is practically at the completion stage, scheduled to begin operations in 2004.

•	US$ 19.6 million on the construction of the Aimorés hydroelectric plant, scheduled to enter into service in 2004.

US$ 69 million was invested in mineral exploration, US$ 50 million being spent by CVRD and US$ 19 million being invested by the BNDES, in accordance with the Mineral Risk Contract, signed in 1997. Of this total, 63% was spent on prospecting in the Carajás mineral province, where we are principally searching for copper, nickel, gold, platinum metals group and manganese. 19% of this total was invested in other areas of Brazil, particularly in prospecting for kaolin and bauxite in the east of state of Pará; prospecting for copper, in the states of Ceara and Paraíba; and nickel in the states of Piaui, Goias and São Paulo. The remaining 18% was spent on prospecting for mineral deposits outside Brazil, the Company having established mineral prospecting offices in Peru and Chile, where the search is for copper and gold, and in Gabon, where the search is for manganese.

Expenditure on acquisitions consisted of purchasing full control in Rana, now Rio Doce Manganese Norway, a producer of ferromanganese alloys, for US$ 17.6 million; purchasing shares of CST for US$ 57.8 million, which increased CVRD’s stake in this steel company from 22.85% to 28.02%; and 50% of the ordinary shares and 40% of the preferred shares of Caemi, for US$ 426.4 million. After this acquisition, CVRD has ended up with control of Caemi, owning 100% of its voting capital and 40% of its preferred shares, corresponding to 60.2% of Caemi’s total capital.

•	Capital expenditure budget for 2004

Total investment of US$ 1.536 billion has been budgeted for 2004, consisting of growth capex - mineral exploration and projects — of US$ 1.075 billion, and stay-in-business capex - maintenance, modernization, environmental protection and information technology — of US$ 461 million.

The amount allocated to greenfield and brownfield projects is US$ 1.011 billion. The most important initiatives are dedicated to expanding production capacity of iron ore, bauxite, alumina and potash, the completion of the Sossego copper project, starting development for Project 118, power generation and the purchase of wagons and locomotives for the transport of iron ore and general cargo.

The projects under development will add to CVRD’s annual production capacity over the next few years: 73 million tons a year of iron ore, 4.5 million tons of bauxite, 1.8 million tons of alumina, 250,000 tons of potash and 185,000 tons of copper. The cost of investment per ton of capacity for all these projects is very competitive, being therefore capable of generating considerable value for CVRD’s shareholders.

With the operational start-up of the Candonga and Aimorés hydroelectric plants in 2004, additional electricity generating capacity will be added of 119 MW. This, together with that produced by the hydroelectric plants already in service, Igarapava, Porto Estrela and Funil, will make it possible for the Company to supply, from its own energy sources, all electricity demand in the Southern System (iron ore mines, the Vitória to Minas Railroad, and the port and pellets plants at Tubarão) and part of the demand from the copper mines at Carajás.

The purchase of 88 locomotives and 3,178 wagons will enable CVRD to increase the size of its railroad fleet — from 744 locomotives and 30,473 wagons at the end of 2003 — sufficiently to be able to transport the additional iron ore being produced, as well as expanding logistics services to customers. Most of the investment in rolling stock will be dedicated to the transport of general cargo, with the scheduled purchase of 82 locomotives and 1,921 wagons.

CVRD’s mineral exploration program, budgeted at US$ 78 million for 2004, is of a “multi-commodity” nature, involving at least seven different minerals, as well as being of global coverage. Despite the fact that 77.1% of the expenditure planned will be dedicated to prospecting in Brazil — 41.6% of the total in the Carajás mineral province — there are significant exploration efforts being made in South America (Peru and Chile), Africa (Gabon and Mozambique) and Asia (Mongolia and China), as well as opportunities that are being evaluated in various other countries.

•	Divestitures

CVRD sold the following assets in 2003:

(i)	ships, owned by Docenave, for US$ 36 million, due to the strategic decision to leave the transoceanic freight business;

(ii)	the Fazenda Brasileiro gold mine, for R$ 63 million — due to its being close to exhaustion;

(iii)	the stake in Fosfértil, for R$ 240 million, since this was a portfolio investment.

CONFERENCE CALL/ WEBCAST

On Thursday, March 25, CVRD will hold a conference call and webcast at 2 pm Rio de Janeiro time — 12 noon US Eastern Time and 5 pm UK time — to present 2003 results. For access instructions, see the Investor Relations section of CVRD’s website, www.cvrd.com.br. The webcast and a conference call playback will be available on the site for 90 days after the event.

This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM - Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”

Companhia Vale do Rio Doce Departamento de Controladoria

Financial Statements BR GAAP 2003

Filed with The Comissão de Valores Mobiliários
– CVM (Brazilian Securities Commission) and
Security Exchange Commission — SEC on
03/24/2004

Gerência Geral de Controladoria - GECOL

CONTENTS

Part I	3
1-Management’s Discussion and Analysis of the Operating Results for the Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002	3
1.1- General Aspects	3
1.2- Comments on the Parent Company Results	7
1.2.1- Gross Revenue	8
1.2.2- Cost of Products and Services	9
1.2.3- Result of Shareholdings by Business Area	10
1.2.4- Operating Expenses	12
1.2.5- Net Financial Result	12
1.2.6- Income Tax and Social Contribution	12
1.2.7- Cash Generation	12
1.2.8- Interest on Stockholders’ Equity	13
1.2.9- Shareholder Remuneration Policy for 2004	14
1.2.10- Concessions and Leases	14
1.3- Comments on the Consolidated Results	15
1.3.1- Consolidated Gross Revenue	15
1.3.2- Consolidated Cost of Products and Services	16
Part II	18
Financial Statements and Notes to the Financial Statements	18
2- Balance Sheet	18
3- Statement of Income	19
4- Statement of Changes in Stockholders’ Equity	20
5- Statement of Changes in Financial Position	21
6- Statement of Cash Flows (Additional Information)	22
7- Statement of Value Added (Additional Information)	23
8- Labor and Social Indicators (Additional Information)	24
9- Statement of Income by Segment (Additional Information)	25
10- Notes to the Financial Statements at December 31, 2003 and 2002	27
10.1- Operations	27
10.2- Presentation of Financial Statements	27
10.3- Principles of Consolidation	27
10.4- Significant Accounting Policies	27
10.5- Cash and Cash Equivalents	28
10.6- Accounts Receivable from Customers	28
10.7- Related Parties	29
10.8- Inventories	30
10.9- Deferred Income Tax and Social Contribution	31
10.10- Investments	33
10.11- Property, Plant and Equipment	36
10.12- Loans and Financing	37
10.13- Export Receivable Securitization Program	39
10.14- Contingent Liabilities	39
10.15- Environmental and Site Reclamation and Restoration Costs	41
10.16- Pension Plan – Valia	42
10.17- Paid-up Capital	44
10.18- American Depositary Receipts (ADR) Program	44
10.19- Treasury Stock	45
10.20- Remuneration of Stockholders	45

CVRD	1

10.21- Financial Result – Parent company and consolidated	46
10.22- Financial Instruments – Derivatives	47
10.23-Exchange Rate Exposure	51
10.24- Administrative and Other Operating Expenses	51
10.25- Effects on the Statements if Price-Level Restatement were Applied (unaudited)	52
10.26- Insurance	53
10.27- Profit Sharing Plan	53
10.28- Deferred Income	53
10.29- Subsequent Event	53
10.30- Shareholding Interests (Organization Chart at 12/31/03)	54
Part III	55
11- Attachment I – Statement of Investments in Subsidiaries and Jointly-Controlled Companies	55
12- Attachment II – Equity Investee Information	56
12.1- Aluminum Area – Albras (Adjusted and Unaudited)	56
12.2- Aluminum Area – Alunorte (Adjusted and Unaudited)	57
12.3- Aluminum Area – Aluvale (Adjusted and Unaudited)	58
12.4- Aluminum Area – MRN (Adjusted and Unaudited)	59
12.5- Aluminum Area – Valesul (Adjusted and Unaudited)	60
12.6- Pellets Area – Hispanobras (Adjusted and Unaudited)	61
12.7- Pellets Area – Itabrasco (Adjusted and Unaudited)	62
12.8- Pellets Area – Kobrasco (Adjusted and Unaudited)	63
12.9- Pellets Area – Nibrasco (Adjusted and Unaudited	64
12.10- Pellets Area – Samarco (Adjusted and Unaudited)	65
12.11- Pellets Area – GIIC (Adjusted and Unaudited)	66
12.12- Pellets Area – Ferteco (Adjusted and Unaudited)	67
12.13- Manganese and Ferrolloys Area – RDM (Adjusted and Unaudited)	68
12.14- Manganese and Ferrolloys Area – Urucum (Adjusted and Unaudited)	69
12.15- Manganese and Ferrolloys Area – RDME (Adjusted and Unaudited)	70
12.16- Steel Area – CST (Adjusted and Unaudited)	71
12.17- Steel Area – CSI (Adjusted and Unaudited)	72
12.18- Logistics Area – DOCENAVE (Adjusted and Unaudited)	73
12.19- Logistics Area – FCA (Adjusted and Unaudited)	74
12.20- Non ferrous minerals area – PPSA (Adjusted and Unaudited)	75
13- Attachment III – Other Information The Company Deems Relevant	76
13.1 - Business Performance Ratios (Unaudited)	76
13.2 - Iron Ore and Pellet Sales (Main Markets) (Unaudited)	77
14- Report of the Independent Accountants	78
15- Opinion of the Fiscal Council on the Annual Report and Financial Statements at December 31, 2003	79
16- Opinion of the Board of Directors on the Annual Report and Financial Statements at December 31, 2003	80
17- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	81

2	CVRD

PART I

Expressed In millions of reais

1- Management’s Discussion and Analysis of the Operating Results for the Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002

1.1- General Aspects

(a)	Companhia Vale do Rio Doce’s segments of business are mining, logistics and energy, as follows:

•	Ferrous minerals: iron ore and pellets as well as manganese and ferroalloys;

•	Non-ferrous minerals: potash, kaolin and copper;

•	Logistics: railroads, ports and maritime terminals and shipping;

•	Energy: electric power generation; and

•	Holdings: equity holdings in producers of aluminum and steel.

Ferrous Minerals

Iron Ore and Pellets

The main mining activities involve iron ore, through two world-class integrated systems for ore production and distribution, each consisting of mines, railroads and maritime terminals. The Southern System, based in the states of Minas Gerais and Espírito Santo, has total proven and probable iron ore reserves of approximately 2.3 billion tons. The Northern System, based in the states of Pará and Maranhão, has total proven and probable iron ore reserves of some 1.2 billion tons. Currently CVRD operates nine pelletizing plants, six of them in joint ventures with international partners. The Company also has a 50% interest in Samarco, which owns and operates two pelletizing plants. The São Luís pelletizing plant was inaugurated on March 26, 2002, with annual capacity of 6 million tons.

Iron ore and pellets export sales are generally made pursuant to long-term supply contracts which provide for annual price negotiations. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore, influence contract prices for iron ore. Contract prices also depend on transportation costs. Fines, lump ore and pellets command different prices. Annual price negotiations generally occur from November to February, with separate prices established for the Asian and European iron ore markets. In the Asian market, the renegotiated prices are effective as of April of each year. In the European market, the renegotiated prices are effective as of January of each year. Because of the wide variety of iron ore and pellet quality and physical characteristics, iron ore and pellets are less commodity-like than other minerals which are fungible and have standard international prices. This factor combined with the structure of the market has prevented the development of an iron ore and pellets futures market which we could, if we wished, use to mitigate our exposure to price fluctuations of these products. Currently, the Company does not hedge its exposure to iron ore and pellet price volatility.

Manganese and Ferroalloys

This activity is carried out through the subsidiaries RDM located in the state of Bahia, Urucum located in the state of Mato Grosso, Rio Doce Manganèse Europe in France and Rio Doce Manganese Norway in Norway. The ore is extracted from the Azul Mine in the Carajás region, in the state of Pará, and the Urucum Mine in the Pantanal region, in the state of Mato Grosso do Sul. Beneficiation is done on site at both units.

Non-Ferrous Minerals

Gold

Gold operations are carried out by the Company itself. These operations began in 1984 and ended with the sale in 2003 of the Fazenda Brasileiro mine, located in Bahia. Gold operations will recommence with the start of copper operations, which will produce gold as a secondary product.

CVRD	3

Potash

The potash is found in natural deposits and is an important raw material for making fertilizers. The Company leases a potash mine in the state of Sergipe from Petróleo Brasileiro S.A. — PETROBRAS. It is the only mine of its type in the country and its present capacity is some 600 thousand tons per annum.

Kaolin

Kaolin is a fine white aluminum silicate clay, used in the paper, ceramic and pharmaceutical industries as a coating and filler. Kaolin activities are conducted through the subsidiary Pará Pigmentos S.A. and through Cadam (indirectly through Caemi). Pará Pigmentos began operations in 1996 with installed capacity of 300 thousand per annum. In the second half of 2002 the expansion to 600 thousand tons/year was completed. Cadam carries out extraction and beneficiation of kaolin. The mines are located in the state of Amapá, near the beneficiation and shipping installations, in the state of Pará. Total productive capacity is 810 thousand tons per annum.

Copper

CVRD’s copper activities are still in the implementation phase. The Company owns 100% of the Sossego and Salobo mine projects in the Carajás region, with estimated yearly capacity of 140 thousand tons and 200 thousand tons of copper, respectively, as well as participating in joint ventures involving four development projects in Brazil. These six projects contain approximately 1.7 billion tons of ore with an average metal content of 1.02%.

Logistics

The Company provides transport and related services to various clients. Built originally to serve the Company’s iron ore business, the logistics system includes the Vitória to Minas Railroad and the Tubarão port complex in the Southern System, and the Carajás Railroad and Ponta da Madeira Marine Terminal in the Northern System. In addition, in the last five years the Company has acquired stakes in four privatized railroads. The principal cargo of CVRD’s railroad is the Company’s own iron ore, along with steel, coal, pig iron and limestone carried for steel manufacturers located in the states of Minas Gerais and Espírito Santo. In addition the Company carries agricultural products, principally grains. The Company charges market rates for third-party cargo, which vary based upon the distance traveled and the density of the freight in question.

Energy

The Company participates in nine hydroelectric plants, three of which are in operation, with another two scheduled to come on line in 2004. Construction still has not begun on the remaining four projects. This total does not include the Santa Isabel Generation Consortium concession, which due to the fact that IBAMA – Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis — has ruled that the project is not feasible from an environmental standpoint, is in the process of being returned to the government. CVRD’s investments in the sector seek to optimize the Group’s supply of electric power. Depending on market conditions, the power generated by these plants will be sold or used in own operations.

Holdings

Aluminum Operations

The Company sells aluminum to an active world market in which prices are determined based on prices for the metal quoted on the London Metals Exchange and the Commodity Exchange, Inc (Comex) at the time of delivery.

Until 12/30/03, the Company conducted its aluminum operations through its wholly-owned subsidiary Aluvale, which carried out its operations basically through joint ventures. These include mining of bauxite, which is refined into alumina and then smelted into aluminum for commercialization. Aluvale operated its bauxite extraction activities through a 40% participation in the joint venture Mineração Rio do Norte S.A. — MRN, which holds substantial reserves of bauxite with low separation indices and high recovery rate. Aluvale had a 57.03% interest in the voting capital of Alunorte, which refines the bauxite into alumina, and participations in aluminum smelting through Albras, in which it detained a 51% interest, and through Valesul, of which it owned 54.51%. On December 30, 2003 Aluvale was merged into CVRD.

Steel

Commercial activities in the steel industry are conducted through the jointly-controlled company CST (28% of the total capital), which sells steel slabs to the domestic and foreign market, and CSI (50% of total capital), located in California, which manufacturers various processed steel products, and through the affiliated company Usiminas (11% of the total capital).

4	CVRD

(b)	Mergers

Ferteco

On 08/29/03, an Extraordinary General Meeting of CVRD approved the merger of Ferteco Mineração S.A. (Ferteco). This merger did not involve issuance of new shares or alteration of the Company’s share capital. The assets of Ferteco were incorporated at their book value on the balance sheet of 07/31/03 of R$ 1,307 million. The Company unconditionally assumed all the assets, rights and obligations of Ferteco, of a legal or conventional nature, pursuant to applicable legislation.

The merger produced effects on the financial statements of the Parent Company starting in the third quarter of 2003. Nevertheless, the consolidated financial statements of the Company prepared according to Brazilian GAAP (Generally Accept Accounting Principles in Brazil) were not affected, because the results of Ferteco were already consolidated (the Company has owned 100% of Ferteco’s capital since the second quarter of 2001).

With the merger, the Company directly assumed administration of the Córrego do Feijão and Fábrica iron ore mines and the Fábrica pelletizing plant, located in the regions known as the Iron Ore Quadrangle in the state of Minas Gerais.

Ferteco was acquired by CVRD in April 2001 for US$ 566 million. The advantages of the synergies between the two companies have been materializing since then through direct reduction of costs and greater flexibility in producing iron ore and logistics operations. The merger of Ferteco into CVRD facilitates such synergies, which translates into greater shareholder value.

Celmar

On 08/29/03, an Extraordinary General Meeting approved the merger of Celmar S.A. – Indústria de Celulose e Papel (Celmar).

Celmar owned 30,000 hectares of renewable eucalyptus forests, assets that were contributed to Ferro Gusa Carajás S.A. (Ferro Gusa), a joint venture between CVRD and Nucor Corporation, an American steel company. Ferro Gusa will invest in the construction of a plant to produce pig iron in northern Brazil.

The eucalyptus will be used by Ferro Gusa to make charcoal, the only reducer of iron ore that permits producing pig iron in an environmentally sustainable form. As announced on 04/24/03, the plant will have capacity to produce 380,000 metric tons a year of pig iron and will use iron ore from Carajás.

Docegeo, MSS, Aluvale and MVC

An Extraordinary General Meeting held on 12/30/03 approved the mergers of Rio Doce Geologia e Mineração S.A. – Docegeo (Docegeo), Mineração Serra do Sossego S.A. (MSS), Vale do Rio Doce Alumínio S.A. – Aluvale (Aluvale) and Mineração Vera Cruz S.A. (MVC). None of these mergers involved issuance of new shares or a change in the share capital of CVRD. The assets of Docegeo, MSS, Aluvale and MVC were incorporated at their book values of 11/30/03 and the Company unconditionally assumed all the assets, rights and obligations of the merged companies, of a legal or conventional nature, pursuant to applicable law. The aim of these mergers is to simplify the organizational structure of the Company.

(c)	The variations of the main currencies and indices in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly-controlled companies and affiliates, were as follows:

		Δ%					Parity
	Currencies / Indices	U.S.
Period		DOLLAR	YEN	GOLD	IGP-M	TJLP	US$ x R$	US$ x Yen
Up to 12/31/03		(18.2)	(9.3)	19.9	8.7	11.5	2.8892	107.17
4Q/03		(1.2)	3.0	7.3	1.5	2.6	2.8892	107.17
3Q/03		1.8	9.4	12.1	1.1	2.9	2.9234	111.65
Up to 12/31/02		52.3	68.2	25.0	25.3	9.9	3.5333	118.87
4Q/02		(9.3)	(7.0)	8.5	13.4	2.4	3.5333	118.87

About 64% of the Company’s gross revenue (74% consolidated) for 2003 is derived from exports and part of domestic sales are linked to the U.S. dollar. About 32% of total costs are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.

Approximately 94% (92% consolidated) of the short-term and long-term loans of the Company for 2003 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 10.12 and 10.21).

CVRD	5

(d)	Divestitures

Fazenda Brasileiro

On 08/15/03, the Company finalized the sale of the Fazenda Brasileiro gold mine assets to Yamana Resources Inc. (Yamana), a Canadian mining firm. The value of the transaction was R$ 63.

Results from Discontinued Operations

Fosfértil

On 10/24/03, the subsidiary Companhia Paulista de Ferro Ligas (CPFL) finalized the sale of its shares in Fertilizantes Fosfatados S.A. (Fosfértil) to Bunge Fertilizantes S.A. for R$ 240. The profit on the operation was R$ 174.

This transaction is in line with CVRD’s focus on mining and logistics and its strategy to sell equity participations which had assumed the nature of portfolio investments.

(e)	Restructuring

Manganese and ferroalloys

On 10/28/03, CVRD took some steps to simplify the operational structure of its manganese and ferroalloy businesses. Its subsidiary SIBRA, from 10/15/03 onward was renamed Rio Doce Manganês S.A. (RDM). The operations of the companies controlled by RDM, among them Companhia Paulista de Ferro Ligas (CPFL), will be transferred to RDM itself as of January 2004.

Currently the main assets of RDM are the Azul mine, located at Carajás, in the state of Pará, with annual production capacity of 2 million metric tons of manganese ore, and a plant producing manganese ferroalloys with capacity of 180 thousand metric tons a year, at Simões Filho in the state of Bahia. CPFL has four plants producing ferroalloys in the state of Minas Gerais (Barbacena, Ouro Preto, Santa Rita and São João del Rei). After incorporation of the assets of CPFL and the other smaller controlled companies producing manganese ore located in the states of Minas Gerais and Bahia (Minérios Metalúrgicos do Nordeste S.A., Mineração Urandi S.A. and Sociedade Mineira de Mineração Ltda.), RDM will have annual production capacity of 2,330 thousand metric tons of manganese ore and 350 thousand metric tons of ferroalloys.

In this manner, the manganese and ferroalloy operations of CVRD will be conducted by four wholly-owned subsidiaries: RDM; Urucum Mineração S.A., at Corumbá in the state of Mato Grosso do Sul; Rio Doce Manganese Europe (RDME) at Dunkirk, France; and Rio Doce Manganese Norway (RDMN), at Mo I Rana, Norway.

CVRD is the world’s second largest producer of manganese ore, with total production capacity of 2.9 million metric tons a year, calculated on a contained manganese basis.

Logistics

On 11/07/03, CVRD concluded the restructuring of its holdings in logistics companies.

A series of transactions was carried out seeking to eliminate the relations between CVRD and Companhia Siderúrgica Nacional (CSN) in the shareholding structure of Ferrovia Centro-Atlântica S.A. (FCA), Companhia Ferroviária do Nordeste (CFN) and CSN Aceros S.A. (CSN Aceros). These transactions consisted of:

(a)	sale of all the shares of FCA held by CSN to Mineração Tacumã Ltda., a subsidiary of CVRD;

(b)	sale of all the shares of CFN owned by CVRD to CSN and Taquari Participações S.A.;

(c)	sale by Itabira Rio Doce Company Limited, a CVRD subsidiary, of all its shares of CSN Aceros, a shareholder of Sepetiba Tecon S.A. (STSA), to CSN Panamá S.A., a subsidiary of CSN;

(d)	transfer of all the convertible debentures issued by STSA held by CVRD to CSN; and

(e)	execution of agreements for provision of container handling services between STSA and CVRD, for railway transport of limestone between FCA and CSN, and railway transport of dolomitic limestone and bentonite between CFN and CVRD.

The purchase and sale obligations mentioned above comprise a single business operation, which resulted in a net disbursement by CVRD of R$ 23 million on the date of financial settlement, 11/14/03.

6	CVRD

(f)	In 2003, the consolidated trade balance of US$ 3,422 million was generated as follows:

	Consolidated (in US$ millions)
	1998	1999	2000	2001	2002	2003
Exports	2,660	2,271	3,016	3,297	3,173	3,952
Imports	(238)	(165)	(291)	(414)	(349)	(530)

	2,422	2,106	2,725	2,883	2,824	3,422

Consolidated Trade Balance — US$ Millions

(f)	Corporate governance – Sarbanes-Oxley

Due to problems occured in american capital market, Sarbanes-Oxley was approved on United States congress and it obligate all american and foreign companies registered on Securities and Exchange Commission that negociate American Depositary Receipts on United States stock exchanges. CVRD also has ADR 3 on New York Stock Exchange.

Sarbanes-Oxley aims to protect the investors by stablishing strict patterns concerning corporate governance. It also includes additional disclousure procedures as well as more strict patterns in relation to internal controls and financial statements discloused by the company.

The Law requests for 2003 were complied by CVRD. Form 20-F year 2002 was filed accompanied by certifications signed by the CEO and CFO as well as others certifications signed by the executive officers and executives related to Form 20-F process.

(g)	Independent accountants policy

The policy concerning independent accountants in relation to services non-audit services is based on the maintenance of their independency. During 2003, the amount of non-audit services paid was less than 5% compared to the total due.

1.2- Comments on the Parent Company Results

The net income of the Company in 2003 was R$ 4,509 compared with net income of R$ 2,043 in 2002 (the earnings per share corresponds to R$ 11.75 in 2003 versus R$ 5.32 in 2002).

The gross margin declined from 49.8% in 2002 to 46.5% in 2003. The gross revenue rose 21% (from R$ 8,570 in 2002 to R$ 10,367 in 2003), while the cost of products and services increased 29.6% (from R$ 4,133 in 2002 to R$ 5,357 in 2003).

During 2003, the Company paid interest on stockholders’ equity of R$ 1,935 and in 2004 the Company will pay R$ 319, totaling R$ 2,254, equivalent to remuneration of R$ 5.87 per outstanding common or preferred share (Note 10.20).

CVRD	7

1.2.1- Gross Revenue

The 21% increase in gross revenue (R$ 10,367 in 2003 against R$ 8,570 in 2002) is a result of the change at the mix of products as well as the average devaluation of the real against the United States dollar by 4.9%, affecting 83% of the Company’s revenue, and the higher volumes sold of iron ore and pellets, due to the merger of Ferteco in September 2003, as shown in the table below of the total the increase of R$ 1,797, 17% is attributed to the exchange rate, 21% to the increase in volume and 62% to price increase. The increase in pellets sales was due to growth in the Chinese, European and North American markets of 33.7%, 10.3% and 2.5%, respectively.

	In thousands of metric tons (except gold)						In millions of reais
	Quarter			Accumulated			Quarter			Accumulated
	4Q/03	3Q/03	4Q/02	2003	2002	Δ%	4Q/03	3Q/03	4Q/02	2003	2002	Δ%

External market
Iron ore — fines	25,769	23,734	20,003	91,812	83,836	10	1,295	1,245	1,192	4,513	3,583	26
Iron ore — lump ore	2,611	2,052	3,980	7,866	7,659	3	140	122	109	422	349	21
Pellets	5,416	4,026	4,123	17,231	13,676	26	503	400	438	1,621	1,169	39

	33,796	29,812	28,106	116,909	105,171	11	1,938	1,767	1,739	6,556	5,101	29

Internal market
Iron ore — fines	7,494	7,863	6,994	30,206	31,493	(4)	302	346	415	1,314	1,226	7
Iron ore — lump ore	2,260	1,781	3,580	7,089	6,905	3	71	64	48	244	164	49
Pellets (*)	1,247	841	744	3,709	2,773	34	161	123	109	498	336	48

	11,001	10,485	11,318	41,004	41,171	—	534	533	572	2,056	1,726	19

Total
Iron ore — fines	33,263	31,597	26,997	122,018	115,329	6	1,597	1,591	1,607	5,827	4,809	21
Iron ore — lump ore	4,871	3,833	7,560	14,955	14,564	3	211	186	157	666	513	30
Pellets	6,663	4,867	4,867	20,940	16,449	27	664	523	547	2,119	1,505	41

	44,797	40,297	39,424	157,913	146,342	8	2,472	2,300	2,311	8,612	6,827	26

Railroad transportation	12,095	13,675	15,218	51,486	58,143	(11)	249	281	249	1,059	881	20
Port services	5,761	6,515	7,634	25,311	27,165	(7)	77	78	78	307	261	18
Gold (kg)	63	442	1,265	1,921	10,311	(81)	3	16	48	71	280	(75)
Potash	169	198	203	674	731	(8)	73	81	91	290	272	7
Other products and services	—	—	—	—	—	—	3	10	9	28	49	(43)

							2,877	2,766	2,786	10,367	8,570	21

(*) Includes revenues derived from services provided to pelletizing joint ventures in the amount of R$ 41, R$ 36, R$ 32, R$137 and R$ 105 in 4Q/03, 3Q/03, 4Q02, 2003 and 2002, respectively.

Gross Revenue in 2003 — R$ 10,367 / US$ 3,395

8	CVRD

Gross revenue by segment

				Total
	Ferrous	Non-Ferrous
	Minerals	Minerals	Logistics	2003	2002
External market
Americas, except the United States	484	—	—	484	327
United States	279	22	—	301	376
Europe	2,678	49	—	2,727	2,197
Middle East/Africa/Oceania	549	—	—	549	515
Japan	787	—	—	787	671
China	1,226	—	—	1,226	796
Asia, other than Japan and China	552	—	—	552	499

	6,555	71	—	6,626	5,381
Internal market	2,461	290	990	3,741	3,189

Total gross revenues	9,016	361	990	10,367	8,570

1.2.2- Cost of Products and Services

The 29.6% increase in the cost of products and services (R$ 5,357 in 2003 against R$ 4,133 in 2002) results mainly from the increase in sales of purchased pellets, the increase in expenses for maintenance of assets and equipment, higher prices for petroleum derivatives and the effect of exchange rate variation on the portion of costs denominated in U.S. dollars (32%).

Cost of Products and Services in 2003 — R$ 5,357 / US$ 1,757

By Nature

	2003
	Denominated		Quarter						Accumulated
	R$	US$	4Q/03%		3Q/03%		4Q/02%		2003	%	2002	%	Δ%
Personnel	572	—	185	12	144	11	123	10	572	11	513	12	12
Material	606	268	243	16	214	16	272	21	874	16	636	15	37
Oil and gas	636	—	180	12	162	12	111	9	636	12	392	10	62
Outsourced services	834	5	300	19	229	17	142	11	839	16	552	13	52
Energy	151	—	51	3	43	3	31	2	151	3	121	3	25
Acquisition of iron ore and pellets	—	1,192	249	16	294	22	388	30	1,192	22	1,039	25	15
Depreciation and depletion	554	—	154	10	143	11	129	10	554	10	536	13	3
Amortization of goodwill	166	—	76	5	42	3	24	2	166	3	98	2	69
Others	114	259	110	7	80	5	61	5	373	7	246	7	52

Total	3,633	1,724	1,548	100	1,351	100	1,281	100	5,357	100	4,133	100	30

	68%	32%

CVRD	9

1.2.3- Result of Shareholdings by Business Area

The numbers below do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

	Quarter				Accumulated
Business Area	4Q/03	3Q/03%		4Q/02	2003	2002	%
Ferrous Minerals
. Iron ore and pellets	5	158	(97)	(143)	194	1,331	(85)
. Manganese and ferroalloys	199	44	352	91	270	230	17
Non-Ferrous Minerals	(49)	(26)	(88)	24	(24)	(64)	63
Logistics	(145)	9	(1,711)	(98)	(355)	(384)	8
Holdings
. Steel	86	135	(36)	119	301	302	—
. Aluminum	93	130	(28)	459	712	76	837
Others	(40)	37	(208)	(40)	24	73	(67)

	149	487	(69)	412	1,122	1,564	(28)

Ferrous Minerals

(a)	Iron ore and pellets

.	Ferteco – Comparing the 8 months of 2003 against the 12 months in 2002, due to merger of Ferteco on 08/29/03, the equity result improved by R$100 (a gain of R$221 in 2003 against a gain of R$121 in 2002), despite a reduction of 11.5% in the quantity of iron ore sold (12,155 thousand metric tons in 2003 versus 13,728 thousand metric tons in 2002) and reduction of 38.8% in the quantity of pellets sold (2,788 thousand metric tons in 2003 against 4,558 thousand metric tons in 2002). Pellet prices increased 24.3% (US$31.31 per metric ton in 2003 against US$25.18 per metric ton in 2002) and the iron ore price remained stable (US$13.74 per metric ton in 2003 compared with US$13.46 per metric ton in 2002). In 2003, R$164 of goodwill amortization was booked, with R$68 assigned to the cost of the Parent Company since September 2003.

.	Caemi – An increase in the equity result of R$74 (gain of R$42 in 2003 against a loss of R$32 in 2002) due to a 14.1% increase in the sales volume (38,017 thousand metric tons in 2003 versus 33,312 thousand metric tons in 2002) and the positive effects of exchange rate variation on debt. In the previous year, the loss was due to a provision for losses arising from restructuring of Québec Cartier Mining Company (QCM).

.	Itaco/RDE – A decrease in the equity result of R$1,120 (loss of R$270 in 2003 against a gain of R$850 in 2002), basically caused by the affect of the appreciation of the real against the dollar on the net equity this year (negative exchange rate variation of R$704 in 2003 versus positive exchange rate variation of R$1,243 in 2002). In operational terms, iron ore sales increased 11.0% (96,137 thousand metric tons in 2003 against 86,634 thousand metric tons in 2002) and pellets by 22.9% (14,092 thousand metric tons in 2003 against 11,465 thousand metric tons in 2002), including sales of its subsidiary CVRD Overseas.

.	Kobrasco – An increase in the equity result, due to reversal of part of the provision for losses, in the amount of R$117 (a gain of R$57 in 2003 against a loss of R$60 in 2002), caused by the positive effects of exchange rate variation on debt. In operational terms, sales volume went up by 7,7% (4,344 thousand metric tons in 2003 versus 4,034 thousand metric tons in 2002) and the average sales price increased by 5.9% (US$31.86 per metric ton in 2003 against US$30.09 per metric ton in 2002).

.	Nibrasco – A decrease in the equity result of R$1 (a gain of R$9 in 2003 against a gain of R$10 in 2002), due to a 5.6% fall in sales volume (6,813 thousand metric tons in 2003 against 7,215 thousand metric tons in 2002), partly offset by a 3.9% increase in the average sales price (US$30.14 per metric ton in 2003 versus US$29.01 per metric ton in 2002).

.	Samarco – An increase in the equity result of R$129 (a gain of R$229 in 2003 against a gain of R$100 in 2002), due to the positive effects of exchange rate variation on debt. Operationally, sales volume increased by 10.6% (15,966 thousand metric tons in 2003 against 14,442 thousand metric tons in 2002), and the average price increased by 9.5% (US$31.32 per metric ton in 2003 compared with US$28.60 per metric ton in 2002).

(b)	Manganese and ferroalloys

.	RDM – An increase in the equity result of R$ 166 (a gain of R$ 247 in 2003 against a gain of R$ 81 in 2002), due to sale of the shareholding in Fosfértil, less the negative effects of exchange rate variation on accounts receivable in the third quarter 2003, offset partly by the positive effects of exchange rate variation on exports. In operational terms, ferroalloy sales volume increased by 1.5% (332 thousand metric tons in 2003 versus 327 thousand metric tons in 2002) and manganese sales volume went up by 30.3% (1,337

10	CVRD

thousand metric tons in 2003 against 1,026 thousand metric tons in 2002), the average price of ferroalloys increased by 29.5% (US$ 587.07 per metric ton in 2003 against US$ 453.43 per metric ton in 2002) and the average price of manganese decreased by 7.0% (US$ 43.61 per metric ton in 2003 against US$ 46.86 per metric ton in 2002).

Non-ferrous Minerals

.	Pará Pigmentos – An increase in the equity result of R$95 (a gain of R$32 in 2003 against a loss of R$63 in 2002) caused by the positive effects in the third quarter 2003 of exchange rate variation on debt. In operational terms, sales volume went up by 28.2% (423 thousand metric tons in 2003 against 330 thousand metric tons in 2002) and the average sales price fell 0.7% (US$152.48 per metric ton in 2003 against US$153.48 per metric ton in 2002).

Logistics

.	Docenave – A decrease in the equity result of R$83 (a gain of R$21 in 2003 versus a gain of R$104 in 2002), due to the effects of the appreciation of the real against the dollar in the third quarter 2003 on dollar-denominated assets and constitution of provisions for losses on assets. In operational terms, the volume of bulk cargo hauled increased by 17.9% (9,321 thousand metric tons in 2003 against 7,906 thousand metric tons in 2002), and the volume of tugboat operations went up by 18.7% (8,100 operations in 2003 against 6,822 operations in 2002), offset partly by a reduction in container movement of 4.1% (65,860 TEUs handled in 2003 against 68,663 TEUs in 2002). The increase in average freight rates of 53.4% (US$7.53 per metric ton carried in 2003 against US$4.91 per metric ton in 2002) was basically neutralized by the 79.8% increase in vessel charter costs, mainly due to demand from the Asian market for chartering of Panamax/Cape Size ships in 2003.

.	FCA – In 2003, R$364 of negative equity result was booked (R$208 as provision for losses and R$156 as amortization of goodwill) against R$346 in 2002 (R$137 as provision for losses and R$209 as amortization of goodwill). In the second quarter 2003 the change in the accounting method of recognizing the costs of leases and concessions resulted in an increase of R$238 in these costs. CVRD’s interest in FCA is held through its subsidiary Mineração Tacumã.

.	MRS – An increase in the equity result of R$153 (a gain of R$104 in 2003 against a loss of R$49 in 2002) due to the positive effects of exchange rate variation on debt, the favorable operational performance and the constitution of tax credits (income tax and social contribution on net profits).

Holdings

(a)	Steel

.	CSI – A decrease in the equity result of R$424 (a loss of R$128 in 2003 against a gain of R$296 in 2002), basically due to the appreciation of the real against the dollar (negative exchange rate variation of R$135 in 2003 against positive exchange rate variation of R$234 in 2002). Operationally, sales of steel products decreased by 6.4% (1,885 thousand metric tons in 2003 against 2,014 thousand metric tons in 2002).

.	CST – An increase in the equity result of R$245 (a gain of R$291 in 2003 against a gain of R$46 in 2002), basically caused by the positive effects of exchange rate variation on debt. In operational terms, the average sales price increased by approximately 23.4%, offset partly by a fall of 20.7% in steel slabs sold (3,688 thousand metric tons in 2003 against 4,651 thousand metric tons in 2002).

.	Usiminas – An increase in the equity result of R$151 (a gain of R$138 in 2003 against a loss of R$13 in 2002), caused mainly by the reduction in the negative effects of exchange rate variation on debt.

(b)	Aluminum

.	Albras – An increase in the equity result of R$283 (a gain of R$297 in 2003 against a gain of R$14 in 2002) due to the positive effects of exchange rate variation on debt. In operational terms, aluminum sales volume increased by 6.9% (434 thousand metric tons in 2003 against 406 thousand metric tons in 2002) and the average sales price rose 4.4% (US$1,363.68 per metric ton in 2003 against US$1,306.38 per metric ton in 2002).

.	Alunorte – An increase in the equity result of R$272 (a gain of R$183 in 2003 against a loss of R$89 in 2002), due to the positive effects of exchange rate variation on debt. Operationally, alumina sales volume increased by 42.9% (2,275 thousand metric tons in 2003 against 1,592 thousand metric tons in 2002), caused by the start-up of the third production line in March 2003, and the average sales price increased by 8.9% (US$179.23 per metric ton in 2003 against US$164.56 per metric ton in 2002). On 09/30/03 and 10/31/03, amortization of goodwill of R$5 and R$45, respectively, was booked.

.	MRN – An increase in the equity result of R$35 (a gain of R$132 in 2003 against a gain of R$97 in 2002), due to the 42.2% rise in sales volume (14,120 thousand metric tons in 2003 against 9,928 thousand metric tons in 2002), in turn caused by the completion of the

CVRD	11

expansion of capacity begun in April 2000 along with a 1.5% increase in the average bauxite price (US$19.23 per metric ton in 2003 against US$18.95 per metric ton in 2002).

.	Valesul – A decrease in the equity result of R$13 (a gain of R$30 in 2003 against a gain of R$43 in 2002), caused by the effect of the increase in electricity prices, despite an 8.9% increase in sales volume (98 thousand metric tons in 2003 against 90 thousand metric tons in 2002) and a 2.5% rise in the average aluminum price (US$1,703.41 per metric ton in 2003 against US$1,661.77 per metric ton in 2002).

.	Aluvale – An increase in the equity result (own operations) of R$7 (a gain of R$32 in 2003 against a gain of R$25 in 2002) caused mainly be the tax benefit of paying interest on stockholders’ equity.

.	Itaco – An increase in the equity result of R$102 (a gain of R$88 in 2003 against a loss of R$14 in 2002), due to increases in the average prices of alumina of 34.0%, bauxite of 9.7% and aluminum of 2.5%, while the sales volume of aluminum, alumina and bauxite increased by 7.1%, 325.9% and 27.7%, respectively.

1.2.4- Operating Expenses

The operating expenses increased R$ 87 (R$ 1,176 in 2003 compared to R$ 1,089 in 2002), due to higher expenses for research and studies involving copper and nickel projects.

1.2.5- Net Financial Result

The net financial result increased R$ 3,620 (revenue of R$ 394 in 2003 compared to expense of R$ 3,226 in 2002), mainly due to the positive effect of exchange rate variation on the Company’s net debt in 2003 (Note 10.21).

1.2.6- Income Tax and Social Contribution

Income tax and social contribution reflect an expense of R$ 487 in 2003 compared with a credit of R$ 690 in 2002, mainly caused by the increase in the tax basis (income before income tax and social contribution less the equity method result, goodwill and provisions for non-deductible losses) from negative R$ 880 in 2002 to positive R$ 3,771 in 2003, partially reduced by the benefit of accruing interest on stockholders’ equity of R$ 766 in 2003 (R$ 350 in 2002) (Note 10.9).

1.2.7- Cash Generation

The operating cash generation measured by EBITDA (earnings before interest, income tax and depreciation, amortization and depletion) was R$ 4,877 in 2003, against R$ 3,975 in 2002, an increase of 22.7%.

Parent Company EBITDA

	Quarter			Accumulated
	4Q/03	3Q/03	4Q/02	2003	2002
Net operating revenue	2,798	2,679	2,672	10,013	8,237
Cost of products and services	(1,548)	(1,351)	(1,281)	(5,357)	(4,133)
Operating expenses	(357)	(226)	(362)	(1,176)	(1,089)

Operating profit	893	1,102	1,029	3,480	3,015
Depreciation / amortization of goodwill	244	192	150	759	659

	1,137	1,294	1,179	4,239	3,674
Dividends received	102	212	34	602	154
Write-off of assets	—	—	147	36	147

EBITDA R$	1,239	1,506	1,360	4,877	3,975

US$ average	2.8993	2.9332	3.6774	3.0723	2.9290

EBITDA US$	427	513	370	1,587	1,357

12	CVRD

Parent Company EBITDA by Segment

	2003			2002
		EBITDA %	EBITDA		EBITDA %	EBITDA
	EBITDA	of total	margin %	EBITDA	of total	margin %
Ferrous minerals	3,966	81.3%	45.3%	3,310	83.3%	55.5%
Non - ferrous minerals	31	0.6%	9.5%	172	4.3%	33.1%
Logistics	667	13.7%	72.7%	419	10.5%	60.9%
Other	213	4.4%	—	74	1.9%	—

	4,877	100.0%	48.7%	3,975	100.0%	49.2%

Consolidated EBITDA

	Accumulated
	2003	2002
Net operating revenue	19,443	14,678
Cost of products and services	(10,985)	(7,646)
Operating expenses	(2,087)	(1,790)

Operating profit	6,371	5,242
Depreciation / amortization of goodwill	1,268	1,117

	7,639	6,359
Dividens received	38	17
Write-off of assets	88	233

EBITDA R$	7,765	6,609

US$ average	3.0723	2.9290

EBITDA US$	2,527	2,256

Consolidated EBITDA by Segment

	2003			2002
		EBITDA %	EBITDA		EBITDA %	EBITDA
	EBITDA	of total	margin %	EBITDA	of total	margin %
Ferrous minerals	5,360	69.1%	45.1%	4,692	71.0%	50.6%
Non - ferrous minerals	127	1.6%	19.9%	237	3.6%	34.2%
Logistics	689	8.9%	35.2%	401	6.0%	30.5%
Investments
Aluminum	1,097	14.1%	39.2%	773	11.7%	45.6%
Steel	452	5.8%	21.0%	348	5.3%	20.4%
Other	40	0.5%	—	158	2.4%	—

	7,765	100.0%	39.9%	6,609	100.0%	45.0%

1.2.8- Interest on Stockholders’ Equity

During 2003, CVRD declared total remuneration of R$ 2,254 (Note 10.20) as interest on stockholders’ equity, as follows:

	R$ million	US$ million
		Amount at the	Amount at the
Payment date	Amount	declaration date	payment date
04/30/03	622	200	215
10/31/03	745	250	261
10/31/03	568	200	199
From 04/04/30	319	111	(*) 111

	2,254	761	786

(*) The amount payable in dollar will change since the value equals to an amount in Reais, and the exchange rate considered for the payment is the day of the payment.

CVRD	13

Interest on stockholders ´equity paid in 2003 totaled R$ 1,935 (US$ 650 million) and payable in 2004 due to 2003 totaled R$ 319 (US$ 111 million).

1.2.9- Shareholder Remuneration Policy for 2004

On 01/28/04, CVRD announced that its Executive Board had submitted to the approval of the Board of Directors a proposal to pay minimum shareholder remuneration for 2004 of US$ 1.43 per common or preferred share totaling US$ 550 million, in two equal installments, on April 30 and October 29.

The Board of Directors will discuss the proposal of the Executive Board at meetings scheduled for April 14 and October 13. The amount announced will be paid in Brazilian currency, calculated based on the real/dollar exchange rate (Ptax – option 5) disclosed by the Central Bank of Brazil on the business day immediately prior to the meeting of the Board of Directors that approves the distribution and respective payment of shareholder remuneration.

1.2.10- Concessions and Leases

(a) Railroads

The Company and some of its group companies entered into agreements with the Brazilian government, through the Ministry of Transport, for concession, exploitation and development of public rail cargo transport services and for lease of the assets destined to render these services.

The concessions periods are, by railroad:

End of concession
Railroad	period
Vitória-Minas (direct)	June 2027
Carajás (direct)	June 2027
Centro-Atlântica (indirect)	August 2026
Ferroban (direct)	December 2027
MRS (direct and indirect)	December 2026

The concessions will expire upon one of the following events: termination of the contractual term, cancellation, forfeiture, rescission, annulment and bankruptcy or extinction of the concessionaire.

(b) Hydroelectric Projects

Currently, the Company acts as an agent in the Brazilian energy market and at the same time it is developing projects for electricity generation and improving its ability to operate competitively in this market.

The projects in which the Company has investments are:

Project	Start-up of operations	% Participation
Igarapava	In operation	38.15
Porto Estrela	In operation	33.33
Funil	In operation	51.00
Candonga	May 2004	50.00
Aimorés	October 2004	51.00
Capim Branco I	February 2006	48.42
Capim Branco II	December 2006	48.42
Foz do Chapecó	July 2008	40.00
Estreito	October 2008	30.00

14	CVRD

(c) Ports

The Company owns specialized port terminals as listed below:

Terminal	Localization	End of concession period
Tubarão Terminal	Vitória — ES	2020
Praia Mole Terminal	Vitória — ES	2020
Various Products Terminal	Vitória — ES	2020
Vila Velha Terminal	Vila Velha — ES	2023
Paul Quay	Vitória — ES	2005
Liquid Bulk Terminal	Vitória — ES	2020
Ponta da Madeira Maritime Terminal — Pier I	São Luís — MA	2018
Ponta da Madeira Maritime Terminal — Pier II	São Luís — MA	2010
Inácio Barbosa Maritime Terminal	Aracaju — SE	2004

1.3- Comments on the Consolidated Results

1.3.1- Consolidated Gross Revenue

Sales volume and revenues by products and services:

	In thousands of metric
	tons (except gold)			In millions of reais
	2003	2002	Δ%	2003	2002	Δ%
Iron ore	154,172	135,187	14.0	7,743	5,987	29.3
Pellets	32,640	28,729	13.6	3,414	2,741	24.6

	186,812	163,916	14.0	11,157	8,728	27.8

Transportation services	91,381	76,323	19.7	1,700	1,101	54.4
Port services	36,843	27,288	35.0	434	334	29.9
Gold (kg)	1,921	10,310	(81.4)	71	280	(74.6)
Steel	2,236	1,925	16.2	2,217	1,713	29.4
Aluminum	6,824	4,341	57.2	2,858	1,767	61.7
Manganese and Ferroalloys	1,397	1,187	17.7	1,098	845	29.9
Potash	674	731	(7.8)	289	272	6.3
Kaolin	731	451	62.1	320	179	78.8
Other products and services	—	—	—	75	48	56.3

				20,219	15,267	32.4

Revenues from iron ore and pellets grew by 27.8% (R$ 11,157 in 2003 against R$ 8,728 in 2002) due to modification of the product mix and appreciation of the dollar against the real by 4.91% for the year, as well as higher prices in 2003. The full consolidation of Caemi as from September 2003 also contributed to the higher revenues.

Revenues from transportation services rose 54.4% (R$ 1,700 in 2003 against R$ 1,101 in 2002), due mainly to acquisition of indirect control of MRS (a subsidiary of Caemi), along with higher railway freight rates.

Revenues from steel products grew 29.4% (R$ 2,217 in 2003 compared with R$ 1,713 in 2002). This reflects the performance of CSI and CST, discussed in Item 1.2.3 Holdings (a) Steel.

Revenues in the aluminum area rose 61.7% (R$ 2,858 in 2003 versus R$ 1,767 in 2002), due to the product mix, and relate basically to the performance of Albras, Alunorte, MRN, Valesul and Aluvale, discussed in Item 1.2.3 Holdings (b) Aluminum.

Revenues from manganese and ferroalloys went up by 29.9% (R$ 1,098 in 2003 against R$ 845 in 2002) and reflect the performance of RDM, RDME and Urucum, discussed in Item 1.2.3 Ferrous Minerals (b) Manganese and ferroalloys.

Revenues from kaolin grew 78.8% (R$ 320 in 2003 against R$ 179 in 2002). This increase was basically due to the acquisition of indirect control of Cadam, through an increase in the holding in the subsidiary Caemi.

CVRD	15

12/31/03 - R$ 20,219 / US$ 6,582

Gross Consolidated Revenue by Segment

		Non -		Holdings			Total
	Ferrous	Ferrous
	Minerals	Minerals	Logistics	Aluminum	Steel	Eliminations	2003	2002
External market
Latin America, except United States	1,658	1	116	517	108	(990)	1,410	965
United States	1,061	23	—	201	1,435	(733)	1,987	2,061
Europe	7,089	245	93	1,574	72	(3,540)	5,533	4,429
Middle East/Africa/Oceania	1,325	4	14	13	6	(280)	1,082	833
Japan	1,915	44	—	862	—	(1,115)	1,706	1,338
China	2,873	24	—	228	124	(1,224)	2,025	1,255
Ásia, other than Japan and China	1,595	7	8	58	240	(679)	1,229	942

	17,516	348	231	3,453	1,985	(8,561)	14,972	11,823
Internal Market	4,089	332	1,909	910	323	(2,316)	5,247	3,444

Total operating revenues	21,605	680	2,140	4,363	2,308	(10,877)	20,219	15,267

1.3.2- Consolidated Cost of Products and Services

By Nature

	Denominated
	R$	US$	2003	2002	%
Personnel	1,067	123	1,190	973	22.3
Material	1,255	497	1,752	1,053	66.4
Oil and gas	1,304	97	1,401	850	64.8
Outsourced services	1,602	111	1,713	1,108	54.6
Energy	694	154	848	567	49.6
Raw Material	—	2,214	2,214	1,401	58.0
Depreciation and depletion	954	56	1,010	945	6.9
Amortization of goodwill	166	—	166	101	64.4
Others	373	318	691	648	6.6

Total	7,415	3,570	10,985	7,646	43.7

	68%	32%	100%

16	CVRD

Comments on the cost of products and services – consolidated

The 43.7% increase in the cost of products and services is due to changes in consolidated entities, increases in sales volumes and changes in the prices of the various elements which comprise production cost, as follows:

Change in consolidated entities

•	Increase in the percentage of consolidation of Alunorte (45.58% up to June 2002 and 100% as from July 2002);

•	Increase in the percentage of consolidation of FCA (45.65% up to August 2003 and 100% as from September 2003);

•	Increase in the percentage of consolidation of CST (23.62% up to April 2003 and 28.73% as from May 2003); and

•	Increase in the percentage of consolidation of Caemi (16.85% up to August 2003 and 100% as from September 2003).

Increases in sales volumes

•	Increase of 14% in sales volume of iron ore pellets;

•	Increases of 33% and 10% in sales volume of manganese and ferroalloys, respectively;

•	Increases of 20% and 5% in the volume transported by the railroads and port operations, respectively; and

•	Increases of 58%, 51% and 11% in sales volume of alumina, aluminum and bauxite, respectively.

Changes in the elements of cost

•	Wage increases awarded to various categories of employees, varying from 12% in FCA to 20.45% in Albras;

•	Increases in the cost of materials and contracts referenced to the US dollar or inflation indices (INPC, IGP-M, etc);

•	Increases in the price of fuel oil, lubrificants and gases of approximately 43%;

•	Increases in the price and volume of ore, alumina and bauxite purchased from third parties;

•	Increase in electricity rates; and

•	Increase in goodwill amortization resulting from the merger of Ferteco.

CVRD	17

Part II

Financial Statements and Notes to the Financial Statements

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

2- Balance Sheet

December 31	In millions of reais

		Parent Company		Consolidated
	Notes	2003	2002	2003	2002
Assets
Current assets
Cash and cash equivalents	10.5	342	259	2,092	4,271
Accounts receivable from customers	10.6	1,187	1,436	2,595	2,621
Related parties	10.7	668	986	48	56
Inventories	10.8	553	419	2,113	1,869
Taxes to recover or offset	—	537	129	766	366
Deferred income tax and social contribution	10.9	398	812	299	812
Others	—	324	305	646	883

		4,009	4,346	8,559	10,878

Long-term receivables
Related parties	10.7	708	1,377	59	210
Loans and financing	—	143	269	197	284
Deferred income tax and social contribution	10.9	826	791	1,405	1,356
Judicial deposits	10.14	985	709	1,425	927
Prepaid leasing expenses	—	—	—	118	108
Long-term trade accounts receivable	—	—	—	119	136
Property held for sale	—	—	—	86	—
Securities	—	—	—	69	—
Others	—	27	21	348	312

		2,689	3,167	3,826	3,333

Permanent assets
Investments	10.10	11,241	10,614	3,313	2,938
Property, plant and equipment	10.11	12,362	8,707	21,166	15,666
Deferred charges	—	—	—	228	651

		23,603	19,321	24,707	19,255

		30,301	26,834	37,092	33,466

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	10.12	106	398	888	1,124
Current portion of long-term debt	10.12	1,897	1,828	3,365	3,190
Payable to suppliers and contractors	—	959	684	1,302	1,386
Related parties	10.7	1,365	948	378	141
Payroll and related charges	—	169	168	264	305
Pension Plan — Valia	—	92	81	92	81
Proposed interest on stockholders’ equity	—	319	—	319	—
Taxes and contributions	—	99	29	225	128
Others	—	242	82	746	438

		5,248	4,218	7,579	6,793

Long-term liabilities
Long-term debt	10.12	2,771	4,064	9,456	10,225
Related parties	10.7	4,395	3,300	9	26
Deferred income tax and social contribution	10.9	86	85	235	250
Provisions for contingencies	10.14	1,483	1,272	2,056	1,724
Pension Plan — Valia	—	570	499	570	499
Others	—	808	645	1,093	852

		10,113	9,865	13,419	13,576

Deferred income	10.28	—	—	157	156

Minority interests	—	—	—	997	190

Stockholders’ equity
Paid-up capital	10.17	6,300	5,000	6,300	5,000
Revenue reserves	—	8,640	7,751	8,640	7,751

		14,940	12,751	14,940	12,751

		30,301	26,834	37,092	33,466

The additional information, notes and attachments I, II and III are an integral part of these statements.

18	CVRD

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

3- Statement of Income

Year ended December 31	In millions of reais

			Parent Company					Consolidated
			Quarter			Accumulated		Accumulated
	Notes		4Q/03	3Q/03	4Q/02	2003	2002	2003	2002
Operating revenues	1.2.1	e
Sales of ore and metals	1.3.1
Iron ore and pellets			2,472	2,300	2,311	8,612	6,827	11,157	8,728
Gold			3	16	48	71	280	71	280
Manganese and ferroalloys			—	—	—	—	—	1,098	845
Potash			73	81	91	290	272	289	272

			2,548	2,397	2,450	8,973	7,379	12,615	10,125
Railroad and port services			326	359	327	1,366	1,142	2,134	1,435
Sales of aluminum products			—	—	—	—	—	2,858	1,767
Sales of steel products			—	—	—	—	—	2,217	1,713
Others			3	10	9	28	49	395	227

			2,877	2,766	2,786	10,367	8,570	20,219	15,267
Value Added taxes			(79)	(87)	(114)	(354)	(333)	(776)	(589)

Net operating revenues			2,798	2,679	2,672	10,013	8,237	19,443	14,678

Cost of products and services	1.2.2	e
Ores and metals	1.3.2		(1,420)	(1,237)	(1,160)	(4,888)	(3,698)	(6,089)	(4,397)
Railroad and port services			(121)	(109)	(116)	(449)	(402)	(1,397)	(926)
Aluminum products			—	—	—	—	—	(1,729)	(966)
Steel products			—	—	—	—	—	(1,551)	(1,229)
Others			(7)	(5)	(5)	(20)	(33)	(219)	(128)

			(1,548)	(1,351)	(1,281)	(5,357)	(4,133)	(10,985)	(7,646)

Gross profit			1,250	1,328	1,391	4,656	4,104	8,458	7,032
Gross margin			44.7%	49.6%	52.1%	46.5%	49.8%	43.5%	47.9%
Operating expenses
Selling			(64)	(56)	(79)	(217)	(186)	(289)	(228)
Administrative	10.24		(124)	(97)	(98)	(406)	(374)	(792)	(681)
Research and development			(95)	(64)	(47)	(233)	(147)	(249)	(148)
Other operating expenses	10.24		(74)	(9)	(138)	(320)	(382)	(757)	(733)

			(357)	(226)	(362)	(1,176)	(1,089)	(2,087)	(1,790)

Operating profit before financial result and result of equity investments			893	1,102	1,029	3,480	3,015	6,371	5,242
Result of equity investments
Gain on investments accounted for by the equity method	10.10		417	246	472	1,450	2,461	209	50
Amortization of goodwill	10.10		(114)	(113)	(194)	(503)	(472)	(612)	(523)
Provision for losses	10.10		(154)	354	134	341	(425)	29	—
Sale of investments	10.10		—	—	—	(166)	—	(166)	—
			149	487	412	1,122	1,564	(540)	(473)

Financial result
Financial expenses, net	10.21		(189)	(85)	(28)	(511)	(756)	(975)	(1,050)
Monetary and exchange rate variation, net	10.21		(72)	(188)	626	905	(2,470)	721	(2,431)

			(261)	(273)	598	394	(3,226)	(254)	(3,481)

Operating profit			781	1,316	2,039	4,996	1,353	5,577	1,288
Discontinued operations	1.1		—	—	—	—	—	174	-
Change of accounting practices	10.4	(i)	—	—	—	—	—	(91)	-

Income before income tax and social contribution			781	1,316	2,039	4,996	1,353	5,660	1,288
Income tax and social contribution	10.9		11	(38)	(498)	(487)	690	(898)	634

Income before minority interests			792	1,278	1,541	4,509	2,043	4,762	1,922
Minority interests			—	—	—	—	—	(253)	121

Net income for the period			792	1,278	1,541	4,509	2,043	4,509	2,043

Number of shares outstanding at the end of the period (in thousands)			383,840	383,840	383,839	383,840	383,839

Net earnings per share outstanding at the end of the period (R$)			2.06	3.33	4.01	11.75	5.32

The additional information, notes and attachments I, II and III are an integral part of these statements.

The quarterly information was reviewed by PricewaterhouseCoopers

CVRD	19

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

4- Statement of Changes in Stockholders’ Equity

Years ended December 31	In millions of reais

			Capital reserves		Revenue reserves
			Result of	Price-level
		Paid-up	share	restatement	Expansion/
	Notes	capital	exchange	Law 8,200/91	Investments	Depletion
On December 31, 2001		4,000	4	440	3,869	1,506

Capitalization of reserves		1,000	(4)	(440)	—	(502)
Realization of revenue reserve		—	—	—	—	—
Provision for pension plan liabilities - affiliates		—	—	—	—	—
Net income for the year		—	—	—	—	—
Appropriations:
Interest on stockholders’ equity		—	—	—	—	—
Appropriation to revenue reserves		—	—	—	1,408	—

On December 31, 2002		5,000	—	—	5,277	1,004

Change in accounting practice - environmental provision	10.15	—	—	—	—	—
Capitalization of reserves		1,300	—	—	(1,300)	—
Realization of revenue reserve	10.20	—	—	—	—	—
Net income for the year	—	—	—	—	—	—
Proposed appropriations:
Interest on stockholders’ equity	10.20	—	—	—	—	—
Appropriation to revenue reserves	10.20	—	—	—	2,062	—

On December 31, 2003		6,300	—	—	6,039	1,004

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Revenue reserves
	Unrealized		Fiscal	Treasury	Retained
	income	Legal	incentives	stock	earnings	Total
On December 31, 2001	1,272	753	54	(131)	—	11,767

Capitalization of reserves	—	—	(54)	—	—	—
Realization of revenue reserve	(526)	—	—	—	526	—
Provision for pension plan liabilities - affiliates	—	—	—	—	(30)	(30)
Net income for the year	—	—	—	—	2,043	2,043
Appropriations:
Interest on stockholders’ equity	—	—	—	—	(1,029)	(1,029)
Appropriation to revenue reserves	—	102	—	—	(1,510)	—

On December 31, 2002	746	855	—	(131)	—	12,751

Change in accounting practice - environmental provision	—	—	—	—	(66)	(66)
Capitalization of reserves	—	—	—	—	—	—
Realization of revenue reserve	(189)	—	—	—	189	—
Net income for the year	—	—	—	—	4,509	4,509
Proposed appropriations:
Interest on stockholders’ equity	—	—	—	—	(2,254)	(2,254)
Appropriation to revenue reserves	—	226	90	—	(2,378)	—

On December 31, 2003	557	1,081	90	(131)	—	14,940

The additional information, notes and attachments I, II and III are an integral part of these statements.

20	CVRD

(A free translation of the original in Portuguese relating to the financial statements prepared in accordance with the requirements of Brazilian Corporate Law)

5- Statement of Changes in Financial Position

Years ended December 31	In millions of reais

	Parent Company		Consolidated
	2003	2002	2003	2002
Funds were provided by:
Net income for the year	4,509	2,043	4,509	2,043
Expenses (income) not affecting working capital:
Result of equity investments	(1,122)	(1,564)	540	473
Depreciation, amortization and depletion	601	567	1,110	1,022
Deferred income tax and social contribution	21	(496)	40	(706)
Discontinued operations	—	—	(174)	—
Net monetary and exchange rate variations on long-term assets and liabilities	(612)	2,858	(1,045)	3,533
Loss on disposal of property, plant and equipment	35	136	88	23
Amortization of goodwill in the cost of products sold	166	98	166	101
Net unrealized derivative losses (gains)	57	194	169	167
Others	69	113	186	14

Total funds from operations	3,724	3,949	5,589	6,670
Loans to related parties, transferred to current assets	2,624	292	351	854
Loans and financing obtained	1,172	594	3,263	2,418
Loans from related parties	1,621	162	12	22
Dividends/interest on stockholders’ equity received	549	199	38	17
Others	438	255	324	530

Total funds provided	10,128	5,451	9,577	10,511

Funds were used for:
Long-term debt transferred to current liabilities	2,218	1,742	3,554	2,989
Related parties	1,266	505	225	70
Additions to permanent assets	2,857	1,818	5,085	3,236
Capital subscription in subsidiary and affiliated companies	2,642	405	889	371
Interest on stockholders’ equity	2,254	1,029	2,254	1,029
Guarantees and deposits	260	191	494	292
Others	—	—	183	339

Total funds used	11,497	5,690	12,684	8,326

Increase (decrease) in working capital	(1,369)	(239)	(3,107)	2,185

Changes in working capital are as follows:
Current assets:
At the end of the year	4,009	4,346	8,558	10,878
At the beginning of the year	4,346	3,990	10,878	7,206

	(337)	356	(2,320)	3,672

Current liabilities:
At the end of the year	5,250	4,218	7,580	6,793
At the beginning of the year	4,218	3,623	6,793	5,306

	1,032	595	787	1,487

Increase (decrease) in working capital	(1,369)	(239)	(3,107)	2,185

The additional information, notes and attachments I, II and III are an integral part of these statements.

CVRD	21

(A free translation of the original in Portuguese)

6- Statement of Cash Flows (Additional Information)

Years ended December 31	In millions of reais

	Parent Company					Consolidated
	Quarter			Accumulated		Accumulated
	4Q/03	3Q/03	4Q/02	2003	2002	2003	2002
Cash flows from operating activities:
Net income for the period	792	1,278	1,541	4,509	2,043	4,509	2,043
Adjustments to reconcile net income for the period with cash provided by operating activities:
Result of equity investments	(149)	(487)	(412)	(1,122)	(1,564)	540	473
Depreciation, amortization and depletion	175	150	135	601	567	1,110	1,022
Deferred income tax and social contribution	51	74	498	427	(695)	447	(815)
Discontinued operations	—	—	—	—	—	(174)	—
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	167	98	(506)	(1,035)	3,249	(1,989)	4,645
Loss on disposal of property, plant and equipment	31	(17)	113	36	136	88	23
Amortization of goodwill in the cost of products sold	76	42	24	166	98	166	101
Net (gains) losses on derivatives	16	44	28	57	269	169	249
Dividends/interest on stockholders’ equity received	102	212	34	602	154	38	17
Others	(40)	(26)	(237)	(53)	131	377	510

	1,221	1,368	1,218	4,188	4,388	5,281	8,268

Decrease (increase) in assets:
Accounts receivable	265	(58)	(57)	547	(572)	26	(1,104)
Inventories	2	(33)	(31)	(61)	31	(243)	(487)
Others	(268)	138	26	(194)	(5)	(36)	(230)

	(1)	47	(62)	292	(546)	(253)	(1,821)

Increase (decrease) in liabilities:
Suppliers and contractors	131	(104)	86	148	161	34	504
Payroll and related charges and others	(45)	22	13	(14)	50	(42)	72
Others	198	(237)	173	114	191	549	511

	284	(319)	272	248	402	541	1,087

Net cash provided by operating activities	1,504	1,096	1,428	4,728	4,244	5,569	7,534

Cash flows from investing activities:
Time deposits	—	—	—	—	—	—	—
Loans and advances receivable	265	(1,029)	410	(798)	(162)	(51)	229
Guarantees and deposits	(29)	205	(53)	(260)	(191)	(494)	(292)
Additions to investments	(45)	70	(9)	(291)	(14)	(916)	(8)
Additions to property, plant and equipment	(1,079)	(772)	(484)	(2,811)	(1,523)	(5,012)	(3,165)
Net cash used to acquire or capitalize subsidiaries	—	—	—	—	—	—	(316)
Proceeds from disposal of property, plant and equipment/investments	18	63	1	187	5	427	5

Net cash used in investing activities	(870)	(1,463)	(135)	(3,973)	(1,885)	(6,046)	(3,547)

Cash flows from financing activities:
Short-term debt	405	(250)	(981)	(206)	(1,232)	(160)	(1,582)
Long-term debt	286	1,600	(152)	2,793	756	3,381	2,421
Repayments:
Related parties	—	—	39	—	(51)	—	—
Financial institutions	(857)	(276)	(121)	(1,542)	(411)	(2,993)	(1,558)
Interest on stockholders’ equity paid	(1,212)	(98)	(1,029)	(1,930)	(1,807)	(1,930)	(1,807)

Net cash provided by (used in) financing activities	(1,378)	976	(2,244)	(885)	(2,745)	(1,702)	(2,526)

Increase (decrease) in cash and cash equivalents	(744)	609	(951)	(130)	(386)	(2,179)	1,461
Cash and cash equivalents, beginning of the period	965	264	1,210	259	645	4,271	2,810
Cash of merged companies	121	92	—	213	—	—	—

Cash and cash equivalents, end of the period	342	965	259	342	259	2,092	4,271

Cash paid during the period for:
Short-term interest	—	—	(20)	(16)	(53)	(87)	(169)
Long-term interest	(92)	(95)	(82)	(353)	(307)	(751)	(413)
Income tax and social contribution paid	—	—	—	(47)	(4)	(184)	(120)
Non-cash transactions:
Transfer of advance for future capital increase to investments	(321)	(466)	(236)	(2,117)	(401)	—	—
Loans/advances transferred to equity investment	—	(233)	—	(233)	—	—	—
Additions to property, plant and equipment - mergers	(1,342)	(489)	(26)	(1,831)	(26)	—	—

The quarterly information was reviewed by PricewaterhouseCoopers

22	CVRD

(A free translation of the original in Portuguese)

7- Statement of Value Added (Additional Information)

Years ended December 31	In millions of reais

	Parent Company				Consolidated
	2003	%	2002	%	2003	%	2002	%
Generation of Value Added
Sales revenue	10,367	100	8,570	100	20,219	100	15,267	100
Less: Acquisition of products	(1,192)	(12)	(1,039)	(12)	(2,214)	(11)	(1,401)	(9)
Outsourced services	(1,279)	(12)	(854)	(10)	(2,702)	(13)	(1,832)	(12)
Materials	(880)	(9)	(641)	(7)	(1,752)	(9)	(1,216)	(8)
Fuel oil and gas	(636)	(6)	(391)	(5)	(1,401)	(7)	(850)	(6)
Research and development, selling and administrative	(397)	(4)	(372)	(4)	(939)	(5)	(849)	(6)
Other operating expenses	(232)	(2)	(286)	(3)	(1,163)	(6)	(499)	(3)

Gross Value Added	5,751	55	4,987	59	10,048	49	8,620	56
Depreciation and depletion	(593)	(6)	(561)	(7)	(1,102)	(5)	(1,016)	(7)
Amortization of goodwill	(166)	(2)	(98)	(1)	(166)	(1)	(101)	(1)

Net Value Added	4,992	47	4,328	51	8,780	43	7,503	48
Received from third parties
Financial revenue	53	1	597	7	196	1	360	2
Result of equity investments	1,122	11	1,564	18	(540)	(3)	(473)	(3)
Discontinued operations	—	—	—	—	174	1	—	—

Total Value Added	6,167	59	6,489	76	8,610	42	7,390	47

Distribution of Value Added
Employees	770	12	699	11	1,312	15	1,153	16
Government	1,301	21	101	2	2,185	26	554	7
Third parties’ capital (interest and monetary and exchange variances, net)	(413)	(7)	3,646	55	351	4	3,761	51
Stockholders’ remuneration	2,254	37	1,029	16	2,254	26	1,029	14
Minority interests	—	—	—	—	253	3	(121)	(2)
Retained earnings	2,255	37	1,014	16	2,255	26	1,014	14

Total Value added distribuited	6,167	100	6,489	100	8,610	100	7,390	100

CVRD	23

(A free translation of the original in Portuguese)

8- Labor and Social Indicators (Additional Information)

Years ended December 31	In millions of reais

	Parent Company		Consolidated (unaudited)
	2003	2002	2003	2002
Basis for computation
Gross revenues	10,367	8,570	20,219	15,267
Operating profit — before financial result and result of equity investments	3,480	3,015	6,371	5,242
Gross payroll	471	457	970	740

	2003			2002
		%of		%of
		Gross	Operating		Gross	Operating
	Amount	payroll	profit	Amount	payroll	profit
Labor indicators
Food	44	9	1	18	4	1
Compulsory social charges	201	43	6	174	38	6
Private pension plan	52	11	1	55	12	2
Health	34	7	1	28	6	1
Education	29	6	1	22	5	1
Profit sharing	96	20	3	84	18	2
Other benefits	54	12	2	48	11	1

Total — Labor indicators	510	108	15	429	94	14

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003			2002
		%of			%of
		Gross	Operating		Gross	Operating
	Amount	payroll	profit	Amount	payroll	profit
Labor indicators
Food	76	8	1	37	5	1
Compulsory social charges	351	36	6	277	37	5
Private pension plan	82	8	1	66	9	1
Health	62	6	1	44	6	1
Education	42	4	1	34	5	1
Profit sharing	146	15	2	117	16	2
Other benefits	96	11	1	74	10	1

Total — Labor indicators	855	88	13	649	88	12

	2003			2002
		%of			%of
		Operating	Gross		Operating	Gross
	Amount	profit	revenues	Amount	profit	revenues
Social indicators
Taxes (*)	1,183	34	11	633	21	7
Social investments	54	2	1	38	1	—
Social projects and actions	36	1	1	27	1	—
Indigenous communities	18	1	—	11	—	—
Environmental expenditures	110	3	1	78	2	1
Operational	90	2	1	66	2	1
On outside programs and/or projects	20	1	—	12	—	—

Total — Social indicators	1,347	39	13	749	24	8

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003			2002
		%of			%of
		Operating	Gross		Operating	Gross
	Amount	profit	revenues	Amount	profit	revenues
Social indicators
Taxes (*)	2,079	33	10	1,159	22	8
Social investments	60	1	—	52	1	—
Social projects and actions	42	1	—	41	1	—
Indigenous communities	18	—	—	11	—	—
Environmental expenditures	154	2	1	109	2	1
Operational	134	2	1	97	2	1
On outside programs and/or projects	20	—	—	12	—	—

Total — Social indicators	2,293	36	11	1,320	25	9

	2003	2002	2003	2002
Headcount
No. of employees at end of year	16,338	14,289	30,063	29,349
No. of new hires during year (**)	3,245	1,518	6,567	5,089

(*) In 2002 excluding social charges and the income tax and social contribution to the limit of the amount of tax credits.

(**) In 2003, including 1,648 employees from merged companies (Item 1.1.d)

The Consolidated amounts relate to the percentage of participation of Parent Company in the companies.

24	CVRD

(A free translation of the original in Portuguese)

9- Statement of Income by Segment (Additional Information)

Years ended December 31	In millions of reais

	2003

	Ferrous	Non- Ferrous		Holdings			Corporate
	Minerals	Minerals	Logistics	Aluminum	Steel	Others	Center	Total
Operating revenues
Sales of ore and metals
Iron ore and pellets	11,157	—	—	—	—	—	—	11,157
Gold	—	71	—	—	—	—	—	71
Manganese and ferroalloys	1,098	—	—	—	—	—	—	1,098
Potash	—	289	—	—	—	—	—	289

	12,255	360	—	—	—	—	—	12,615
Railroad and port services	—	—	2,134	—	—	—	—	2,134
Sales of aluminum products	—	—	—	2,858	—	—	—	2,858
Sales of steel products	—	—	—	—	2,217	—	—	2,217
Others	62	320	—	13	—	—	—	395

	12,317	680	2,134	2,871	2,217	—	—	20,219
Value Added taxes	(421)	(42)	(174)	(75)	(64)	—	—	(776)

Net operating revenues	11,896	638	1,960	2,796	2,153	—	—	19,443

Cost of products and services
Ores and metals	(5,894)	(195)	—	—	—	—	—	(6,089)
Railroad and port services	—	—	(1,397)	—	—	—	—	(1,397)
Aluminum products	—	—	—	(1,729)	—	—	—	(1,729)
Steel products	—	—	—	—	(1,551)	—	—	(1,551)
Others	(45)	(171)	—	(3)	—	—	—	(219)

	(5,939)	(366)	(1,397)	(1,732)	(1,551)	—	—	(10,985)

Gross profit	5,957	272	563	1,064	602	—	—	8,458
Gross margin	50.1%	42.6%	28.7%	38.1%	28.0%	—	—	43.5%
Operating expenses
Selling	(211)	(21)	(5)	(21)	(31)	—	—	(289)
Administrative	(556)	(22)	(50)	(95)	(68)	(1)	—	(792)
Research and development	(59)	(190)	—	—	—	—	—	(249)
Other operating expenses	(700)	22	(54)	18	(37)	(6)	—	(757)

	(1,526)	(211)	(109)	(98)	(136)	(7)	—	(2,087)

Operating profit before financial result and result of equity investments	4,431	61	454	966	466	(7)	—	6,371
Result of equity investments
Gain (loss) on investments accounted for by the equity method	53	—	(4)	—	136	24	—	209
Amortization of goodwill	(335)	(78)	(149)	(50)	—	—	—	(612)
Provision for losses	—	—	38	—	—	(9)	—	29
Sale of investments	—	—	(166)	—	—	—	—	(166)

	(282)	(78)	(281)	(50)	136	15	—	(540)
Financial result
Financial expenses, net	—	—	—	—	—	—	(975)	(975)
Monetary and exchange rate variation, net	—	—	—	—	—	—	721	721

	—	—	—	—	—	—	(254)	(254)

Operating profit	4,149	(17)	173	916	602	8	(254)	5,577
Discontinued operations	—	—	—	—	—	174	—	174
Change in accounting pratice	—	—	(91)	—	—	—	—	(91)

Income before income tax and social contribution	4,149	(17)	82	916	602	182	(254)	5,660
Income tax and social contribution	(705)	(13)	12	(158)	(38)	4	—	(898)

Income before minority interests	3,444	(30)	94	758	564	186	(254)	4,762
Minority interests	(156)	(12)	48	(133)	—	—	—	(253)

Net income for the year	3,288	(42)	142	625	564	186	(254)	4,509

CVRD	25

	2002

	Ferrous	Non- Ferrous		Holdings			Corporate
	Minerals	Minerals	Logistics	Aluminum	Steel	Others	Center	Total
Operating revenues
Sales of ore and metals
Iron ore and pellets	8,728	—	—	—	—	—	—	8,728
Gold	—	280	—	—	—	—	—	280
Manganese and ferroalloys	845	—	—	—	—	—	—	845
Potash	—	272	—	—	—	—	—	272

	9,573	552	—	—	—	—	—	10,125
Railroad and port services	—	—	1,435	—	—	—	—	1,435
Sales of aluminum products	—	—	—	1,749	—	—	—	1,749
Sales of steel products	—	—	—	—	1,713	—	—	1,713
Others	48	179	—	18	—	—	—	245

	9,621	731	1,435	1,767	1,713	—	—	15,267
Value Added taxes	(351)	(38)	(121)	(71)	(8)	—	—	(589)

Net operating revenues	9,270	693	1,314	1,696	1,705	—	—	14,678

Cost of products and services
Ores and metals	(4,095)	(302)	—	—	—	—	—	(4,397)
Railroad and port services	—	—	(926)	—	—	—	—	(926)
Aluminum products	—	—	—	(961)	—	—	—	(961)
Steel products	—	—	—	—	(1,229)	—	—	(1,229)
Others	(42)	(86)	—	(5)	—	—	—	(133)

	(4,137)	(388)	(926)	(966)	(1,229)	—	—	(7,646)

Gross profit	5,133	305	388	730	476	—	—	7,032
Gross margin	55.4%	44.0%	29.5%	43.0%	27.9%	—	—	47.9%
Operating expenses
Selling	(154)	(9)	(15)	(8)	(42)	—	—	(228)
Administrative	(130)	(13)	(39)	(85)	(39)	(1)	(374)	(681)
Research and development	(26)	(116)	(6)	—	—	—	—	(148)
Other operating expenses	(452)	(138)	(97)	52	(61)	125	(162)	(733)

	(762)	(276)	(157)	(41)	(142)	124	(536)	(1,790)

Operating profit before financial result and result of equity investments	4,371	29	231	689	334	124	(536)	5,242
Result of equity investments
Gain (loss) on investments accounted for by the equity method	55	—	(8)	—	(13)	16	—	50
Amortization of goodwill	(297)	—	(226)	—	—	—	—	(523)

	(242)	—	(234)	—	(13)	16	—	(473)
Financial result
Financial expenses, net	—	—	—	—	—	—	(1,050)	(1,050)
Monetary and exchange rate variation, net	—	—	—	—	—	—	(2,431)	(2,431)

	—	—	—	—	—	—	(3,481)	(3,481)

Income before income tax and social contribution	4,129	29	(3)	689	321	140	(4,017)	1,288
Income tax and social contribution	589	—	(27)	134	(26)	(36)	—	634

Income before minority interests	4,718	29	(30)	823	295	104	(4,017)	1,922
Minority interests	—	(20)	—	141	—	—	—	121

Net income for the year	4,718	9	(30)	964	295	104	(4,017)	2,043

26	CVRD

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting, Practices Generally Accepted in Brazil)

10- Notes to the Financial Statements at December 31, 2003 and 2002

Expressed In millions of reais

10.1- Operations

Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold and potash, as well as port and railroad transportation services and power generation. In addition, through its direct and indirect subsidiaries and jointly-controlled companies, CVRD operates in manganese and ferroalloys, steel, aluminum, kaolin, logistics and mineral research and development.

10.2- Presentation of Financial Statements

The financial statements have been prepared in conformity with accounting pratices adopted in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) and Ibracon — Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the following additional information regarding the Parent Company and Consolidated:

a)	Statement of Cash Flows – NPC 20 of IBRACON;

b)	Statement of Value Added –CVM/SNC/SEP Circular Instruction no. 01/00;

c)	Social Report – model of the Instituto Brasileiro de Análises Sociais e Econômicas – IBASE; and

d)	Statement of Results by Business Segment - prepared based on the business areas of the Company: ferrous minerals, non-ferrous minerals, aluminum, steel, logistics, others and corporate center.

Although not materially relevant individually, certain figures from the 2002 financial statements have been reclassified for better comparison.

10.3- Principles of Consolidation

(a)	The consolidated financial statements show the balances of assets and liabilities on December 31, 2003 and 2002 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies for the years then ended;

(b)	Intercompany balances and the Parent Company’s investments in its direct and indirect subsidiaries and jointly-controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;

(c)	In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated financial statements in proportion to the participation of the Parent Company in the capital of each investee;

(d)	The principal figures of the subsidiaries and jointly-controlled companies included in the consolidation are presented in Attachment I.

10.4- Significant Accounting Policies

(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the financial statements date are classified as long-term;

(c)	Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the Financial Statements date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the financial statements date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable;

CVRD	27

(g)	Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity.

(h)	Pre-operating costs except for financial charges capitalized as mentioned in (g) above, are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to copper projects, Alunorte and Caemi

(i)	Seeking to improve its accounting practices, FCA changed the way it recognizes the costs of leases and concessions, now recognizing them as operational costs. As a result of this change, the write-off of the balance and prepaid lease and concession expenses already incurred was recorded directly in retained earnings. FCA management believes that adoption of this procedure is in line with the best accounting practices for government concessions, set forth in the draft deliberation of the CVM of 12/14/01. In accordance with CVM Instruction 247 of March 27, 1996 CVRD recognized the effects of the adjustments made by FCA directly in the results of equity investments. For the purposes of the consolidated financial statements, the uneliminated portion of the adjustments is presented in a separate line of the statement of income denominated “Change in accounting practice”; and

(j)	The financial statements of the Parent Company reflect the Board of Directors’ proposal for appropriation of the net income for the year, for the approval of the Annual General Meeting.

10.5- Cash and Cash Equivalents

	Parent Company		Consolidated
	2003	2002	2003	2002
Marketable securities linked to the interbank deposit certificate rate (*)	300	157	610	324
Time deposits / overnight investments	—	—	534	2,908
Fixed-yield bond investments (funds)	30	24	242	518
Government securities (NBC-E, NTN-D, LFT)	5	74	40	88
Others	7	4	666	433

	342	259	2,092	4,271

(*) For part of these investments the Company contracted interest rate and/or currency swap operations with financial institutions.

10.6- Accounts Receivable from Customers

	Parent Company		Consolidated
	2003	2002	2003	2002
Domestic	433	523	485	571
Export	841	978	2,341	2,175

	1,274	1,501	2,826	2,746
Allowance for doubtful accounts	(53)	(42)	(197)	(100)
Allowance for ore weight credits	(34)	(23)	(34)	(25)

	1,187	1,436	2,595	2,621

28	CVRD

10.7- Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2013, as follows:

	Assets		Liabilities
	2003	2002	2003	2002
Subsidiaries
ALUNORTE - Alumina do Norte do Brasil S.A.	804	1,055	54	53
CVRD Overseas Ltd.	104	163	1,747	1,375
Ferrovia Centro-Atlântica S.A.	6	77	8	3
Itabira Rio Doce Company Limited - ITACO	550	667	1,437	559
Mineração Andirá Ltda. (participa na Mineração Serra do Sossego S.A.)	1	80	2	—
Rio Doce International Finance Ltd.	7	326	1,975	1,855
Rio Doce Manganês S.A. - RDM	8	80	10	7
Salobo Metais S.A.	226	209	—	—
Others	120	287	419	362

	1,826	2,944	5,652	4,214

Jointly controlled companies
Alumínio Brasileiro S.A. - ALBRAS	3	2	193	109
Baovale Mineração S.A.	2	1	28	21
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	145	139	39	23
Companhia Ferroviária do Nordeste	—	15	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51	64	84	89
Companhia ¥talo-Brasileira de Pelotização - ITABRASCO	45	65	48	50
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	103	91	73	61
Companhia Siderúrgica de Tubarão - CST	79	78	—	—
Gulf Industrial Investment Co.	—	2	—	—
Mineração Serra Geral S. A .	4	3	49	36
Samarco Mineração S.A.	5	48	—	—
Others	35	57	23	—

	472	565	537	389

Affiliates	49	35	2	—

	2,347	3,544	6,191	4,603

Represented by:
Trade balances (sales and purchases of products and services) (*)	971	1,181	431	355
Short-term financial balances	668	986	1,365	948
Long-term financial balances	708	1,377	4,395	3,300

	2,347	3,544	6,191	4,603

(*) Included in “Accounts receivable from customers” and “Payable to suppliers and contractors”.

CVRD	29

The principal results arising from commercial and financial transactions carried out by the Parent Company with related parties, classified in the statement of income as revenue and costs of sales and services and financial income and expenses, are as follows:

	Parent Company
	Income			Expense / cost
	2003		2002	2003		2002
ALUNORTE - Alumina do Norte do Brasil S.A.	(184)(*	)	426	3		18
Baovale Mineração S.A.	—		—	24		21
Brasilux S.A.	—		13	183		168
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	211		237	177		104
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	228		222	212		225
Companhia ¥talo-Brasileira de Pelotização - ITABRASCO	210		215	60		116
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	404		422	408		437
Companhia Portuária Baía de Sepetiba	—		—	33		—
Companhia Siderúrgica de Tubarão - CST	478		500	—		—
CVRD Overseas Ltd.	1,346		1,193	(165) (*	)	552
Ferteco Mineração S.A.	78		135	61		195
Itabira Rio Doce Company Limited - ITACO	4,494		3,693	(99)		221
Minas da Serra Geral S.A.	1		—	79		56
MSE Serviços de Operação, Manutenção e Montagens Ltda.	1		—	32		—
Rio Doce International Finance Ltd.	(49)(*	)	347	(293) (*	)	488
Rio Doce Manganês S.A.	69		55	36		9
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	245		221	—		—
Others	77		784	90		113

	7,609		8,463	841		2,723

(*) Refers basically to exchange rate variation.

10.8- Inventories

	Parent Company		Consolidated
	2003	2002	2003	2002
Finished products
. Iron ore and pellets	220	158	604	436
. Manganese and ferroalloys	—	—	211	184
. Aluminum	—	—	141	108
. Steel products	—	—	94	359
. Others	2	10	134	94

	222	168	1,184	1,181
Spare parts and maintenance supplies	331	251	929	688

	553	419	2,113	1,869

30	CVRD

10.9- Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Deferred assets		Deferred liabilities
	2003	2002	2003	2002
Tax loss carryforward	127	397	—	—

Temporary differences:
. Pension Plan	236	208	—	—
. Contingent liabilities	365	345	—	—
. Provision for losses on assets	415	476	—	—
. Provision for losses on derivative financial instruments	77	92	—	—
. Others	4	85	—	—

	1,097	1,206	—	—

Accelerated depreciation	—	—	9	11
Long-term sales	—	—	71	68
Others	—	—	6	6

Total	1,224	1,603	86	85

Consolidated companies (*)	480	565	149	165

Total consolidated	1,704	2,168	235	250

Parent company Short-term — liabilities recorded in “others”	398	812	—	—
Long-term	826	791	86	85

	1,224	1,603	86	85

Consolidated Short-term	299	812	—	—
Long-term	1,405	1,356	235	250

	1,704	2,168	235	250

(*) Comprised basically of tax losses of companies in the aluminum and ferroalloy areas and temporary differences.

The deferred assets and liabilities for income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared based on internal assumptions and macroeconomic, commercial and fiscal scenarios which could change in the future. These temporary differences will be realized upon the occurrence of the corresponding taxable events, expected to be as follows:

	Net amount of credits
Years	Parent company	Consolidated
2004	397	298
2005	266	340
2006	153	222
2007	56	128
2008	138	207
2009	(28)	44
2010	20	80
2011 to 2013	136	150

	1,138	1,469

In addition to the credits recorded, the Company has a lawsuit claiming an additional 51.8% monetary restatement for tax purposes applied to the months of January and February 1989 (“Plano Verão” monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.7% instead of the 51.8% requested (however, not yet utilized due to the Company’s tax situation). The amount of these credits covered by the ruling totals approximately R$ 309 and the accounting effects have not yet been recognized in the financial statements.

There is no direct relation between the net income of the Company and the income tax and social contribution. Therefore, the projection for the use of tax credits should not be taken as an indication of CVRD’s future net income.

CVRD	31

The amounts reported as income tax and social contribution which affected the results for the year are as follows:

Parent Company

	Quarter			Accumulated
	4Q/03	3Q/03	4Q/02	2003	2002
Income before income tax and social contribution	781	1,316	2,039	4,996	1,353
(-) Equity in results of subsidiaries and affiliated companies	(417)	(246)	(472)	(1,450)	(2,461)
(+) Non-deductible goodwill and provisions for losses	42	61	(96)	225	228

	406	1,131	1,471	3,771	(880)
Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(138)	(384)	(500)	(1,282)	299
Adjustments to net income which modify the effect on the result for the year:
. Income tax benefit from interest on stockholders’ equity	108	317	—	766	350
. Fiscal incentives	19	18	—	90	—
. Others	22	11	2	(61)	41

Income tax and social contribution	11	(38)	(498)	(487)	690

Consolidated

	2003	2002
Income before income tax and social contribution	5,660	1,288
Equity in results of subsidiaries and affiliated companies	(209)	(50)

	5,451	1,238
Income tax and social contribution at combined tax rates	34%	34%

Federal income tax and social contribution at statutory rates	(1,853)	(421)
Adjustments to net income which modify the effect on the result for the year
.Income tax benefit from interest on stockholders’ equity	777	350
.Fiscal incentives	94	14
.Others	84	691

Income tax and social contribution	(898)	634

32	CVRD

10.10- Investments

				Investment participations
			Adjusted			Advance for future		Goodwill and negative
	Partici-	Adjusted stockholders’	net income (loss) for	Investments		capital increase		goodwill
	pation %	equity	the period	2003	2002	2003	2002	2003	2002
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	60.23	963	389	536	97	—	—	1,290	465
KOBRASCO (b)	50.00	6	114	3	(54)	—	—	—	—
HISPANOBRÁS (b)	50.89	93	17	47	44	—	—	—	—
ITABRASCO (b)	50.90	65	15	33	28	—	—	—	—
NIBRASCO (b)	51.00	101	17	52	43	—	—	—	—
CVRD Overseas Ltd. (a, b,g)	100.00	419	86	419	409	—	—	—	—
Ferteco Mineração S.A. (b, i, g)	100.00	—	243	—	350	—	—	668	877
Gulf Industrial Investment Co. — GIIC (a, b)	50.00	233	69	116	129	—	—	—	—
ITACO/ RDE (a, b)	100.00	1,072	(357)	1,072	2,415	—	—	—	—
Minas da Serra Geral S.A. — MSG (b)	50.00	89	16	45	28	—	—	—	—
Samarco Mineração S.A. (g)	50.00	583	458	292	247	—	—	—	—
Incorporated companies (d)	—	—	—	—	—	—	—	657	755
Others (b)		—	—	232	177	—	—	28	38

				2,847	3,913	—	—	2,643	2,135
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a, b)	100.00	187	(14)	187	175	—	—	—	—
Rio Doce Manganês S.A. (b)	100.00	619	246	619	266	—	1	148	251
Urucum Mineração S.A. (b)	100.00	57	24	58	69	—	—	—	—
Others (b)		—	—	52	21	—	—	—	—

				916	531	—	1	148	251
Non-ferrous
Mineração Serra do Sossego (g, h)	100.00	—	—	—	377	—	—	—	57
Pará Pigmentos S.A. (b)	82.04	90	64	74	(62)	—	—	—	—
Ferro-Gusa Carajás (b, h)	100.00	107	—	107	—	—	—	—	—
Salobo Metais S.A. (g, h)	100.00	210	—	210	106	15	—	—	89
Others (b)		—	—	91	(75)	—	—	—	—

				482	346	15	—	—	146
Logistics
Companhia Ferroviária do Nordeste (b)	100.00	—	(33)	—	(38)	—	37	—	—
DOCEPAR S.A. (b)	100.00	26	12	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A. (b)	100.00	121	(364)	121	(355)	—	466	—	—
MRS Logística S.A. (b, c)	29.35	256	208	75	(32)	—	—	—	—
DOCENAVE (b)	100.00	243	18	243	454	—	—	—	—
Sepetiba Tecon S.A. (b)	50.00	—	—	—	(16)	—	—	—	—
TVV — Terminal de Vila Velha S.A. (b)	99.89	59	8	59	55	—	—	—	—
Companhia Portuária da Baía de Sepetiba (b)	100.00	161	5	161	—	—	—	—	—
Others (b)		—	—	3	3	—	—	—	—

				662	71	—	503	—	—
Steel
California Steel Industries, Inc — CSI (a, g)	50.00	628	(204)	314	396	—	—	—	—
CST (c, e, f, g)	28.02	3,532	812	983	666	—	—	(129)	(149)
DOCEPAR S.A. (b)	100.00	26	12	—	—	—	—	—	—
Rio Doce Limited (a, b)	100.00	305	—	305	343	—	—	—	—
USIMINAS (b, c, f, g)	11.46	4,307	1,200	494	366	—	—	—	—
Others (b)		—	—	—	—	—	—	—	—

				2,096	1,771	—	—	(129)	(149)
Aluminum
ALBRAS — Alumínio Brasileiro S.A. (b)	51.00	840	585	426	128	—	—	—	—
ALUNORTE (b)	57.03	832	320	474	254	—	—	—	50
Itabira Rio Doce (ITACO) (b)	—	—	—	—	—	—	—	—	—
Mineração Rio do Norte S.A. (b)	40.00	796	327	319	269	—	—	—	—
Mineração Vera Cruz S.A. (b)	100.00	—	—	—	10	—	—	—	—
ALUVALE — own operations (b)	100.00	—	—	—	63	—	—	—	—
Valesul Alumínio S.A. (b)	54.51	266	55	145	142	—	—	—	—

				1,364	866	—	—	—	50
Others
CELMAR (b, i)	100.00	—	—	—	(145)	—	170	—	—
DOCEPAR S.A. (b)	100.00	26	12	26	(115)	—	—	—	—
FOSFERTIL (f, g)	11.12	—	32	—	73	—	—	—	—
Florestas Rio Doce S.A. (b)	99.85	158	(9)	158	177	—	—	—	—
Others (b)		—	—	(2)	11	15	8	—	—

				182	1	15	178	—	—

				8,549	7,499	30	682	2,662	2,433

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Result of investment participations
	Equity / Others			Provision for losses			Amortization of goodwill			Total
	4Q/03	3Q/03	4Q/02	4Q/03	3Q/03	4Q/02	4Q/03	3Q/03	4Q/02	4Q/03	3Q/03	4Q/02	2003	2002
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	19	11	(52)	—	—	—	(36)	(20)	(13)	(17)	(9)	(65)	(25)	(84)
KOBRASCO (b)	3	—	—	25	2	9	—	—	—	28	2	9	57	(60)
HISPANOBRÁS (b)	1	2	4	—	—	—	—	—	—	1	2	4	9	13
ITABRASCO (b)	1	2	3	—	—	—	—	—	—	1	2	3	8	14
NIBRASCO (b)	2	8	7	—	—	—	—	—	—	2	8	7	9	10
CVRD Overseas Ltd. (a, b,g)	5	15	(9)	—	—	—	—	—	—	5	15	(9)	87	145
Ferteco Mineração S.A. (b, i, g)	—	33	29	—	—	—	—	(26)	(35)	—	7	(6)	126	17
Gulf Industrial Investment Co. — GIIC (a, b)	9	10	6	—	—	—	—	—	—	9	10	6	35	18
ITACO/ RDE (a, b)	(58)	59	(169)	—	—	—	—	—	—	(58)	59	(169)	(357)	1,101
Minas da Serra Geral S.A. — MSG (b)	(1)	2	(1)	—	—	—	—	—	—	(1)	2	(1)	8	5
Samarco Mineração S.A. (g)	36	52	117	—	—	—	—	—	—	36	52	117	229	100
Incorporated companies (d)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Others (b)	2	11	(36)	(1)	—	—	(3)	(3)	(3)	(1)	8	(39)	8	52

	19	205	(101)	24	2	9	(39)	(49)	(51)	5	158	(143)	194	1,331
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a, b)	6	9	—	—	—	—	—	—	—	6	9	—	(14)	93
Rio Doce Manganês S.A. (b)	175	30	(19)	—	—	—	(20)	(20)	(20)	155	10	(39)	169	4
Urucum Mineração S.A. (b)	5	5	5	—	—	—	—	—	—	5	5	5	24	19
Others (b)	33	20	125	—	—	—	—	—	—	33	20	125	91	114

	219	64	111	—	—	—	(20)	(20)	(20)	199	44	91	270	230
Non-ferrous
Mineração Serra do Sossego (g, h)	10	—	—	—	—	—	(10)	—	—	—	—	—	—	—
Pará Pigmentos S.A. (b)	7	(17)	—	—	11	25	—	(20)	—	7	(26)	25	32	(63)
Ferro-Gusa Carajás (b, h)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Salobo Metais S.A. (g, h)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Others (b)	(56)	—	(1)	—	—	—	—	—	—	(56)	—	(1)	(56)	(1)

	(39)	(17)	(1)	—	11	25	(10)	(20)	—	(49)	(26)	24	(24)	(64)
Logistics
Companhia Ferroviária do Nordeste (b)	—	—	—	(120)	(4)	(3)	—	—	—	(120)	(4)	(3)	(128)	(10)
DOCEPAR S.A. (b)	—	—	—	—	—	—	—	—	—	—	—	—	—	(51)
Ferrovia Centro-Atlântica S.A. (b)	—	(200)	—	(80)	189	(6)	—	(19)	(123)	(80)	(30)	(129)	(364)	(346)
MRS Logística S.A. (b, c)	24	—	—	38	23	33	—	—	—	62	23	33	104	(49)
DOCENAVE (b)	(13)	14	(3)	—	—	—	—	—	—	(13)	14	(3)	21	104
Sepetiba Tecon S.A. (b)	—	3	—	—	—	5	—	—	—	—	3	5	(1)	(33)
TVV — Terminal de Vila Velha S.A. (b)	1	3	—	—	—	—	—	—	—	1	3	—	8	3
Companhia Portuária da Baía de Sepetiba (b)	5	—	—	—	—	—	—	—	—	5	—	—	5	—
Others (b)	—	—	(1)	—	—	—	—	—	—	—	—	(1)	—	(2)

	17	(180)	(4)	(162)	208	29	—	(19)	(123)	(145)	9	(98)	(355)	(384)
Steel
California Steel Industries, Inc — CSI (a, g)	(2)	5	(56)	—	—	—	—	—	—	(2)	5	(56)	(128)	296
CST (c, e, f, g)	71	83	89	—	—	—	—	—	—	71	83	89	291	46
DOCEPAR S.A. (b)	—	—	—	—	—	(8)	—	—	—	—	—	(8)	—	(27)
Rio Doce Limited (a, b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
USIMINAS (b, c, f, g)	17	47	94	—	—	—	—	—	—	17	47	94	138	(13)
Others (b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	86	135	127	—	—	(8)	—	—	—	86	135	119	301	302
Aluminum
ALBRAS — Alumínio Brasileiro S.A. (b)	21	36	127	—	—	107	—	—	—	21	36	234	297	14
ALUNORTE (b)	25	16	125	—	—	—	(45)	(5)	—	(20)	11	125	133	(89)
Itabira Rio Doce (ITACO) (b)	40	33	(10)	—	—	—	—	—	—	40	33	(10)	88	(14)
Mineração Rio do Norte S.A. (b)	39	39	87	—	—	—	—	—	—	39	39	87	132	97
Mineração Vera Cruz S.A. (b)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
ALUVALE — own operations (b)	7	4	2	—	—	—	—	—	—	7	4	2	32	25
Valesul Alumínio S.A. (b)	6	7	21	—	—	—	—	—	—	6	7	21	30	43

	138	135	352	—	—	107	(45)	(5)	—	93	130	459	712	76
Others
CELMAR (b, i)	—	—	—	—	18	(20)	—	—	—	—	18	(20)	18	(20)
DOCEPAR S.A. (b)	1	(120)	—	—	115	—	—	—	—	1	(5)	—	12	—
FOSFERTIL (f, g)	—	4	11	—	—	—	—	—	—	—	4	11	22	26
Florestas Rio Doce S.A. (b)	(23)	21	(3)	—	—	—	—	—	—	(23)	21	(3)	(9)	115
Others (b)	(1)	(1)	(20)	(16)	—	(8)	—	—	—	(18)	(1)	(28)	(19)	(48)

	(23)	(96)	(12)	(16)	133	(28)	—	—	—	(40)	37	(40)	24	73

	417	246	472	(154)	354	134	(114)	(113)	(194)	149	487	412	1,122	1,564

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Dividends received			Market Value
	4Q/03	3Q/03	4Q/02	4Q/03
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, j)	—	—	—	2,998
KOBRASCO (b)	—	—	—	—
HISPANOBRÁS (b)	1	1	1	—
ITABRASCO (b)	—	—	12	—
NIBRASCO (b)	—	—	—	—
CVRD Overseas Ltd. (a, b,g)	—	—	—	—
Ferteco Mineração S.A. (b, i, g)	—	—	—	—
Gulf Industrial Investment Co. — GIIC (a, b)	—	—	—	—
ITACO/ RDE (a, b)	—	—	—	—
Minas da Serra Geral S.A. — MSG (b)	—	—	—	—
Samarco Mineração S.A. (g)	73	44	—	—
Incorporated companies (d)	—	—	—	—
Others (b)	1	—	—	—

	75	45	13
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a, b)	—	—	—	—
Rio Doce Manganês S.A. (b)	—	—	—	—
Urucum Mineração S.A. (b)	24	—	3	—
Others (b)	—	—	1	—

	24	—	4
Non-ferrous
Mineração Serra do Sossego (g, h)	—	—	—	—
Pará Pigmentos S.A. (b)	—	—	—	—
Ferro-Gusa Carajás (b, h)	—	—	—	—
Salobo Metais S.A. (g, h)	—	—	—	—
Others (b)	—	—	—	—

Logistics
Companhia Ferroviária do Nordeste (b)	—	—	—	—
DOCEPAR S.A. (b)	—	—	—	—
Ferrovia Centro-Atlântica S.A. (b)	—	—	—	—
MRS Logística S.A. (b, c)	—	—	—	—
DOCENAVE (b)	—	60	—	—
Sepetiba Tecon S.A. (b)	—	—	—	—
TVV — Terminal de Vila Velha S.A. (b)	3	3	3	—
Companhia Portuária da Baía de Sepetiba (b)	—	—	—	—
Others (b)	—	—	3	—

	3	63	6
Steel
California Steel Industries, Inc — CSI (a, g)	—	—	—	—
CST (c, e, f, g)	—	88	11	1,374
DOCEPAR S.A. (b)	—	—	—	—
Rio Doce Limited (a, b)	—	—	—	—
USIMINAS (b, c, f, g)	—	10	—	632
Others (b)	—	—	—	—

	—	98	11
Aluminum
ALBRAS — Alumínio Brasileiro S.A. (b)	—	—	—	—
ALUNORTE (b)	—	—	—	—
Itabira Rio Doce (ITACO) (b)	—	—	—	—
Mineração Rio do Norte S.A. (b)	—	—	—	—
Mineração Vera Cruz S.A. (b)	—	—	—	—
ALUVALE — own operations (b)	—	—	—	—
Valesul Alumínio S.A. (b)	—	—	—	—

Others
CELMAR (b, i)	—	—	—	—
DOCEPAR S.A. (b)	—	—	—	—
FOSFERTIL (f, g)	—	6	—	—
Florestas Rio Doce S.A. (b)	—	—	—	—
Others (b)	—	—	—	—

	—	6	-

	102	212	34

(a)	The net equity of companies located abroad is converted into local currency at rates in effect on the financial statements date. The equity method adjustment comprises the difference due to exchange rate variations as well as participation in results;

(b)	Companies whose financial statements were audited by other independent accountants;

(c)	CVRD ´s interest in MRS Logística S.A. is held directly and indirectly through Caemi Mineração e Metalurgia S.A.;

(d)	Merged companies (Socoimex and Samitri) — amortization of goodwill recorded in the cost of products sold of the Parent Company;

(e)	On 04/24/03, CVRD acquired from Acesita S.A. 1,765,470 preferred shares and 869,046 common shares of Companhia Siderúrgica de Tubarão (CST), representing 5.17% of the total capital. After conclusion of the transaction, CVRD holds 24.93% of the common shares and 29.96% of the preferred shares of CST, totaling 28.02% of its total capital;

(f)	Investments in companies that were listed on stock exchanges in 2003. The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares;

(g)	Companies whose financial statements were audited by our independent accountants;

(h)	Companies in pre-operating phase;

(i)	Companies merged on 08/29/03; and

(j)	Acquisition on 09/02/03 from Mitsui & Co., Ltd. of 659,375,000 common shares and 1,040,671,032 preferred shares (43.37% of the total capital of Caemi), totaling 100% of the common shares and 40.06% of the preferred shares of Caemi (60.23% of the total capital).

CVRD

Merger of the period

Ferteco

The merger of Ferteco was approved at an Extraordinary General Meeting held on 08/29/03.

Incorporation of the assets of Ferteco, involving two iron ore mines (Córrego do Feijão and Fábrica) and a pelletizing plant (Fábrica) located in the Iron Ore Quadrangle in the state of Minas Gerais, added R$ 1,336 in assets to the Company, previously reflected as an investment in the subsidiary. The operation of these mines and pelletizing plant will increase the installed capacity of the Company by about 11 million metric tons/year of iron ore and 4 million metric tons/year of pellets (amounts not audited).

Balance Sheet – 08/31/03

	CVRD without				CVRD after
	Ferteco	Ferteco	Combined	Eliminations	merger
Assets
Current assets
Cash and cash equivalents	873	92	965	—	965
Accounts receivable from customers	2,554	382	2,936	(41)	2,895
Inventories	474	76	550	—	550
Others	1,143	131	1,274	(68)	1,206

	5,044	681	5,725	(109)	5,616
Long-term receivables	2,608	213	2,821	(175)	2,646
Permanent assets
Investments
Ferteco - investment	850	—	850	(850)	—
Ferteco - goodwill	476	—	476	243	719
Others	11,193	222	11,415	—	11,415

	12,519	222	12,741	(607)	12,134
Property, plant and equipment	9,823	220	10,043	—	10,043

	22,342	442	22,784	(607)	22,177

	29,994	1,336	31,330	(891)	30,439

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	2,617	48	2,665	—	2,665
Accounts payable	3,264	214	3,478	(41)	3,437
Others	288	1	289	—	289

	6,169	263	6,432	(41)	6,391
Long-term liabilities	9,292	223	9,515	—	9,515
Stockholders’ equity	14,533	850	15,383	(850)	14,533

	29,994	1,336	31,330	(891)	30,439

34	CVRD

Statement of Income – 08/31/03

	CVRD without				CVRD after
	Ferteco	Ferteco	Combined	Eliminations	merger
Net operating revenues	7,215	710	7,925	(140)	7,785
Cost of products and services	(3,809)	(434)	(4,243)	140	(4,103)

Gross profit	3,406	276	3,682	—	3,682
Gross margin	47.2%	38.9%	46.5%	0.0%	47.3%
Operating expenses	(819)	(58)	(877)	—	(877)

Operating profit before financial result and result of equity investments	2,587	218	2,805	—	2,805
Result of equity investments	973	80	1,053	(244)	809
Financial result	655	8	663	—	663

Income before income tax and social contribution	4,215	306	4,521	(244)	4,277
Income tax and social contribution	(498)	(62)	(560)	—	(560)

Net income for the period	3,717	244	3,961	(244)	3,717

Sossego

The merger of Mineração Serra do Sossego S.A. was approved at an Extraordinary General Meeting held on 12/30/03. The incorporation of these assets amounted to R$ 1,310.

Besides Ferteco and Sossego, the following companies were merged in 2003: Rio Doce Geologia e Mineração S.A. (Docegeo), Vale do Rio Doce Alumínio S.A. (Aluvale) and Mineração Vera Cruz S.A. Together these further mergers generated an increase in the working capital of R$ 167 and property, plant and equipment of R$ 30.

CVRD	35

10.11- Property, Plant and Equipment

(a)	By business area:

	Parent Company				Consolidated
	2003			2002	2003			2002
		Accumulated				Accumulated
	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Ferrous - Northern System
Mining	1,853	(803)	1,050	928	1,888	(805)	1,083	928
Railroads	2,833	(1,128)	1,705	1,659	2,832	(1,128)	1,704	1,659
Ports	619	(259)	360	290	619	(259)	360	290
Construction in progress	858	—	858	546	939	—	939	546

	6,163	(2,190)	3,973	3,423	6,278	(2,192)	4,086	3,423

Ferrous - Southern System
Mining	3,182	(1,717)	1,465	1,041	4,836	(2,601)	2,235	1,329
Railroads	3,333	(1,855)	1,478	1,293	3,421	(1,918)	1,503	1,325
Ports	587	(443)	144	152	836	(510)	326	315
Construction in progress	985	—	985	394	1,073	—	1,073	394

	8,087	(4,015)	4,072	2,880	10,166	(5,029)	5,137	3,363

Pelletizing
South	743	(545)	198	174	1,998	(1,247)	751	738
North	522	(22)	500	516	522	(22)	500	516
Construction in progress	195	—	195	185	265	—	265	305

	1,460	(567)	893	875	2,785	(1,269)	1,516	1,559

Non-Ferrous
Potash	149	(59)	90	84	150	(59)	91	84
Gold	72	(69)	3	44	72	(69)	3	44
Research and projects	258	(185)	73	36	262	(187)	75	52
Kaolin	—	—	—	—	603	(216)	387	203
Construction in progress	1,523	—	1,523	75	2,298	—	2,298	527

	2,002	(313)	1,689	239	3,385	(531)	2,854	910

Logistics
In operation	1,210	(570)	640	414	2,100	(758)	1,342	771
Construction in progress	55	—	55	84	126	—	126	94

	1,265	(570)	695	498	2,226	(758)	1,468	865

Holdings
Steel	—	—	—	—	2,550	(1,090)	1,460	1,480
Aluminum	—	—	—	—	4,033	(1,463)	2,570	1,616
Manganese and Ferroalloys	—	—	—	—	989	(551)	438	355
Others	—	—	—	—	39	(33)	6	36
Construction in progress	—	—	—	—	520	—	520	1,256

	—	—	—	—	8,131	(3,137)	4,994	4,743

Energy
In operation	370	(32)	338	185	383	(34)	349	196
Construction in progress	452	—	452	477	452	—	452	477

	822	(32)	790	662	835	(34)	801	673

Corporate
In operation	183	(79)	104	82	245	(82)	163	82
Construction in progress	146	—	146	48	147	—	147	48

	329	(79)	250	130	392	(82)	310	130

Total	20,128	(7,766)	12,362	8,707	34,198	(13,032)	21,166	15,666

(b)	By type of asset:

	Parent Company					Consolidated
	Average	2003			2002	2003			2002
	deprecia-		Accumulated				Accumulated
	tion rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Buildings	3.00%	1,663	(721)	942	860	3,404	(1,452)	1,952	1,689
Installations	3.42%	5,108	(2,682)	2,426	2,123	10,861	(5,003)	5,858	4,442
Equipment	9.32%	1,330	(707)	623	380	4,320	(2,114)	2,206	1,575
Railroads	3.85%	5,690	(2,826)	2,864	2,517	5,925	(2,902)	3,023	2,597
Mineral rights	—	383	(90)	293	257	689	(306)	383	366
Others	—	1,740	(740)	1,000	761	3,179	(1,255)	1,924	1,350

		15,914	(7,766)	8,148	6,898	28,378	(13,032)	15,346	12,019
Construction in progress	—	4,214	—	4,214	1,809	5,820	—	5,820	3,647

Total		20,128	(7,766)	12,362	8,707	34,198	(13,032)	21,166	15,666

Mineral reserve depletion is calculated as a function of the volume of ore extracted in relation to the proven and probable reserves. Depreciation, amortization and depletion have been allocated as follows:

36	CVRD

				Parent Company		Consolidated
	Quarter			Accumulated		Accumulated
	4Q/03	3Q/03	4Q/02	2003	2002	2003	2002
Depreciation and amortization	154	143	129	554	536	948	907
Amortization of deferred charges	—	—	—	—	—	62	38

Cost of production and services	154	143	129	554	536	1,010	945
Administrative expenses	9	7	6	35	23	88	69
Research and development	4	—	—	4	2	4	2

Effect in result	167	150	135	593	561	1,102	1,016
Allocated to projects	8	—	—	8	6	8	6

	175	150	135	601	567	1,110	1,022

10.12- Loans and Financing

Short-term

	Parent Company		Consolidated
	2003	2002	2003	2002
Trade finance	106	398	553	976
Working capital	—	—	335	148

	106	398	888	1,124

Long-term

			Parent Company				Consolidated
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	2003	2002	2003	2002	2003	2002	2003	2002
Foreign operations
Loans and financing in:
U.S. dollars	781	998	2,437	2,461	1,392	1,787	3,549	4,094
Yen	88	2	7	104	185	110	7	211
Other currencies	10	1	61	1	9	4	72	5
Notes in U.S. dollars	867	707	—	1,060	871	707	2,033	2,120
Export securitization	—	—	—	—	159	150	1,497	1,487
Perpetual notes	—	—	—	—	—	—	200	218
Accrued charges	47	55	—	—	139	77	10	38

	1,793	1,763	2,505	3,626	2,755	2,835	7,368	8,173

Local operations
Indexed by TJLP, TR and IGP-M	18	15	43	57	171	96	557	369
Basket of currencies	35	42	12	56	94	45	72	138
Loans in U.S. dollars	48	3	210	315	331	179	1,199	1,295
Non-convertible debentures	—	—	1	10	—	5	260	250
Accrued charges	3	5	—	—	14	30	—	—

	104	65	266	438	610	355	2,088	2,052

	1,897	1,828	2,771	4,064	3,365	3,190	9,456	10,225

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the financial statements date, being US$ 1.00 = R$ 2.8892 in 2003 (R$ 3.5333 in 2002) and ¥ 1.00 = R$ 0.027011 in 2003 (R$ 0.029779 in 2002);

(b)	At December 31, 2003, our consolidated debt was secured as follows:

•	Loans of $767 guaranteed by the Federal Government, to which we gave counter-guarantees of R$476;

•	Securitization program of R$1,656;

•	Property, plant and equipment of R$1,013;

•	Liens on shares from subsidiaries and affiliated of R$769;

•	Assets from subsidiaries and affiliated of R$1,452.

CVRD	37

(c)	Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 2003:

	Parent Company		Consolidated
2005	584	21%	2,048	22%
2006	990	36%	1,969	21%
2007	320	11%	1,788	19%
2008	266	10%	669	7%
2009 onward	611	22%	2,522	26%
No due date (perpetual notes and debentures)	—	—	460	5%

	2,771	100%	9,456	100%

(d)	Long-term foreign and domestic loans and financing are subject to annual interest rates (plus exchange rate and monetary variation) in 2003 as follows:

	Parent Company		Consolidated
Short-term
3.19%	106		888

Long-term
Up to 3%	2,110	45%	2,539	20%
3.1 to 5%	983	21%	3,980	31%
5.1 to 7%	323	7%	1,417	11%
7.1 to 9%	276	6%	2,997	23%
9.1 to 11%	890	19%	1,107	9%
Over 11%	86	2%	581	5%
Variable (perpetual notes)	—	—	200	1%

	4,668	100%	12,821	100%

	4,774		13,709

(e)	The estimated market values of long-term loans and financing calculated at present value based on available interest rates as of 2003 approximate their book values.

(f)	Loans and financing of the Parent Company and consolidated, by currency/indices:

Parent Company	Consolidated

R$4,774	R$13,709

(g)	On March 8, 2002, the Company, through its subsidiary Vale Overseas Limited issued US$ 300 million of Notes bearing interest at 8.625% p.a and maturing on March 8, 2007 (which may be extended to September 2008). This transaction is guaranteed by the Company with political risk protection and is registered with the U.S. Securities and Exchange Commission (SEC). The Notes are listed on the Luxembourg Stock Exchange.

(h)	On August 1,2003 Vale Overseas Limited launched a US$ 300 million bonds issue maturing in 10 years. The bonds carry a coupon of 9.00% p.a with semiannual payment of interest and were sold at 98.38% of face value. The bonds are unsecured and non subordinated obligations of Vale Overseas Limited and have the full and unconditional guarantee of CVRD.

38	CVRD

10.13- Export Receivable Securitization Program

On September 29, 2000, CVRD finalized the financial conditions for a US$ 300 million securitization program based on existing and future receivables generated by its subsidiary CVRD Overseas Ltd.. This transaction, relating to exports of iron ore and pellets to six of CVRD’s major customers in Europe, the United States and Asia, was structured by Bank of America Securities LLC, and is divided into three tranches. On July 28, 2003, CVRD successfully concluded a further operation to securitize receivables in the amount of US$ 250 million, for a total term of 10 (ten) years, with a coupon paying 4.43% and investor yield of 4.48%, with interest paid quarterly.

	Amount		Grace Period		Yield to Investor
Tranche	(US$ million)	Maturity	(years)	Coupon	(per annum)
1	25	10/15/2007	2	—	8.682%
2 (insured)	125	10/15/2007	2	—	Libor+0.65%
3	150	10/15/2010	3	—	8.926%
4 (insured)	250	07/15/2013	—	4.43%	4.48%

The balance on 12/31/03 totals R$ 1,532 (R$ 143 in current liabilities and R$ 1,389 in long-term liabilities) and is included in related party liabilities with the subsidiary CVRD Overseas Ltd. (Note 10.7).

10.14- Contingent Liabilities

At the financial statements dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Parent Company				Consolidated
			Provisions for				Provisions for
	Judicial deposits		contingencies		Judicial deposits		contingencies
	2003	2002	2003	2002	2003	2002	2003	2002
Tax contingencies	680	454	604	603	1,049	607	991	936
Labor and social security claims	155	138	444	345	205	202	529	417
Civil claims	135	113	419	303	156	114	520	350
Others	15	4	16	21	15	4	16	21

Total	985	709	1,483	1,272	1,425	927	2,056	1,724

The Company is party to labor, civil, tax and other suits and has been contesting these matters both administratively and in the courts. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.

Tax contingencies relate principally to a legal action claiming unconstitutionality of CPMF (tax on bank transactions) and others relating to value-added tax (ICMS).

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans.

CVRD	39

(b)	Guarantees given to jointly-controlled companies are as follows:

	2003	2002
ALBRAS - Alumínio Brasileiro S.A.	784	1,221
Samarco Mineração S.A.	28	—
Ferrovia Centro-Atlântica S.A.	—	398
Sepetiba Tecon S.A.	—	80
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	47

	812	1,746

The breakdown of guarantees by currency is:

	2003	2002
U.S. Dollar	696	1,361
Real	116	385

	812	1,746

	Amount of	Denominated			Counter
Affiliate or Joint Venture	guarantee R$	currency	Purpose	Final maturity	guarantees
ALBRAS	668	US$	Debt guarantee BNDES	2007	None
	116	R$	Debt guarantee BNDES	2010	None
SAMARCO	28	US$	Debt guarantee IFC	2020	None

The Company does not expect such guarantees to be executed and therefore no provisions for losses have been made. CVRD charges for granting these guarantees.

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction.

A total of 388,559,056 Debentures were issued at a par value of R$ 0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

On October 4, 2002, the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) approved the Company’s registration request, filed on June 28, 2002, for public trading of the Debentures. As of October 28, 2002, the Debentures can be traded on the secondary market.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from determined mineral resources owned in May 1997 and included in the Issue Deed, as per Tables I and II below.

The value of the premium is R$ 5, including interest equivalent to the SELIC (basic) interest rate for federal securities accrued monthly and calculated as of the determination dates up to 12/31/03. It includes the premium calculated on the net price of the sale of Fazenda Brasileiro.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder. Pursuant to this Deed, the payment date shall take place by 03/31/04.

Based on estimates of the operational start-up of copper projects, payments should begin in 2004. Considering iron ore sales, the company estimates that the threshold for payment will be reached in approximately 2030 and 2020 for the Southern and Northern systems, respectively. Regarding other minerals, such as bauxite and nickel, the forecast for exploitation is for the second half of the decade, and according to the criteria established in the Deed, payment will be due on the net sales revenue in the fourth year after the date of first commercialization. The obligation to make payments to the debenture holders will cease when the pertinent mineral resources are exhausted.

40	CVRD

Criteria and Basic Parameters for Composition and Applicability of the Premium:

Table I

Mineral Product	Premium	Applicability
Iron ore	1.8% of net revenues	Payment calculated on net revenue from sales occurring as of the date the cumulative sales volume since May 1997 reaches 1.7 billion tons in the Southern System, including Urucum, and 1.2 billion tons for the Northern System.

Gold, copper and by products	2.5% of net revenues	Payment starting from the beginning of commercialization, observing the following conditions and excepting the areas of Carajás-Serra Leste and Salobo, among others:

(i) The premium will be due considering the fractions corresponding to the participation that the Company and/or its subsidiaries detained in areas under joint ventures on April 15, 1997 (e.g., Igarapé-Bahia, Alemão, Pojuca, Andorinhas, Liberdade and Sossego).

(ii) The premium relative to Igarapé-Bahia/Alemão will be owed starting on the date accrued sales since May 1997 surpass 70 tons of gold.

	(*)	(iii) The premium relative to Fazenda Brasileiro will be owed from the date accrued sales since May 1997 surpass 26 tons of gold.

Other Minerals	1% of net revenues	Payment on net revenues from sales starting in the fourth year after the date of first commercialization of the minerals.

(*) The asset was sold on August 15, 2003.

Table II

Other Criteria	Premium
Sale of mineral rights	1% of the sale price of each mineral product.

Lease of mineral rights	The premium will be owed in full by the Company and/or its subsidiary companies, under the same terms applicable to each product if the lease had not occurred.

Substitution of mineral rights	The permutation of the mineral rights involving any of the products included in Table I above shall be considered for composing the Premium as originally set forth in the Deed.

(d)	The Company has commitments under a take-or-pay contract to acquire approximately 207,060 tons of aluminum per annum from Albras at market prices. This estimate is based on 51% of the predicted output of Albras at a market price of US$ 1,458.16 per ton in 2003, representing an annual commitment of R$ 927 based on the average exchange rate for 2003. The Company is also commited to take 462,000 tons per annum of alumina produced by Alunorte, which at a market price of US$ 189.05 per ton in 2003 represents an annual commitment of R$ 196 at the same exchange rate. The effective take from Albras was R$ 439 and R$ 751 in 2003 and 2002, respectively, and directly from Alunorte (net of the take assigned to Albras), was R$ 249 and R$ 125 in 2003 and 2002, respectively.

10.15- Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. In 2003, the provision for environmental liabilities amounted to R$ 232 (R$ 52 in 2002), which was accounted for in “Others” in long-term liabilities.

The variation is due to continuous development to improve the presentation of our financial statements and in line with the policy to prepare them according to the best international accounting standards, particularly those related to mining activities, the Company as of 01/01/03 adopted the concepts of SFAS 143 – Accounting for Asset Retirement Obligations, namely:

CVRD	41

.	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure.

.	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

.	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded values of the assets and liabilities.

Accordingly, on 01/01/2003, the initial impacts of this new accounting practice on the provision for mine closure costs, net of tax effects, were booked directly in net equity as a prior year adjustment, in the amount of R$ 66.

10.16- Pension Plan - Valia

The Fundação Vale do Rio Doce de Seguridade Social - Valia is a private non-profit supplementary social security entity, legally separate from CVRD, founded in 1973 to provide supplementary social security benefits to the employees of the Company, its subsidiaries, affiliated companies and others that participate or may in the future participate in plans administered by the Foundation. The Company and various of its subsidiaries and affiliated companies are sponsors of Valia, in the following benefit plans:

(a)	Benefit Plan

Defined Benefit Plan - “BD”

This is a pure defined benefit plan, now being phased out, instituted in 1973 upon establishment of Valia. This plan has been closed to new members and is maintained only for existing retired participants and their beneficiaries and a few residual active participants.

Mixed-Benefit Plan - “Vale Mais”

This is a mixed plan which offers programmable retirement income benefits of the defined contribution type, independent of government social security. It also includes a deferred severance benefit (vesting), as well as risk benefits: retirement for disability, death benefits and sick-leave assistance. This new plan has more modern, transparent and flexible rules that make it more attractive for employees and more economical for the sponsors. “Vale Mais” was established in May 2000 and nearly 98.7% of the active employees migrated to this new plan.

The contributions of the sponsors are as follows:

•	Ordinary contribution - Destined to accumulate the resources necessary to grant income benefits, sponsor contributions match participant contributions, up to 9% of their participation salaries, which may not exceed ten “plan reference units” (R$ 1.732,45 in December 2003).

•	Extraordinary contribution - This can be made at any time, at the discretion of the sponsors.

•	Normal contribution - To fund the risk plan and administrative expenses, fixed by the actuary based on actuarial appraisals.

•	Special contribution - Destined to cover any special commitment that may arise.

During 2003, the Company made contributions to Valia in the amount of R$ 65 to fund the benefit plans.

(b)	Actuarial liability

This provision is the result of the Company’s responsibility to provide supplementary pensions relating to the early retirement programs of 1987 and 1989, known as Complementary Bonus, in the amount of R$ 662. These liabilities were calculated by an independent actuary for the year 2003 and represent the current value of the benefits and pensions. Part is recorded under “Pension plan - Valia” in current liabilities - R$ 92 (R$ 81 on 12/31/02) and part in long-term liabilities - R$ 570 (R$ 499 on 12/31/02).

42	CVRD

The results of the actuarial evaluation are as follows:

Change in the fair value of plan assets

	2003	2002
Fair value of assets at the beginning of the year	3,763	3,189
Actual return on assets	1,265	813
Contribution from sponsor	41	35
Benefits paid in the year	(341)	(274)

Fair value of assets at the end of the year	4,728	3,763

Change in the present value of obligations:

	2003	2002
Present value of obligations at the beginning of the year	3,831	3,222
Cost of current service	5	4
Cost of interest	416	352
Benefits paid in the year	(341)	(274)
Loss on liabilities	220	527

Present value of obligations at the end of the year	4,131	3,831

Benefits of retirement:

	2003	2002
Present value of totally or partially covered actuarial obligations	(4,131)	(3,831)
Fair value of assets	4,728	3,763
Net (gains) loss not recognized on the balance sheet	(569)	65

Assets/Liabilities to be registered in the balance sheet	(*) 28	(3)

(*) The Company has not recorded the actuarial asset on its balance sheet, since there is no clear evidence as to its realization, as established by item 4.9 of NPC 26.

The main actuarial assumptions at December 31 are:

	2003	2002
Economic assumptions
Discount rate	11.3% p.a.(nominal)	11.3% p.a.(nominal)
Expected return on plan assets	13.4% p.a.(nominal)	11.3% p.a.(nominal)
	6.91% p.a. until 47 years	6.91% p.a. until 47 years
Future salary increases	5% p.a. since 48 years	0% p.a. since 48 years
Growth in social security benefits and limits	5.0% p.a.	5.0% p.a.
Inflation	5.0% p.a.	5.0% p.a.
Capacity Factor
- Salaries	99%	99%
- Benefits	99%	99%
Demographic assumptions
Mortality table	AT 1949	AT 1949
Mortality table of invalids	AT 1949	AT 1949
Table of initial invalid status	Álvaro Vindas	Álvaro Vindas
Turnover table	Valia experience	Valia experience
Retirement age	Valia information	Valia information
INSS initial age	Valia information	Valia information

All assumptions will be revised during 2004

CVRD	43

10.17- Paid-up Capital

The Company’s capital increased to R$ 6.3 billion through capitalization of part of the expansion reserve in the amount of R$ 1.3 billion. This capital corresponds to 388,559,056 book entry shares, of which 249,983,143 are common shares and 138,575,913 are preferred class A shares, the latter including one special preferred share (“Golden Share”), all with no par value.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.

The special “Golden Share” created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company’s name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and shipping systems and other matters determined in the Bylaws.

On December 31, 2003 the Company’s capital is held as follows:

	Number of shares
Stockholders	Commom	%	Preferred	%	Total	%
Valepar S.A.	130,715,711	52	—	—	130,715,711	34
Brazilian Government (National Treasury / BNDES/ INSS / FPS) (a)	4,726	—	5,075,342	4	5,080,068	1
American Depositary Receipts - ADRs	65,227,484	26	66,579,564	48	131,807,048	34
FMP - FGTS	14,232,745	6	—	—	14,232,745	4
BNDESPar	17,667,640	7	1,401,978	1	19,069,618	5
Foreign - institutional investors	6,064,295	2	28,927,590	21	34,991,885	9
Brazil - institutional investors	6,130,855	3	19,121,569	14	25,252,424	6
Brazil - retail investors	5,224,517	2	17,465,687	12	22,690,204	6
Treasury stock	4,715,170	2	4,183	—	4,719,353	1

Total	249,983,143	100	138,575,913	100	388,559,056	100

(a)	The National Bank for Economic and Social Development (BNDES), in its own name and on behalf of the Brazilian Government, continuing the privatization process started in 1997 as per the terms of the Privatization Rules, on March 21, 2002 sold 78,787,838 common CVRD shares.

As of December 31, 2003, the number of holders of record who are residents of Brazil was 30,010. These stockholders owned 221,596,694 shares, representing 57% of the capital stock.

The members of the Board of Directors and Executive Board together own 10,559 common shares and 1,104 preferred shares.

On December 31, 2003, the Company had an excess of revenue reserves over capital. In compliance with corporate legislation (Art. 199 of Law No. 6404/76), management will propose at the annual general meeting a capital increase from revenue reserves (expansion and fiscal incentives) in order to reserve funds required for the Company’s investment budget, in the amount of R$ 1 billion, without issuing new shares.

10.18- American Depositary Receipts (ADR) Program

On June 20, 2000, the Company obtained a registration from the United States Securities and Exchange Commission (SEC), for its preferred shares to be traded on the New York Stock Exchange (NYSE). On March 21, 2002, in connection with the sale of shares held by the BNDES and Brazilian Government, the common shares began to be traded on the NYSE. Each ADR represents 1 (one) preferred Class “A” or common share, traded under the symbols “RIOPR” and “RIO”, respectively.

44	CVRD

10.19- Treasury Stock

The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

Through the end of 2003, the Company had acquired 4,715,170 common shares and 4,183 preferred shares, which are held in treasury in the amount of R$ 131. The 4,715,170 common shares guarantee a loan of the subsidiary Alunorte.

Shares						Average
	Quantity		Unit acquisition cost			quoted market price
Class	2003	2002	Average	Low	High	2003	2002
Preferred	4,183	4,481	51.36	14.02	52.40	97.91	96.99
Common	4,715,170	4,715,170	27.80	20.07	52.09	106.34	102.88

	4,719,353	4,719,651

10.20- Remuneration of Stockholders

Interest on stockholders’ equity declared by the Board of Directors for the year ended December 31, 2003 was R$ 5.87 per outstanding common and preferred share (R$ 2.68 in 2002), totaling R$ 2,254 (R$ 1,029 in 2002). Payment are described in Item 1.2.8.

Interest on stockholders’ equity proposed for 2003 was calculated as follows:

Net income for the year	4,509
Fiscal incentive reserve	(90)
Legal reserve	(226)
Realization of unrealized income reserve	189

Adjusted net income	4,382

Mandatory dividend amount - 25% (R$2.85 per outstanding share)	1,095

Statutory dividend on preferred shares (3% of net equity, R$1.17 per outstanding share)	162

Statutory dividend on preferred shares (6% of paid-up capital, R$0.97 per outstanding share)	135

Interest on stockholders’ equity (R$5.87 per outstanding share)	2,254

Pursuant to Ruling No. 207/96 of the Brazilian Securities Commission (CVM), the Company decided, as required by tax regulations, to account for interest on stockholders’ equity under the heading of “Financial expenses” and to reverse the same amount in a specific account. This, however, does not appear in the financial statements because it had no effect on the final net income, except for the tax impact recorded as “Income tax and social contribution”.

Retention of the reserve for expansion/investments (revenue reserve), in the amount of R$ 2,062, seeks to reserve resources necessary for the capital expenditures approved by the Company’s shareholders for 2004 in the amount of R$ 5,844 (US$ 1,815 million at the exchange rate of (US$ 1 = R$ 3.22). The unrealized income reserve is realized through the receipt of dividends), write-off or sale of investments and the depreciation, write-off or sale of property, plant and equipment.

CVRD	45

10.21- Financial Result – Parent company and consolidated

Parent Company

	Quarter
	4Q/03			3Q/03			4Q/02
		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(46)	29	(17)	(55)	(68)	(123)	(71)	596	525
Local debt	(7)	3	(4)	(8)	(9)	(17)	(18)	127	109
Related parties	(49)	36	(13)	(45)	(48)	(93)	(46)	220	174

	(102)	68	(34)	(108)	(125)	(233)	(135)	943	808
Labor, tax and civil contingencies	(72)	(13)	(85)	(28)	(8)	(36)	(20)	(93)	(113)
Derivatives, net of gain/losses (interest and currencies)	18	—	18	52	(47)	5	(13)	23	10
CPMF	(25)	—	(25)	(16)	—	(16)	(18)	—	(18)
Others	(59)	(109)	(168)	(45)	(152)	(197)	113	3	116

	(240)	(54)	(294)	(145)	(332)	(477)	(73)	876	803

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total	income	assets	Total
Related parties	19	(25)	(6)	20	38	58	31	(257)	(226)
Marketable securities	27	12	39	34	101	135	—	33	33
Others	5	(5)	—	6	5	11	14	(26)	(12)

	51	(18)	33	60	144	204	45	(250)	(205)

Financial income (expenses), net	(189)	(72)	(261)	(85)	(188)	(273)	(28)	626	598

	Accumulated
	2003			2002
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(214)	885	671	(223)	(1,651)	(1,874)
Local debt	(34)	97	63	(79)	(768)	(847)
Related parties	(180)	429	249	(158)	(625)	(783)

	(428)	1,411	983	(460)	(3,044)	(3,504)
Labor, tax and civil contingencies	(138)	(65)	(203)	(182)	(162)	(344)
Derivatives, net of gain/losses (interest and currencies)	7	—	7	(181)	(24)	(205)
CPMF	(71)	—	(71)	(53)	—	(53)
Others	(103)	9	(94)	(85)	(770)	(855)

	(733)	1,355	622	(961)	(4,000)	(4,961)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	108	(454)	(346)	103	1,222	1,325
Marketable securities	88	63	151	63	108	171
Others	26	(59)	(33)	39	200	239

	222	(450)	(228)	205	1,530	1,735

Financial income (expenses), net	(511)	905 (* )	394	(756)	(2,470)	(3,226)

(*) See item 1.2.5 — Net financial result.

46	CVRD

Consolidated

	Consolidated
	2003			2002
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(579)	1,868	1,289	(566)	(2,493)	(3,059)
Local debt	(135)	217	82	(185)	(1,298)	(1,483)
Related parties	(84)	1,155	1,071	(52)	(885)	(937)

	(798)	3,240	2,442	(803)	(4,676)	(5,479)
Labor, tax and civil contingencies	(146)	(65)	(211)	(188)	(162)	(350)
Derivatives, net of gain/losses (interest and currencies)	7	—	7	(181)	(24)	(205)
CPMF	(98)	—	(98)	(70)	—	(70)
Others	(202)	1,339	1,137	(203)	(1,283)	(1,486)

	(1,237)	4,514	3,277	(1,445)	(6,145)	(7,590)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	28	(1,457)	(1,429)	59	1,296	1,355
Marketable securities	190	(553)	(363)	158	238	396
Others	44	(1,783)	(1,739)	178	2,180	2,358

	262	(3,793)	(3,531)	395	3,714	4,109

Financial income (expenses), net	(975)	721	(254)	(1,050)	(2,431)	(3,481)

Debt Indices

	Parent company				Consolidated
	4Q/03	3Q/03	4Q/02	2003	2003
Current liabilities
Current portion of long-term debt — unrelated parties	1,897	2,560	1,828	1,897	3,365
Short-term debt	106	106	398	106	888
Related parties	1,365	1,012	948	1,365	378

	3,368	3,678	3,174	3,368	4,631
Long-term liabilities
Long-term debt — unrelated parties	2,771	3,007	4,064	2,771	9,456
Related parties	4,395	3,977	3,300	4,395	9

	7,166	6,984	7,364	7,166	9,465

Gross Debt	10,534	10,662	10,538	10,534	14,096

Interest paid	92	95	102	369	838
EBITDA	1,239	1,506	1,360	4,877	7,765
Stockholders’ equity	14,940	14,533	12,751	14,940	14,940
EBITDA / Interest paid	13.47	15.85	13.33	13.22	9.27
Gross Debt / EBITDA	2.13	1.77	1.94	2.16	1.82
Gross Debt / Equity capitalization	41	42	45	41	49

10.22- Financial Instruments — Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments.

The Company’s risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by the Company’s management. The results of hedging are recognized monthly in the results.

CVRD	47

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR — London Interbank Offered Rate. The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate TJLP, established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of instruments contracted to limit exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection contracted.

The table below provides information regarding the interest rate derivatives portfolio for 2003 and 2002.

	2003				2002
			Unrealized gain				Unrealized gain
	Notional value		(loss) (in	Final	Notional value		(loss) (in
Type	(in US$ millions)	Rate range	R$ millions)	maturity	(in US$ millions)	Rate range	R$ millions)
Cap	500	5,7 - 11,0%	1	May-07	500	5,7 - 11,0%	1
Floor	500	5,7 - 6,0%	(49)	Nov-06	500	5,7 - 6,3%	(48)
Swap	454	5,8 - 6,7%	(88)	Oct-07	475	5,8 - 6,7%	(166)

Total			(136)				(213)

The unrealized loss represents the present value to payable if all operations had been settled on 12/31/03.

Exchange Rate Risk

Exchange rate risk arises from foreign currency debts. On the other hand, a substantial part of the Company’s revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluation of the Brazilian currency. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and yen (main components of basket of currencies) is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 2003 and 2002. These operations are forwards and range forwards which were structured to ensure the purchase price of the following currencies:

	2003				2002
			Unrealized				Unrealized
	Notional value		gain (loss) (in	Final	Notional value		loss (in
Type	(in millions)	Rate range	R$ millions)	maturity	(in millions)	Rate range	R$ millions)
Yen purchased	¥3.385	¥79 - 83 per US$	9	Apr-05	¥3.543	¥83 - 91 per US$	(1)
Euros purchased	€23	€1,22 - 1,23 per US$	8	Dec-11	€5	€1,18 - 1,23 per US$	(3)
Euros sold	€5	€1,2 - 1,3 per US$	(1)	Feb-04	—	—	—

Total			16				(4)

The unrealized gain represents the present value to receive if all operations had been settled on 12/31/03.

Commodities Price Risk

The prices of iron ore, the Company’s main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore price exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold, aluminum and alumina. These derivatives operations allow establishment of a minimum profit level for future output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

48	CVRD

The following table shows the gold derivatives portfolio of the Company in 2003 and 2002:

	2003				2002
			Unrealized gain				Unrealized gain
		Price range	(loss) (in	Final		Price range	(loss) (in
Type	Quantity (oz)	(US$/oz)	R$ millions)	maturity	Quantity (oz)	(US$/oz)	R$ millions)
Puts purchased	393,000	270 - 385	3	Dec-08	428,000	270 - 355	11
Calls sold	423,000	317 - 440	(91)	Dec-08	595,000	316 - 407	(63)
Aybrid instruments	20,000	—	(4)	Nov-06	20,000	—	(1)

Total			(92)				(53)

The unrealized loss represents the present value to payable if all operations had been settled on 12/31/03.

Consolidated

The table below shows the aluminum derivatives portfolio of the joint venture Albras in 2003 and 2002:

	2003				2002
			Unrealized gain				Unrealized gain
	Quantity	Price range	(loss)	Final	Quantity	Price range	(loss)
Type	(tons)	US$/tons	(in R$ millions)	maturity	(tons)	US$/tons	(in R$ millions)
Puts purchased	148,500	1.390 - 1.450	5	Jun-05	46,500	1.390 - 1.500	19
Forwards sold	27,000	1.400 - 1.600	(16)	Dec-06	39,250	1.400 - 1.600	21
Calls sold	160,500	1.570 - 1.630	(28)	Jun-05	59,500	1.580 - 1.700	(1)
Others instruments	246,000	1.390 - 1.680	(20)	Dec-08	106,000	—	(3)

Total			(59)				36

The unrealized loss represents the present value to payable if all operations had been settlend on 12/31/03.

The following table shows the alumina derivatives portfolio of the subsidiary Alunorte in 2003 and 2002:

	2003				2002
			Unrealized gain				Unrealized gain
	Quantity	Price range	(loss)	Final	Quantity	Price range	(loss)
Type	(tons)	US$/tons	(in R$ millions)	maturity	(tons)	US$/tons	(in R$ millions)
Puts purchased	101,000	1.390 - 1.400	2	Jun-05	27,250	1.400 - 1.530	8
Forwards sold	—	—	—	—	12,000	1.400 - 1.578	6
Calls sold	113,000	1.540 - 1.580	(18)	Jun-05	27,250	1.710 - 1.732	(1)
Others instruments	240,000	1.380 - 1.690	(36)	Dec-08	69,500	—	(2)

Total			(52)				11

The unrealized loss represents the present value to payable if all operations had been settlend on 12/31/03.

CVRD	49

The following table shows the movement of gains/loss on derivatives:

	Parent Company
	4Q/03
	Interest rates
	(libor)	Currencies	Gold	Total
(Gains) / losses unrealized on 09/30/03	178	(6)	66	238
Financial settlement	(32)	(2)	(8)	(42)
Financial expenses, net	(10)	(8)	34	16

	(42)	(10)	26	(26)

(Gains) / losses unrealized on 12/31/03	136	(16)	92	212

	3Q/03
	Interest rates
	(libor)	Currencies	Gold	Total
Losses unrealized on 06/30/03	187	2	31	220
Financial settlement	(12)	—	(14)	(26)
Financial expenses, net	(43)	(9)	41	(11)

	(55)	(9)	27	(37)
Monetary variations, net	46	1	8	55

(Gains) / losses unrealized on 09/30/03	178	(6)	66	238

	4Q/02
	Interest rates
	(libor)	Currencies	Gold	Total
(Gains) / losses unrealized on 09/30/02	255	(10)	15	260
Financial settlement	(10)	(8)	—	(18)
Financial expenses, net	(9)	22	39	52

	(19)	14	39	34
Monetary variations, net	(23)	—	(1)	(24)

Losses unrealized on 12/31/02	213	4	53	270

	Parent Company				Consolidated
	31/12/02
	Interest rates
	(libor)	Currencies	Gold	Total	Aluminum	Alumina	Total
(Gains) / losses unrealized on 12/31/01	83	9	(16)	76	1	(11)	66
Financial settlement	(70)	(10)	5	(75)	—	—	(75)
Financial expenses, net	179	2	59	240	(20)	—	220

	109	(8)	64	165	(20)	—	145
Monetary variations, net	21	3	5	29	—	—	29

(Gains) / losses unrealized on 12/31/02	213	4	53	270	(19)	(11)	240

	Parent Company				Consolidated
	Interest rates
	(libor)	Currencies	Gold	Total	Aluminum	Alumina	Total
Losses unrealized on 12/31/02	213	4	53	270	(19)	(11)	240
Financial settlement	(87)	(3)	(25)	(115)	—	—	(115)
Financial expenses, net	10	(17)	64	57	49	63	169

	(77)	(20)	39	(58)	49	63	54

(Gains) / losses unrealized on 12/31/03	136	(16)	92	212	30	52	294

50	CVRD

10.23- Exchange Rate Exposure

The exchange rate exposure is predominantly in U.S. dollars, as follows:

	In millions of reais
			Subsidiaries and
	Parent Company		Affiliated Companies (*)
	2003	2002	2003	2002
Assets
Current
Cash and cash equivalents	264	189	298	410
Others	1,731	1,953	1,143	1,237

	1,995	2,142	1,441	1,647
Long-term receivables	531	1,230	49	52
Investments	2,854	4,438	16	26

Total	5,380	7,810	1,506	1,725

Liabilities
Current
Short-term loans and financing	1,985	2,210	1,358	1,604
Others	1,288	921	494	384

	3,273	3,131	1,852	1,988
Long-term liabilities
Loans and financing	2,728	4,000	1,683	2,262
Others	4,118	2,999	428	848

	6,846	6,999	2,111	3,110

Total	10,119	10,130	3,963	5,098

Liabilities — R$	(4,739)	(2,320)	(2,457)	(3,373)

Liabilities - US$	(1,640)	(657)	(850)	(955)

( * ) Proportional to the percentage of participation

10.24- Administrative and Other Operating Expenses

	Parent Company					Consolidated
	Quarter			Accumulated		Accumulated
	4Q/03	3Q/03	4Q/02	2003	2002	2003	2002
Administrative
Personnel	61	34	43	164	136	333	256
Technical consulting	33	29	15	109	100	161	136
Advertising and publicity	7	9	3	33	25	37	29
Depreciation	9	7	6	35	23	88	69
Travel expenses	4	6	7	19	19	29	27
Rents and taxes	10	5	2	28	16	62	58
Others (*)	—	7	22	18	55	82	106

	124	97	98	406	374	792	681

(*) Refers basically to maintenance expenses.

	Parent Company					Consolidated
	Quarter			Accumulated		Accumulated
	4Q/03	3Q/03	4Q/02	2003	2002	2003	2002
Other Operating Expenses
Provisions for contingencies	27	27	6	129	96	239	198
Provision for loss on ICMS credits	—	56	(17)	84	—	179	73
Provision for profit sharing	24	5	62	96	120	134	136
Operating expenses — UPSL	—	—	—	36	—	36	—
Sale of gold assets	—	(63)	—	(63)	—	(63)	—
Tax credits amortization	—	—	—	—	—	45	—
Provision for write-off of property, plant and equipment — gold	—	—	147	—	147	—	147
Provision for loss on assets	—	—	—	—	—	29	171
Others	23	(16)	(60)	38	19	158	8

	74	9	138	320	382	757	733

CVRD	51

10.25- Effects on the Statements if Price-Level Restatement were Applied (unaudited)

The main difference between the financial statements prepared according to statutory accounting practices and those according to the price-level restatement method is due to the recognition, in the latter, of the net monetary restatement of permanent assets and stockholders’ equity.

The Balance Sheet and the Statement of Income by monetary restatement, at December 31, 2003 price levels (indexed by the IGP-M of Fundação Getúlio Vargas) is as follows:

BALANCE SHEET

Years ended December 31

	Parent Company		Consolidated
	2003	2002	2003	2002
Assets
Current assets	4,009	4,725	8,451	11,825
Long-term receivables	2,689	4,197	3,826	3,624
Permanent assets
Investments	21,388	19,787	6,704	6,329
Property, plant and equipment	20,086	16,199	35,134	29,120
Deferred charges	—	—	739	1,220

	41,474	35,986	42,577	36,669

	48,172	44,908	54,854	52,118

Liabilities and stockholders’ equity
Current liabilities	5,250	4,585	7,260	7,385
Long-term liabilities	11,694	12,070	15,212	16,104
Deferred income	—	—	157	170
Minority interests	—	—	997	206
Stockholders’ equity
Paid-up capital	7,413	9,472	7,413	9,472
Revenue reserves	23,815	18,781	23,815	18,781

	31,228	28,253	31,228	28,253

	48,172	44,908	54,854	52,118

STATEMENT OF INCOME

Years ended December 31

	Parent Company		Consolidated
	2003	2002	2003	2002
Net operating revenues	10,649	9,266	20,676	16,513
Cost of products and services	(5,696)	(4,650)	(11,682)	(8,601)

Gross profit	4,953	4,616	8,994	7,912
Gross margin	46.5%	49.8%	43.5%	47.9%
Operating expenses	1,376	137	(2,303)	(3,231)

Income before income tax and social contribution	6,329	4,753	6,691	4,681
Income tax and social contribution	(862)	(253)	(955)	(316)

Income before minority interests	5,467	4,500	5,736	4,365
Minority interests	—	—	(269)	135

Net income for the year - R$	5,467	4,500	5,467	4,500

Net income for the year - US$	1,892	1,558

52	CVRD

10.26- Insurance

Operational Risks

CVRD has an extensive risk management program that provides coverage and protection for all its assets as well as against possible losses from production interruptions, through an all risks policy. This program includes on-site inspection and training carried out by the various risk committees constituted by the Company, its subsidiaries and associated companies. The Company tries to harmonize risks in all areas and provide single and uniform treatment, and also seeking coverage in the domestic and international markets at levels compatible with an enterprise the size of CVRD. Besides damage to assets and lost production, there is coverage against personal injury, third-party liability, environmental damages and damages to freight carried by the Company.

Insurance

In order to provide the best instruments for more efficient risk management and to seek alternatives due to the crisis in the international insurance market, CVRD in 2002 established a captive reinsurer. This entity was created for the purpose of improving risk management and to provide a more efficient instrument for negotiation and market penetration, serving exclusively to underwrite the risks of the companies of the Group, in Brazil and abroad. Besides this, intensified action by the risk committees is being undertaken to improve the operation and maintenance of the Company’s equipment and installations.

10.27- Profit Sharing Plan

The employee profit sharing plan is linked to the results as measured by indicators such as operational cash flow and by the meeting of performance targets for each unit.

In 2003, the Company set aside R$ 96 (R$ 120 in 2002) for profit sharing (Note 10.24).

10.28- Deferred Income

Refers basically to the negative goodwill on the acquisition of CST.

10.29- Subsequent Event

On 01/09/04 the Company launched a R$ 500 million bonds issue maturing in 2034. The bonds carry a coupon of 8.25% a year with semiannual payment and will be sold at 98.904% of face value, priced to have a yield to maturity of 8.35%, at a spread of 336 basis points over 30-year US Treasuries. The bonds mature on 01/17/2034 and received a risk rating of Ba2 from Moody’s Investor Services. The 30-year term is the longest for a bond issued by a Brazilian company in the international capital market.

The bonds are unsecured and non-subordinated obligations of Vale Overseas Limited and have the full and unconditional guarantee of CVRD. The guarantee will be “pari passu” to all obligations of CVRD of a similar nature. The funds raised with this issue are earmarked to cover the general needs of the Company.

CVRD	53

10.30- Shareholding Interests (Organization Chart at 12/31/03)

10.30- Shareholding Interests (Organization Chart at 12/31/03)

Main Companies of the CVRD Group
Holding in total stock(%)

Companhia Vale do Rio Doce

Valepar	33.64%
Public	66.36%

Ferrous

Iron Ore and Pellets

- *CAEMI* — Amazon (Itaco) 60.23; Others 39.77
- *MBR* — EBM 51.00; Caemi 49.00
- *Baovale Mineração S.A.* — CVRD 50.00; Shanghai Baosteel 50.00
- *Minas da Serra Geral* ** — CVRD 50.00; JFE Steel Corp. 50.00
- *Samarco MineraçãoS/A* — CVRD 50.00; BHP Brasil 50.00
- *Hispanobrás* ** — CVRD 50.89; Aceralia CS 49.11
- *Itabrasco* ** — CVRD 50.90; Ilva 49.10
- *Nibrasco* ** — CVRD 51.00; Nippon Steel 25.39; Japaneese Group 23.61
- *Kobrasco* ** — CVRD 50.00; POSCO 50.00
- *Kobin* ** — Kobrasco 100.00
- *GIIC* * — ITACO 50.00; Gulf Invest. Co. 50.00

Manganese and Alloys

- *Urucum Mineração S.A.* — CVRD 100.00
- *RDME* * — ITACO 100.00
- *RDM* — CVRD 99.31; Others 0.69
- *CPFL* — RDM 93.59; CVRD 5.52; Others 0.89
- *RDMN* * — Rio Doce Norway AS-Itaco 100.00
- *Nova Era Silicon* ** — CVRD 49.00; Mitsubishi Mater C. 25.50; JFE Steel Corp. 25.50

Non-Ferrous

Precious Metals, Base Metals and Industry Minerals

- *33 Mining Companies* — CVRD 100.00
- *PPSA* — CVRD 82.04; Mitsubishi 13.84; IFC 4.12
- *PPSA Overseas* * — PPSA 100.00
- *Salobo Metais* — CVRD 100.00
- *Compañia Minera Andino-Brasilera Limitada - CMAB** — CVRD 99.99; Docepar 0.01
- *Compañia Minera Latino Americana - CMLA* * — CVRD 99.90; Docepar 0.10
- Cadam — Caemi 61.48; Others 38.52
- *CMTR* — ITACO 100.00

Logistics

Railroads and Ports

- *CPBS* — CVRD 100.00
- *TVV - Terminal de Vila Velha S.A.* — CVRD 99.887; Min.Tacumã 0.005; Employees 0.108
- *Ferrovia Centro Atlântica S.A* — Min.Tacumã(CVRD) 99.99; Others 0.01
- *Ferroban* — Nova Ferroban 62.42; Previ 13.94; Funcef 11.13; LAIF XV Ltda 2.61; Gaborone 2.11; CVRD 3.75; Others 4.04
- MRS Logistica — CSN 32.22; MBR 31.61; Usiminas 10.19; CVRD 10.37; Others 15.61

Shipping

- *Docenave* — CVRD 100.00
- *Navedoce* * — Docenave 100.00
- *Seamar* * — Docenave 100.00
- *DCNDB* — Docenave 79.00; Docepar 21.00

Holdings

Bauxite, Alumina and Aluminum

- *Albras* ** — CVRD 51.00; NAAC 49.00
- *Valesul* ** — CVRD 54.51; Billiton 45.49
- *Alunorte* ** — CVRD 57.03; Norsk Hydro 34.03; NAAC 3.79; CBA 3.62; JAIC 1.19; Mitsui 0.23; Mitsubishi 0.10
- *Min. Rio do Norte* ** — CVRD 40.00; Billiton 14.80; Alcan 12.00; CBA 10.00; Alcoa 8.58; Reynolds 5.00; Norsk Hydro 5.00; Abalco 4.62

Timber, Pulp & Paper

- *Florestas Rio Doce* — CVRD 100.00

Steel

- *Ferro Gusa Carajás S.A* — CVRD 99.99; Docepar S.A. 0.01
- *CST* ** — CVRD 22.85; APSL Arcelor P. 16.69; Acesita / Usinor 11.43; APSL ONPN 10.22; Others 38.81
- *California Steel* * — CVRD 50.00; JFE Steel Corp. 50.00
- *Usiminas* — CVRD 11.46; Nippon Usiminas 9.45; Previ 8.02; CIU 6.60; Others 64.47
- *Siderar (*)* — Itabira Rio Doce 4.85; Usiminas 5.32; III Ind. Invest. Inc. 50.73; ISA (employees) 10.47; Others 28.63

Energy

- *Consortium Igarapava Usina Hidrelétrica* — CVRD 38.15; Cia Mineira Metais 23.93; CSN 17.92; CEMIG 14.50; Min. Morro Velho 5.50
- *Consortium Porto Estrela Usina Hidrelétrica* — CVRD 33.33; CEMIG 33.33; Coteminas 33.33
- *Consortium Aimorés Usina Hidrelétrica* — CVRD 51.00; CEMIG 49.00
- *Consortium Candonga Usina Hidrelétrica* — CVRD 50.00; EPP 50.00
- *Consortium Funil Usina Hidrelétrica* — CVRD 51.00; CEMIG 49.00
- *Consortium Capim Branco I e II - Usina Hidrelétrica* — CVRD 48.42; CEMIG 21.05; Suzano 17.90; Votorantim 12.63
- *Consortium Foz do Chapecó Usina Hidrelétrica* — CVRD 40.00; Foz do Chapecó Energia S.A. 60.00
- *CESTE - Consortium Estreito Energia* — CVRD 30.00; Tractebel 30.00; Alcoa 19.08; BHP Billiton 16.48; C.Corrêa Energia 4.44

Others Abroad

- *Rio Doce International* * — CVRD 100.00
- *Rio Doce Asia* * — Rio Doce Internat. 100.00
- *Rio Doce Europa S.'a.r.l.* * — CVRD 99.80; Others 0.20
- *Rio Doce International Finance* * — Rio Doce Europa 100.00
- *SRV Insurance & Financial Company Ltd** — Rio Doce Int. Fin. 100.00
- *Rio Doce Comércio Internacional ApS* * — CVRD 100.00
- *Itabira Internacional Serviços e Comércio* * — RDCI Aps 99.99; Others 0.01
- *Itabira Rio Doce Company Ltd.- ITACO* * — Itabira Internat. Serviços e Comércio 100.00
- *Rio Doce America* * — ITACO 100.00
- *Rio Doce Ltd.* * — Rio Doce América 100.00
- *CVRD Overseas* * — ITACO 100.00
- *CVRD Finance* * — CVRD Overseas 99.99; BNP Paribas 0.01
- *Brasilux* * — CVRD 99.50; Brasamerican 0.50
- *Vale Overseas Limited** — CVRD 100.00

Legend:
- Subsidiary
- Affiliated
- Other Participations
- Consortium

* Companies with head offices abroad

** Holding linked to a Stockholders Agreement

54	CVRD

PART III

11- ATTACHMENT I - STATEMENT OF INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED COMPANIES

Year ended December 31, 2003	In million of reais
			Accounting information
	Participation (%)		Assets
	Total	Voting	Current	Long-term	Permanent
Subsidiaries (a)
Amazon Iron Ore Overseas Co. Ltd.	100.00	100.00	—	8	1,870
ALUNORTE - Alumina do Norte do Brasil S.A.	57.03	61.74	374	226	1,852
Brasilux S.A.	100.00	100.00	125	60	1
Caemi Mineração e Metalurgia S.A.(b)	60.23	100.00	1,212	157	1,326
Companhia Portuária Baia de Sepetiba	100.00	100.00	36	6	155
CVRD Overseas Ltd.	100.00	100.00	765	1,406	—
Docepar S.A.	100.00	100.00	3	151	2
Ferrovia Centro - Atlântica S.A.	99.99	100.00	150	146	487
Ferteco Internacional	100.00	100.00	66	6	—
Ferteco Mineração S.A.	100.00	100.00	—	—	—
Florestas Rio Doce S.A.	100.00	100.00	63	133	4
Itabira Rio Doce Company Limited - ITACO	100.00	100.00	1,469	3,077	2,214
Mineração Tacumã Ltda.	100.00	100.00	1	2	134
Navegação Vale do Rio Doce S.A. - DOCENAVE	100.00	100.00	268	220	12
Pará Pigmentos S.A.	82.04	85.57	84	—	200
Rio Doce América Inc.	100.00	100.00	87	398	313
Rio Doce Europa S.`a.r.l.	100.00	100.00	109	—	2,967
Rio Doce International Finance Ltd.	100.00	100.00	664	3,845	6
Rio Doce Manganèse Europe - RDME	100.00	100.00	222	—	96
Rio Doce Manganês S.A.	100.00	100.00	630	180	257
Salobo Metais S.A.	100.00	100.00	—	—	714
TVV - Terminal de Vila Velha S.A.	99.89	99.89	15	4	55
Urucum Mineração S.A.	100.00	100.00	43	27	42
Valeoverseas Ltd.	100.00	100.00	61	1,755	—
Vale do Rio Doce Alumínio S.A. - ALUVALE	100.00	100.00	—	—	—
Others			79	4	227
Jointly-controlled companies (a)
ALBRAS - Alumínio Brasileiro S.A.	51.00	51.00	619	357	1,107
California Steel Industries, Inc.	50.00	50.00	677	8	781
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	59	86	207
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	50.89	51.00	102	34	47
Companhia Italo-Brasileira de Pelotização - ITABRASCO	50.90	51.00	95	65	38
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.00	51.11	128	46	79
Companhia Siderúrgica de Tubarão - CST	28.02	20.51	1,521	134	5,100
Gulf Industrial Investment Co.-GIIC	50.00	50.00	285	—	108
Minas da Serra Geral S.A. - MSG	50.00	50.00	64	9	78
Mineração Rio do Norte S.A.	40.00	40.00	150	375	1,089
MRS Logística S.A.	29.35	28.75	421	384	648
Samarco Mineração S.A.	50.00	50.00	393	47	894
Valesul Alumínio S.A.	54.51	54.51	186	68	141
Others			49	7	99

[Additional columns below]

[Continued from above table, first column(s) repeated]

Year ended December 31, 2003	In million of reais
	Accounting information
	Liabilities			Statement of income
			Adjusted		Cost of
		Long-	stockholders’	Net	products
	Current	term	equity	revenues	and services
Subsidiaries (a)
Amazon Iron Ore Overseas Co. Ltd.	—	1,238	640	—	—
ALUNORTE - Alumina do Norte do Brasil S.A.	660	960	832	1,236	(904)
Brasilux S.A.	157	—	29	312	(307)
Caemi Mineração e Metalurgia S.A.(b)	864	868	963	2,312	(1,281)
Companhia Portuária Baia de Sepetiba	11	25	161	27	(18)
CVRD Overseas Ltd.	288	1,464	419	1,436	(1,285)
Docepar S.A.	30	100	26	—	—
Ferrovia Centro - Atlântica S.A.	185	468	130	452	(548)
Ferteco Internacional	10	—	62	4	—
Ferteco Mineração S.A.	—	—	—	795	(442)
Florestas Rio Doce S.A.	14	28	158	—	—
Itabira Rio Doce Company Limited - ITACO	2,766	2,493	1,501	6,622	(6,240)
Mineração Tacumã Ltda.	15	797	(675)	—	—
Navegação Vale do Rio Doce S.A. - DOCENAVE	80	177	243	399	(361)
Pará Pigmentos S.A.	159	35	90	194	(115)
Rio Doce América Inc.	147	20	631	319	(310)
Rio Doce Europa S.`a.r.l.	43	—	3,033	—	—
Rio Doce International Finance Ltd.	144	1,404	2,967	298	(86)
Rio Doce Manganèse Europe - RDME	118	13	187	436	(400)
Rio Doce Manganês S.A.	341	107	619	687	(423)
Salobo Metais S.A.	1	503	210	—	—
TVV - Terminal de Vila Velha S.A.	13	2	59	69	(59)
Urucum Mineração S.A.	40	15	57	110	(53)
Valeoverseas Ltd.	61	1,755	—	—	—
Vale do Rio Doce Alumínio S.A. - ALUVALE	—	—	—	36	—
Others	74	72	164	139	(100)
Jointly-controlled companies (a)
ALBRAS - Alumínio Brasileiro S.A.	577	666	840	1,818	(1,122)
California Steel Industries, Inc.	247	591	628	2,353	(2,294)
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	61	285	6	423	(356)
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	63	27	93	357	(327)
Companhia Italo-Brasileira de Pelotização - ITABRASCO	70	63	65	330	(291)
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	133	19	101	662	(632)
Companhia Siderúrgica de Tubarão - CST	1,271	1,952	3,532	3,735	(2,390)
Gulf Industrial Investment Co.-GIIC	88	72	233	532	(411)
Minas da Serra Geral S.A. - MSG	25	37	89	69	(36)
Mineração Rio do Norte S.A.	571	247	796	759	(363)
MRS Logística S.A.	514	683	256	1,216	(515)
Samarco Mineração S.A.	584	167	583	1,423	(662)
Valesul Alumínio S.A.	63	66	266	478	(371)
Others	30	23	102	113	(76)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Year ended December 31, 2003	In million of reais
	Accounting information
	Statement of income
			tax and	Adjusted
	Operating	Non-	social	net
	income	operating	contrib	income
	(expenses)	result	ution	(loss)
Subsidiaries (a)
Amazon Iron Ore Overseas Co. Ltd.	172	—	—	172
ALUNORTE - Alumina do Norte do Brasil S.A.	49	—	(61)	320
Brasilux S.A.	(2)	—	—	3
Caemi Mineração e Metalurgia S.A.(b)	(444)	13	(180)	420
Companhia Portuária Baia de Sepetiba	(1)	—	(3)	5
CVRD Overseas Ltd.	(65)	—	—	86
Docepar S.A.	12	—	—	12
Ferrovia Centro - Atlântica S.A.	(70)	(198)	—	(364)
Ferteco Internacional	(2)	—	—	2
Ferteco Mineração S.A.	(45)	—	(65)	243
Florestas Rio Doce S.A.	(12)	(1)	4	(9)
Itabira Rio Doce Company Limited - ITACO	98	(41)	—	439
Mineração Tacumã Ltda.	(364)	—	—	(364)
Navegação Vale do Rio Doce S.A. - DOCENAVE	(61)	48	(4)	21
Pará Pigmentos S.A.	(8)	—	(7)	64
Rio Doce América Inc.	27	—	(10)	26
Rio Doce Europa S.`a.r.l.	205	—	—	205
Rio Doce International Finance Ltd.	4	—	—	216
Rio Doce Manganèse Europe - RDME	(15)	(3)	—	18
Rio Doce Manganês S.A.	(165)	128	19	246
Salobo Metais S.A.	—	—	—	—
TVV - Terminal de Vila Velha S.A.	—	—	(2)	8
Urucum Mineração S.A.	(26)	—	(7)	24
Valeoverseas Ltd.	—	—	—	—
Vale do Rio Doce Alumínio S.A. - ALUVALE	590	—	(11)	615
Others	(5)	(5)	(13)	16
Jointly-controlled companies (a)
ALBRAS - Alumínio Brasileiro S.A.	32	(11)	(132)	585
California Steel Industries, Inc.	(40)	—	(7)	12
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	70	—	(23)	114
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	(9)	—	(4)	17
Companhia Italo-Brasileira de Pelotização - ITABRASCO	(15)	—	(9)	15
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	(10)	2	(5)	17
Companhia Siderúrgica de Tubarão - CST	(182)	40	(100)	1,103
Gulf Industrial Investment Co.-GIIC	(52)	—	—	69
Minas da Serra Geral S.A. - MSG	(11)	—	(6)	16
Mineração Rio do Norte S.A.	(26)	—	(43)	327
MRS Logística S.A.	(343)	(4)	22	376
Samarco Mineração S.A.	(106)	(98)	(99)	458
Valesul Alumínio S.A.	(30)	—	(22)	55
Others	(14)	—	(5)	18

(a)	The amounts above correspond to totals presented in the financial statements of these companies on December 31, 2003 and not only to the portion included in the consolidated statements of CVRD.

(b)	The financial statements of Caemi are consolidated and include R$204 of minority interest.

CVRD	55

12- ATTACHMENT II - EQUITY INVESTEE INFORMATION

12.1- Aluminum Area - Albras (Adjusted and Unaudited)

Information		2003
		1Q	2Q	3Q	4Q	Total
Quantity sold - external market	MT (thousand)	99	102	107	110	418
Quantity sold - internal market	MT (thousand)	4	4	4	4	16

Quantity sold - total	MT (thousand)	103	106	111	114	434

Average sales price - external market	US$	1,336.40	1,324.49	1,365.02	1,417.96	1,362.28
Average sales price - internal market	US$	1,376.14	1,365.10	1,398.92	1,455.46	1,398.91
Average sales price - total	US$	1,337.98	1,326.07	1,366.25	1,419.37	1,363.68
Long-term indebtedness, gross	US$	451	400	387	337	337
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	451	400	387	337	337

Stockholders’ equity	R$	480	727	798	840	840

Net operating revenues	R$	480	424	446	468	1,818
Cost of products	R$	(285)	(271)	(274)	(292)	(1,122)
Other expenses/revenues	R$	(16)	(11)	(17)	(29)	(73)
Depreciation, amortization and depletion	R$	18	16	15	16	65

EBITDA	R$	197	158	170	163	688
Depreciation, amortization and depletion	R$	(18)	(16)	(15)	(16)	(65)

EBIT	R$	179	142	155	147	623
Impairment	R$	—	(12)	1	—	(11)
Net financial result	R$	64	176	(76)	(59)	105

Income (loss) before income tax and social contribution	R$	243	306	80	88	717
Income tax and social contribution	R$	(19)	(59)	(8)	(46)	(132)

Net income (loss)	R$	224	247	72	42	585

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002
		1Q	2Q	3Q	4Q	Total
Quantity sold - external market	MT (thousand)	84	108	101	100	393
Quantity sold - internal market	MT (thousand)	4	2	3	4	13

Quantity sold - total	MT (thousand)	88	110	104	104	406

Average sales price - external market	US$	1,318.33	1,409.42	1,288.20	1,304.79	1,304.70
Average sales price - internal market	US$	1,352.12	1,330.47	1,335.69	1,356.26	1,355.55
Average sales price - total	US$	1,319.81	1,332.13	1,289.68	1,306.47	1,306.38
Long-term indebtedness, gross	US$	524	507	499	466	466
Short-term indebtedness, gross	US$	73	49	20	20	20

Total indebtedness, gross	US$	597	556	519	486	486

Stockholders’ equity	R$	299	113	(209)	257	257

Net operating revenues	R$	274	366	414	490	1,544
Cost of products	R$	(171)	(224)	(249)	(288)	(932)
Other expenses/revenues	R$	(13)	(10)	(22)	(6)	(51)
Depreciation, amortization and depletion	R$	16	17	17	17	67

EBITDA	R$	106	149	160	213	628
Depreciation, amortization and depletion	R$	(16)	(17)	(17)	(17)	(67)

EBIT	R$	90	132	143	196	561
Impairment	R$	—	—	—	—	—
Net financial result	R$	(11)	(333)	(505)	176	(673)

Income (loss) before income tax and social contribution	R$	79	(201)	(362)	372	(112)
Income tax and social contribution	R$	(3)	14	40	88	139

Net income (loss)	R$	76	(187)	(322)	460	27

56	CVRD

12.2- Aluminum Area - Alunorte (Adjusted and Unaudited)

Information		2003
		1Q	2Q	3Q	4Q	Total
Quantity sold - external market	MT (thousand)	289	303	395	410	1,397
Quantity sold - internal market	MT (thousand)	201	234	236	207	878

Quantity sold - total	MT (thousand)	490	537	631	617	2,275

Average sales price - external market	US$	170.93	172.57	190.01	182.59	180.10
Average sales price - internal market	US$	173.60	175.13	178.71	184.00	177.83
Average sales price - total	US$	172.03	173.68	185.78	183.07	179.23
Long-term indebtedness, gross	US$	482	494	479	490	490
Short-term indebtedness, gross	US$	—	4	8	—	—

Total indebtedness, gross	US$	482	498	487	490	490

Stockholders’ equity	R$	546	698	789	832	832

Net operating revenues	R$	292	273	340	331	1,236
Cost of products	R$	(218)	(218)	(235)	(233)	(904)
Other expenses/revenues	R$	(6)	(6)	(13)	(4)	(29)
Depreciation, amortization and depletion	R$	15	19	17	19	70

EBITDA	R$	83	68	109	113	373
Depreciation, amortization and depletion	R$	(15)	(19)	(17)	(19)	(70)

EBIT	R$	68	49	92	94	303
Impairment	R$	—	—	—	—	—
Net financial result	R$	44	137	(62)	(41)	78

Income (loss) before income tax and social contribution	R$	112	186	30	53	381
Income tax and social contribution	R$	(10)	(35)	(7)	(9)	(61)

Net income (loss)	R$	102	151	23	44	320

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002
		1Q	2Q	3Q	4Q	Total
Quantity sold - external market	MT (thousand)	222	175	115	208	720
Quantity sold - internal market	MT (thousand)	205	235	233	199	872

Quantity sold - total	MT (thousand)	427	410	348	407	1,592

Average sales price - external market	US$	148.20	152.79	162.37	154.43	153.39
Average sales price - internal market	US$	175.94	175.38	173.97	169.51	173.79
Average sales price - total	US$	161.55	165.72	170.13	161.79	164.56
Long-term indebtedness, gross	US$	455	455	473	481	481
Short-term indebtedness, gross	US$	—	—	—	—	—

Total indebtedness, gross	US$	455	455	473	481	481

Stockholders’ equity	R$	574	452	226	445	445

Net operating revenues	R$	165	174	196	250	785
Cost of products	R$	(136)	(135)	(131)	(174)	(576)
Other expenses/revenues	R$	(7)	(4)	(4)	(7)	(22)
Depreciation, amortization and depletion	R$	13	13	13	13	52

EBITDA	R$	35	48	74	82	239
Depreciation, amortization and depletion	R$	(13)	(13)	(13)	(13)	(52)

EBIT	R$	22	35	61	69	187
Impairment	R$	—	—	—	—	—
Net financial result	R$	(11)	(198)	(374)	114	(469)

Income (loss) before income tax and social contribution	R$	11	(163)	(313)	183	(282)
Income tax and social contribution	R$	(1)	21	6	73	99

Net income (loss)	R$	10	(142)	(307)	256	(183)

CVRD	57

12.3- Aluminum Area — Aluvale (Adjusted and Unaudited)

Information		2003
		1Q	2Q	3Q	4Q	Total
Stockholders’ equity	R$	1,116	1,352	1,448	1,503	1,503

Net operating revenues	R$	7	4	6	7	24
Cost of products	R$	—	—	—	—	—
Other expenses/revenues	R$	(1)	(1)	(1)	(1)	(4)
Dividends received	R$	17	5	34	5	61

EBITDA	R$	23	8	39	11	81
Dividends received	R$	(17)	(5)	(34)	(5)	(61)

EBIT	R$	6	3	5	6	20
Impairment	R$	—	—	—	—	—
Result of equity investments	R$	211	241	93	48	593
Net financial result	R$	4	4	2	3	13

Income (loss) before income tax and social contribution	R$	221	248	100	57	626
Income tax and social contribution	R$	7	(2)	(3)	(2)	—

Net income (loss)	R$	228	246	97	55	626

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002
		1Q	2Q	3Q	4Q	Total
Stockholders’ equity	R$	891	752	448	917	917

Net operating revenues	R$	4	4	5	6	19
Cost of products	R$	—	—	—	—	—
Other expenses/revenues	R$	(1)	(1)	(1)	(10)	(13)
Dividends received	R$	29	28	23	23	103

EBITDA	R$	32	31	27	19	109
Dividends received	R$	(29)	(28)	(23)	(23)	(103)

EBIT	R$	3	3	4	(4)	6
Impairment	R$	—	—	—	—	—
Result of equity investments	R$	59	(147)	(304)	469	77
Net financial result	R$	5	5	1	2	13

Income (loss) before income tax and social contribution	R$	67	(139)	(299)	467	96
Income tax and social contribution	R$	(3)	(2)	(2)	(1)	(8)

Net income (loss)	R$	64	(141)	(301)	466	88

58	CVRD

12.4- Aluminum Area - MRN (Adjusted and Unaudited)

Information		2003
		1Q	2Q	3Q	4Q	Total
Quantity sold - external market	MT (thousand)	711	958	1,324	1,347	4,340
Quantity sold - internal market	MT (thousand)	1,485	2,554	2,725	3,016	9,780

Quantity sold - total	MT (thousand)	2,196	3,512	4,049	4,363	14,120

Average sales price - external market	US$	21.31	21.20	21.27	21.61	21.37
Average sales price - internal market	US$	18.24	18.15	18.21	18.50	18.29
Average sales price - total	US$	19.23	18.98	19.21	19.46	19.23
Long-term indebtedness, gross	US$	69	65	58	49	49
Short-term indebtedness, gross	US$	44	134	145	162	162

Total indebtedness, gross	US$	113	199	203	211	211

Stockholders’ equity	R$	732	807	826	796	796

Net operating revenues	R$	140	184	211	224	759
Cost of products	R$	(69)	(89)	(100)	(105)	(363)
Other expenses/revenues	R$	(5)	(3)	(5)	3	(10)
Depreciation, amortization and depletion	R$	15	18	21	24	78

EBITDA	R$	81	110	127	146	464

Depreciation, amortization and depletion	R$	(15)	(18)	(21)	(24)	(78)

EBIT	R$	66	92	106	122	386
Result of equity investments	R$	—	—	—	—	—
Impairment	R$	—	—	—	—	—
Net financial result	R$	—	(11)	(2)	(3)	(16)
Income (loss) before income tax and social contribution	R$	66	81	104	119	370
Income tax and social contribution	R$	(5)	(6)	(7)	(25)	(43)

Net income (loss)	R$	61	75	97	94	327

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002
		1Q	2Q	3Q	4Q	Total
Quantity sold - external market	MT (thousand)	485	790	740	601	2,616
Quantity sold - internal market	MT (thousand)	1,296	1,821	1,814	2,381	7,312

Quantity sold - total	MT (thousand)	1,781	2,611	2,554	2,982	9,928

Average sales price - external market	US$	20.56	19.09	19.21	21.42	19.93
Average sales price - internal market	US$	19.46	18.01	18.16	20.32	19.06
Average sales price - total	US$	19.76	18.34	18.46	20.54	18.95
Long-term indebtedness, gross	US$	96	90	78	76	76
Short-term indebtedness, gross	US$	14	19	23	29	29

Total indebtedness, gross	US$	110	109	101	105	105

Stockholders’ equity	R$	595	563	498	672	672

Net operating revenues	R$	76	111	147	204	538
Cost of products	R$	(40)	(61)	(73)	(78)	(252)
Other expenses/revenues	R$	(1)	(5)	(2)	(3)	(11)
Depreciation, amortization and depletion	R$	10	13	15	15	53

EBITDA	R$	45	58	87	138	328
Depreciation, amortization and depletion	R$	(10)	(13)	(15)	(15)	(53)

EBIT	R$	35	45	72	123	275
Result of equity investments	R$	(3)	(1)	—	2	(2)
Impairment	R$	—	—	—	17	17
Net financial result	R$	(2)	(32)	(74)	102	(6)

Income (loss) before income tax and social contribution	R$	30	12	(2)	244	284
Income tax and social contribution	R$	(7)	(4)	(5)	(26)	(42)

Net income (loss)	R$	23	8	(7)	218	242

CVRD	59

12.5- Aluminum Area – Valesul (Adjusted and Unaudited)

Information		2003
		1Q	2Q	3Q	4Q	Total
Quantity sold – external market	MT (thousand)	9	15	17	17	58
Quantity sold – internal market	MT (thousand)	10	9	9	12	40

Quantity sold – total	MT (thousand)	19	24	26	29	98

Average sales price – external market	US$	1,505.49	1,516.01	1,518.30	1,570.41	1,530.99
Average sales price – internal market	US$	1,933.02	1,970.53	1,974.21	1,957.43	1,958.05
Average sales price – total	US$	1,730.60	1,685.83	1,668.32	1,731.60	1,703.41
Long-term indebtedness, gross	US$	1	1	1	1	1
Short-term indebtedness, gross	US$	1	1	1	1	1

Total indebtedness, gross	US$	2	2	2	2	2

Stockholders’ equity	R$	288	273	286	266	266

Net operating revenues	R$	108	112	121	137	478
Cost of products	R$	(69)	(89)	(99)	(114)	(371)
Other expenses/revenues	R$	(7)	(15)	(4)	(5)	(31)
Depreciation, amortization and depletion	R$	3	6	4	4	17

EBITDA	R$	35	14	22	22	93
Depreciation, amortization and depletion	R$	(3)	(6)	(4)	(4)	(17)

EBIT	R$	32	8	18	18	76
Impairment	R$	–	–	–	–	–
Net financial result	R$	–	–	1	–	1

Income before income tax and social contribution	R$	32	8	19	18	77
Income tax and social contribution	R$	(5)	(5)	(6)	(6)	(22)

Net income	R$	27	3	13	12	55

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002
		1Q	2Q	3Q	4Q	Total
Quantity sold – external market	MT (thousand)	9	12	8	13	42
Quantity sold – internal market	MT (thousand)	12	12	10	14	48

Quantity sold – total	MT (thousand)	21	24	18	27	90

Average sales price – external market	US$	1,467.44	1,481.49	1,485.09	1,413.67	1,459.01

Average sales price – internal market	US$	1,906.21	1,865.52	1,779.65	1,801.29	1,837.32
Average sales price – total	US$	1,720.97	1,663.20	1,654.96	1,618.98	1,661.77
Long-term indebtedness, gross	US$	2	1	1	1	1
Short-term indebtedness, gross	US$	1	1	–	1	1

Total indebtedness, gross	US$	3	2	1	2	2

Stockholders’ equity	R$	231	246	266	261	261

Net operating revenues	R$	78	93	94	146	411
Cost of products	R$	(64)	(72)	(62)	(87)	(285)
Other expenses/revenues	R$	(3)	(1)	(7)	(14)	(25)
Depreciation, amortization and depletion	R$	3	4	3	3	13

EBITDA	R$	14	24	28	48	114
Depreciation, amortization and depletion	R$	(3)	(4)	(3)	(3)	(13)

EBIT	R$	11	20	25	45	101
Impairment	R$	–	–	–	–	–
Net financial result	R$	(1)	1	(1)	(2)	(3)

Income before income tax and social contribution	R$	10	21	24	43	98
Income tax and social contribution	R$	(4)	(6)	(4)	(6)	(20)

Net income	R$	6	15	20	37	78

60	CVRD

12.6- Pellets Area – Hispanobras (Adjusted and Unaudited)

Information		2003
		1Q	2Q	3Q	4Q	Total
Quantity sold - external market	MT (thousand)	268	625	94	386	1,373
Quantity sold - internal market	MT (thousand)	637	265	730	580	2,212

Quantity sold - total	MT (thousand)	905	890	824	966	3,585

Average sales price - external market	US$	29.54	33.75	32.62	33.06	32.66
Average sales price - internal market	US$	29.95	38.90	32.56	33.13	32.72
Average sales price - total	US$	29.75	36.33	32.59	33.10	32.94

Stockholders’ equity	R$	91	97	98	93	93

Net operating revenues	R$	94	93	79	91	357
Cost of products	R$	(81)	(85)	(64)	(97)	(327)
Other expenses/income	R$	(2)	7	(11)	7	1
Depreciation, amortization and depletion	R$	2	2	2	3	9

EBITDA	R$	13	17	6	4	40
Depreciation, amortization and depletion	R$	(2)	(2)	(2)	(3)	(9)

EBIT	R$	11	15	4	1	31
Impairment	R$	—	—	—	—	—
Net financial result	R$	(4)	(7)	—	1	(10)

Income before income tax and social contribution	R$	7	8	4	2	21
Income tax and social contribution	R$	(3)	—	(2)	1	(4)

Net income	R$	4	8	2	3	17

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002
		1Q	2Q	3Q	4Q	Total
Quantity sold - external market	MT (thousand)	487	356	165	313	1,321
Quantity sold - internal market	MT (thousand)	420	480	520	826	2,246

Quantity sold - total	MT (thousand)	907	836	685	1,139	3,567

Average sales price - external market	US$	31.33	31.49	31.39	24.28	29.71
Average sales price - internal market	US$	31.43	31.63	32.28	27.31	30.15
Average sales price - total	US$	31.38	31.56	32.07	25.80	29.77

Stockholders’ equity	R$	85	86	94	86	86

Net operating revenues	R$	67	59	67	126	319
Cost of products	R$	(58)	(56)	(57)	(106)	(277)
Other expenses/income	R$	(2)	(6)	(3)	(3)	(14)
Depreciation, amortization and depletion	R$	2	2	2	2	8

EBITDA	R$	9	(1)	9	19	36
Depreciation, amortization and depletion	R$	(2)	(2)	(2)	(2)	(8)

EBIT	R$	7	(3)	7	17	28
Impairment	R$	—	—	—	—	—
Net financial result	R$	1	6	8	(3)	12

Income before income tax and social contribution	R$	8	3	15	14	40
Income tax and social contribution	R$	(3)	(1)	(5)	(5)	(14)

Net income	R$	5	2	10	9	26

CVRD	61

12.7- Pellets Area – Itabrasco (Adjusted and Unaudited)

Information		2003
		1Q	2Q	3Q	4Q	Total
Quantity sold – external market	MT (thousand)	306	778	838	700	2,622
Quantity sold – internal market	MT (thousand)	507	65	–	81	653

Quantity sold – total	MT (thousand)	813	843	838	781	3,275

Average sales price – external market	US$	29.97	33.53	32.96	32.97	32.78
Average sales price – internal market	US$	29.20	55.87	–	33.20	32.35
Average sales price – total	US$	29.54	35.25	32.96	33.00	32.71
Short-term indebtedness, gross	US$	5	–	–	1	1

Total indebtedness, gross	US$	5	–	–	1	1

Stockholders’ equity	R$	59	65	69	65	65

Net operating revenues	R$	85	91	80	74	330
Cost of products	R$	(73)	(76)	(73)	(69)	(291)
Other expenses/revenues	R$	(2)	(1)	(2)	(4)	(9)
Depreciation, amortization and depletion	R$	–	–	–	–	–

EBITDA	R$	10	14	5	1	30

Depreciation, amortization and depletion	R$	–	–	–	–	–
EBIT	R$	10	14	5	1	30

Impairment	R$	–	–	–	–	–
Net financial result	R$	(4)	(5)	2	1	(6)

Income before income tax and social contribution	R$	6	9	7	2	24
Income tax and social contribution	R$	(3)	(3)	(3)	–	(9)

Net income	R$	3	6	4	2	15

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002
		1Q	2Q	3Q	4Q	Total
Quantity sold – external market	MT (thousand)	644	533	572	431	2,180
Quantity sold – internal market	MT (thousand)	233	169	243	482	1,127

Quantity sold – total	MT (thousand)	877	702	815	913	3,307

Average sales price – external market	US$	31.16	28.46	29.96	30.01	29.71
Average sales price – internal market	US$	31.90	27.79	30.33	30.60	29.13
Average sales price – total	US$	31.35	28.30	30.06	30.18	29.51
Short-term indebtedness, gross	US$	18	17	16	–	–

Total indebtedness, gross	US$	18	17	16	–	-

Stockholders’ equity	R$	60	66	78	56	56

Net operating revenues	R$	66	50	80	94	290
Cost of products	R$	(57)	(48)	(67)	(89)	(261)
Other expenses/revenues	R$	(4)	(2)	(6)	4	(8)
Depreciation, amortization and depletion	R$	–	–	–	–	–

EBITDA	R$	5	–	7	9	21
Depreciation, amortization and depletion	R$	–	–	–	–	–

EBIT	R$	5	–	7	9	21
Impairment	R$	–	–	–	–	–
Net financial result	R$	(1)	9	13	(5)	16

Income before income tax and social contribution	R$	4	9	20	4	37
Income tax and social contribution	R$	(2)	(4)	(8)	2	(12)

Net income	R$	2	5	12	6	25

62	CVRD

12.8- Pellets Area – Kobrasco (Adjusted and Unaudited)

Information		2003
		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	453	667	800	722	2,642
Quantity sold — internal market	MT (thousand)	681	461	200	360	1,702

Quantity sold — total	MT (thousand)	1,134	1,128	1,000	1,082	4,344

Average sales price — external market	US$	29.89	29.98	33.57	32.04	31.61
Average sales price — internal market	US$	30.72	30.90	38.68	33.33	32.26
Average sales price — total	US$	30.39	30.35	34.59	32.47	31.86
Long-term indebtedness, gross	US$	124	102	102	96	96

Total indebtedness, gross	US$	124	102	102	96	96

Stockholders’ equity	R$	(89)	(54)	(49)	6	6

Net operating revenues	R$	117	102	102	102	423
Cost of products	R$	(95)	(89)	(82)	(90)	(356)
Other expenses/revenues	R$	(8)	(6)	(3)	7	(10)
Depreciation, amortization and depletion	R$	2	2	2	2	8

EBITDA	R$	16	9	19	21	65
Depreciation, amortization and depletion	R$	(2)	(2)	(2)	(2)	(8)

EBIT	R$	14	7	17	19	57
Impairment	R$	—	—	—	76	76
Result of equity investments	R$	—	—	—	—	—
Net financial result	R$	18	50	(8)	(56)	4

Income (loss) before income tax and social contribution	R$	32	57	9	39	137
Income tax and social contribution	R$	(14)	(21)	(4)	16	(23)

Net income (loss)	R$	18	36	5	55	114

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002
		1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	436	534	850	1,074	2,894
Quantity sold — internal market	MT (thousand)	420	478	—	242	1,140

Quantity sold — total	MT (thousand)	856	1,012	850	1,316	4,034

Average sales price — external market	US$	31.31	29.34	29.47	29.89	29.88
Average sales price — internal market	US$	32.08	29.24	—	30.32	30.51
Average sales price — total	US$	31.69	29.30	29.47	29.97	30.09
Long-term indebtedness, gross	US$	150	143	147	114	114

Total indebtedness, gross	US$	150	143	147	114	114

Stockholders’ equity	R$	17	(33)	(125)	(107)	(107)

Net operating revenues	R$	64	72	74	143	353
Cost of products	R$	(50)	(67)	(60)	(112)	(289)
Other expenses/revenues	R$	(4)	(2)	(7)	(29)	(42)
Depreciation, amortization and depletion	R$	2	2	2	2	8

EBITDA	R$	12	5	9	4	30
Depreciation, amortization and depletion	R$	(2)	(2)	(2)	(2)	(8)

EBIT	R$	10	3	7	2	22
Impairment	R$	—	—	—	—	—
Result of equity investments	R$	—	1	2	(3)	—
Net financial result	R$	(4)	(78)	(147)	45	(184)

Income (loss) before income tax and social contribution	R$	6	(74)	(138)	44	(162)
Income tax and social contribution	R$	(3)	25	46	(27)	41

Net income (loss)	R$	3	(49)	(92)	17	(121)

CVRD	63

12.9- Pellets Area – Nibrasco (Adjusted and Unaudited

Information		2003
		1Q	2Q	3Q	4Q	Total
Quantity sold - external market	MT (thousand)	469	513	509	761	2,252
Quantity sold - internal market - CVRD	MT (thousand)	1,303	1,180	1,085	874	4,442
Quantity sold - internal market - Others	MT (thousand)	28	26	32	33	119

Quantity sold - total	MT (thousand)	1,800	1,719	1,626	1,668	6,813

Average sales price - external market	US$	28.76	27.69	32.96	32.41	30.70
Average sales price - internal market	US$	27.38	28.23	34.18	30.44	29.87
Average sales price - total	US$	27.75	28.07	33.79	31.35	30.14
Long-term indebtedness, gross	US$	1	—	—	—	—
Short-term indebtedness, gross	US$	2	2	2	1	1

Total indebtedness, gross	US$	3	2	2	1	1

Stockholders’ equity	R$	87	82	99	101	101

Net operating revenues	R$	175	147	174	166	662
Cost of products	R$	(167)	(153)	(156)	(156)	(632)
Other expenses/revenues	R$	(2)	(2)	(1)	(2)	(7)
Depreciation, amortization and depletion	R$	4	4	3	4	15

EBITDA	R$	10	(4)	20	12	38
Depreciation, amortization and depletion	R$	(4)	(4)	(3)	(4)	(15)

EBIT	R$	6	(8)	17	8	23
Impairment	R$	—	—	2	—	2
Net financial result	R$	1	2	(5)	(1)	(3)

Income (loss) before income tax and social contribution	R$	7	(6)	14	7	22
Income tax and social contribution	R$	(4)	—	2	(3)	(5)

Net income (loss)	R$	3	(6)	16	4	17

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002
		1Q	2Q	3Q	4Q	Total
Quantity sold - external market	MT (thousand)	407	686	290	783	2,166
Quantity sold - internal market - CVRD	MT (thousand)	584	1,544	1,520	1,301	4,949
Quantity sold - internal market - Others	MT (thousand)	9	27	32	32	100

Quantity sold - total	MT (thousand)	1,000	2,257	1,842	2,116	7,215

Average sales price - external market	US$	30.25	30.88	27.39	28.95	29.60
Average sales price - internal market	US$	30.49	31.58	25.69	28.25	28.77
Average sales price - total	US$	30.39	31.36	25.96	28.52	29.01
Long-term indebtedness, gross	US$	4	2	2	1	1
Short-term indebtedness, gross	US$	2	2	2	2	2

Total indebtedness, gross	US$	6	4	4	3	3

Stockholders’ equity	R$	79	84	88	102	102

Net operating revenues	R$	71	164	162	220	617
Cost of products	R$	(70)	(144)	(148)	(191)	(553)
Other expenses/revenues	R$	(2)	(5)	(4)	(8)	(19)
Depreciation, amortization and depletion	R$	4	4	4	4	16

EBITDA	R$	3	19	14	25	61
Depreciation, amortization and depletion	R$	(4)	(4)	(4)	(4)	(16)

EBIT	R$	(1)	15	10	21	45
Impairment	R$	—	—	—	—	—
Net financial result	R$	(2)	(4)	(2)	1	(7)

Income (loss) before income tax and social contribution	R$	(3)	11	8	22	38
Income tax and social contribution	R$	—	(5)	(4)	(9)	(18)

Net income (loss)	R$	(3)	6	4	13	20

64	CVRD

12.10- Pellets Area – Samarco (Adjusted and Unaudited)

Information		2003
		1Q	2Q	3Q	4Q	Total
Quantity sold — pellets	MT (thousand)	3,338	3,339	3,359	3,454	13,490
Quantity sold — iron ore	MT (thousand)	650	938	569	319	2,476

Quantity sold — total	MT (thousand)	3,988	4,277	3,928	3,773	15,966

Average sales price — pellets	US$	29.78	35.03	35.47	35.85	34.05
Average sales price — iron ore	US$	16.39	16.57	17.56	14.36	16.47
Average sales price — total	US$	27.59	30.98	32.88	34.03	31.32
Long-term indebtedness, gross	US$	56	50	38	25	25
Short-term indebtedness, gross	US$	123	138	136	167	167

Total indebtedness, gross	US$	179	188	174	192	192

Stockholders’ equity	R$	627	641	658	583	583

Net operating revenues	R$	361	371	348	343	1,423
Cost of products	R$	(163)	(166)	(163)	(170)	(662)
Other expenses	R$	(11)	(48)	(33)	(25)	(117)
Depreciation, amortization and depletion	R$	10	11	11	12	44

EBITDA	R$	197	168	163	160	688
Depreciation, amortization and depletion	R$	(10)	(11)	(11)	(12)	(44)

EBIT	R$	187	157	152	148	644
Impairment	R$	—	(37)	—	(72)	(109)
Result of equity investments	R$	(3)	18	(8)	11	18
Net financial result	R$	—	25	(14)	(7)	4

Income (loss) before income tax and social contribution	R$	184	163	130	80	557
Income tax and social contribution	R$	(44)	(20)	(24)	(11)	(99)

Net income (loss)	R$	140	143	106	69	458

[Additional columns below]

[Continued from above table, first column(s) repeated]

Information		2002
		1Q	2Q	3Q	4Q	Total
Quantity sold — pellets	MT (thousand)	2,629	2,886	3,275	3,370	12,160
Quantity sold — iron ore	MT (thousand)	672	550	596	464	2,282

Quantity sold — total	MT (thousand)	3,301	3,436	3,871	3,834	14,442

Average sales price — pellets	US$	32.03	31.42	30.13	31.27	31.16
Average sales price — iron ore	US$	14.59	14.95	15.81	14.30	14.94
Average sales price — total	US$	28.48	28.78	27.93	29.22	28.60
Long-term indebtedness, gross	US$	93	87	76	67	67
Short-term indebtedness, gross	US$	169	181	170	142	142

Total indebtedness, gross	US$	262	268	246	209	209

Stockholders’ equity	R$	510	418	344	494	494

Net operating revenues	R$	213	239	311	398	1,161
Cost of products	R$	(109)	(115)	(138)	(145)	(507)
Other expenses	R$	(20)	(29)	(45)	(21)	(115)
Depreciation, amortization and depletion	R$	8	9	9	9	35

EBITDA	R$	92	104	137	241	574
Depreciation, amortization and depletion	R$	(8)	(9)	(9)	(9)	(35)

EBIT	R$	84	95	128	232	539
Impairment	R$	—	—	—	—	—
Result of equity investments	R$	2	(12)	(42)	17	(35)
Net financial result	R$	(15)	(95)	(163)	27	(246)

Income (loss) before income tax and social contribution	R$	71	(12)	(77)	276	258
Income tax and social contribution	R$	(13)	(7)	4	(42)	(58)

Net income (loss)	R$	58	(19)	(73)	234	200

CVRD	65

12.11- Pellets Area – GIIC (Adjusted and Unaudited)

		2003					2002
Information		1Q (*)	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	ton (thousands)	772	1,178	900	1,089	3,939	823	676	643	932	3,074

Quantity sold — total	ton (thousands)	772	1,178	900	1,089	3,939	823	676	643	932	3,074

Average sales price — external market	US$	41.00	43.30	41.18	43.11	42.31	41.76	40.30	41.55	40.40	40.98
Average sales price — total	US$	41.00	43.30	41.18	43.11	42.31	41.76	40.30	41.55	40.40	40.98
Long-term indebtedness, gross	US$	35	35	30	25	25	40	40	40	35	35

Total indebtedness, gross	US$	35	35	30	25	25	40	40	40	35	35

Stockholders’ equity	R$	226	242	218	233	233	154	193	272	257	257

Net operating revenues	R$	112	152	126	142	532	83	67	81	140	371
Cost of products	R$	(87)	(116)	(97)	(111)	(411)	(64)	(57)	(69)	(103)	(293)
Other expenses	R$	(10)	(6)	(18)	(17)	(51)	(7)	(10)	(6)	(26)	(49)
Depreciation, amortization and depletion	R$	3	—	3	3	9	2	2	6	7	17

EBITDA	R$	18	30	14	17	79	14	2	12	18	46
Depreciation, amortization and depletion	R$	(3)	—	(3)	(3)	(9)	(2)	(2)	(6)	(7)	(17)

EBIT	R$	15	30	11	14	70	12	—	6	11	29
Gain/loss in translation of currency	R$	(1)	(9)	8	1	(1)	(3)	6	2	2	7

Net income	R$	14	21	19	15	69	9	6	8	13	36

(*) Refers to the statements up to February 2003.

66	CVRD

12.12- Pellets Area – Ferteco (Adjusted and Unaudited)

		2003					2002
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market — iron ore	MT (thousand)	3,503	2,917	1,417	—	7,837	2,020	2,713	2,769	2,142	9,644
Quantity sold — internal market — iron ore	MT (thousand)	1,376	1,509	1,433	—	4,318	512	832	1,594	1,146	4,084

Quantity sold — total — iron ore	MT (thousand)	4,879	4,426	2,850	—	12,155	2,532	3,545	4,363	3,288	13,728

Quantity sold — external market — pellets	MT (thousand)	358	514	393	—	1,265	448	736	554	645	2,383
Quantity sold — internal market — pellets	MT (thousand)	498	661	364	—	1,523	277	498	703	697	2,175

Quantity sold — total — pellets	MT (thousand)	856	1,175	757	—	2,788	725	1,234	1,257	1,342	4,558

Average sales price — external market — iron ore	US$	16.29	18.82	19.38	—	17.79	16.53	17.32	16.38	16.56	16.76
Average sales price — internal market — iron ore	US$	7.73	8.69	7.96	—	8.14	3.71	6.20	6.47	5.42	6.02
Average sales price — total — iron ore	US$	13.87	13.67	13.64	—	13.74	14.59	14.70	12.66	12.68	13.46
Average sales price — external market — pellets	US$	28.51	31.05	31.85	—	30.58	28.08	29.68	26.78	28.73	28.45
Average sales price — internal market — pellets	US$	30.40	32.42	33.05	—	31.91	19.02	23.15	23.38	19.73	21.60
Average sales price — total — pellets	US$	29.62	31.82	32.42	—	31.31	26.63	27.05	24.88	24.06	25.18
Long-term indebtedness, gross	US$	82	78	78	—	78	94	88	74	82	82
Short-term indebtedness, gross	US$	10	—	—	—	—	55	58	52	23	23

Total indebtedness, gross	US$	92	78	78	—	78	149	146	126	105	105

Stockholders’ equity	R$	708	807	850	—	850	215	544	568	619	619

Net operating revenues	R$	311	299	185	—	795	127	195	302	293	917
Cost of products	R$	(181)	(150)	(111)	—	(442)	(70)	(128)	(187)	(141)	(526)
Other expenses	R$	(23)	(25)	(26)	—	(74)	(13)	(29)	(15)	(100)	(157)
Depreciation, amortization and depletion	R$	25	26	17	—	68	7	25	23	24	79

EBITDA	R$	132	150	65	—	347	51	63	123	76	313
Depreciation, amortization and depletion	R$	(25)	(26)	(17)	—	(68)	(7)	(25)	(23)	(24)	(79)

EBIT	R$	107	124	48	—	279	44	38	100	52	234
Impairment	R$	—	—	1	—	1	—	—	—	—	—
Result of equity investments	R$	4	9	12	—	25	—	(29)	(20)	22	(27)
Net financial result	R$	(9)	7	5	—	3	(5)	(44)	(59)	7	(101)

Income (loss) before income tax and social contribution	R$	102	140	66	—	308	39	(35)	21	81	106
Income tax and social contribution	R$	(13)	(29)	(23)	—	(65)	(11)	24	3	(31)	(15)

Net income (loss)	R$	89	111	43	—	243	28	(11)	24	50	91

Ferteco was merged on 08/29/03.

CVRD	67

12.13- Manganese and Ferrolloys Area – RDM (Adjusted and Unaudited)

		2003					2002
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market — ferroalloys	MT (thousand)	30	40	47	51	168	23	39	63	35	160
Quantity sold — internal market — ferroalloys	MT (thousand)	37	38	43	46	164	37	39	41	50	167

Quantity sold — total	MT (thousand)	67	78	90	97	332	60	78	104	85	327

Quantity sold — external market — manganese	MT (thousand)	147	306	261	294	1,008	243	212	181	192	828
Quantity sold — internal market — manganese	MT (thousand)	94	76	83	76	329	15	35	58	90	198

Quantity sold — total	MT (thousand)	241	382	344	370	1,337	258	247	239	282	1,026

Average sales price — external market — ferroalloys	US$	573.88	549.79	534.97	621.32	571.66	525.00	384.64	483.67	548.54	479.65
Average sales price — internal market — ferroalloys	US$	505.02	664.75	607.37	623.79	602.18	519.19	506.79	379.56	339.76	428.31
Average sales price — total	US$	536.68	606.47	569.57	622.52	587.07	521.43	445.72	442.63	425.73	453.43
Average sales price — external market — manganese	US$	46.71	42.17	43.96	43.14	43.58	52.49	44.38	44.91	46.96	46.96
Average sales price — internal market — manganese	US$	36.35	46.00	50.48	43.29	43.75	68.27	58.11	50.97	46.47	46.47
Average sales price — total	US$	42.65	42.93	45.52	43.17	43.61	53.40	46.32	46.38	45.86	46.86
Long-term indebtedness, gross	US$	20	39	39	19	19	21	18	20	22	22
Short-term indebtedness, gross	US$	37	25	18	42	42	30	28	25	36	36

Total indebtedness, gross	US$	57	64	57	61	61	51	46	45	58	58

Stockholders’ equity	R$	310	336	365	619	619	245	262	307	293	293

Net operating revenues	R$	142	171	177	197	687	96	106	168	153	523
Cost of products	R$	(84)	(93)	(112)	(134)	(423)	(51)	(69)	(101)	(86)	(307)
Other expenses/revenues	R$	(23)	(27)	(28)	(50)	(128)	(9)	(6)	(18)	(56)	(89)
Depreciation, amortization and depletion	R$	5	6	6	2	19	3	3	5	4	15

EBITDA	R$	40	57	43	15	155	39	34	54	15	142
Depreciation, amortization and depletion	R$	(5)	(6)	(6)	(2)	(19)	(3)	(3)	(5)	(4)	(15)

EBIT	R$	35	51	37	13	136	36	31	49	11	127
Impairment	R$	—	—	—	(46)	(46)	—	—	—	—	—
Sale of investment	R$	—	—	—	174	174	—	—	—	—	—
Net financial result	R$	(11)	(19)	(6)	(1)	(37)	(1)	(4)	13	(34)	(26)

Income (loss) before income tax and social contribution	R$	24	32	31	140	227	35	27	62	(23)	101
Income tax and social contribution	R$	(6)	(7)	(2)	34	19	(2)	(4)	(16)	3	(19)

Net income (loss)	R$	18	25	29	174	246	33	23	46	(20)	82

68	CVRD

12.14- Manganese and Ferrolloys Area – Urucum (Adjusted and Unaudited)

		2003					2002
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold-external market-iron ore	MT (thousand)	238	174	214	261	887	220	226	197	118	761
Quantity sold-internal market-iron ore	MT (thousand)	7	—	3	—	10	13	5	1	2	21

Quantity sold-total	MT (thousand)	245	174	217	261	897	233	231	198	120	782

Quantity sold-external market-manganese	MT (thousand)	18	43	52	30	143	4	37	25	25	91
Quantity sold-internal market-manganese	MT (thousand)	46	66	55	82	249	87	45	53	74	259

Quantity sold-total	MT (thousand)	64	109	107	112	392	91	82	78	99	350

Quantity sold-external market-ferroalloys	MT (thousand)	5	3	8	4	20	3	6	3	4	16
Quantity sold-internal market-ferroalloys	MT (thousand)	—	—	—	1	1	—	1	—	—	1

Quantity sold-total	MT (thousand)	5	3	8	5	21	3	7	3	4	17

Average sales price-external market-iron ore	US$	13.70	15.03	15.86	14.99	14.86	13.92	15.11	14.36	13.77	14.36
Average sales price-internal market-iron ore	US$	3.26	—	2.21	—	2.95	4.26	4.21	4.13	3.10	4.11
Average sales price-total	US$	13.43	15.03	15.67	14.99	14.74	13.38	14.88	14.31	13.56	14.09
Average sales price-external market-manganese	US$	36.35	35.81	38.95	37.07	37.28	41.06	36.58	46.16	46.54	42.13
Average sales price-internal market-manganese	US$	32.91	38.10	42.22	42.84	39.61	47.20	47.42	38.15	32.36	41.19
Average sales price-total	US$	33.87	37.18	40.66	41.30	38.77	47.00	42.52	40.76	35.89	41.43
Average sales price-external market-ferroalloys	US$	509.35	503.55	483.38	483.45	492.91	456.32	457.11	452.09	485.44	462.15
Average sales price-internal market-ferroalloys	US$	—	—	—	388.80	388.80	—	232.48	—	—	232.48
Average sales price-total	US$	509.35	503.55	483.38	470.78	489.44	456.32	445.98	452.09	485.44	457.60
Short-term indebtedness, gross	US$	—	5	5	8	8	—	—	—	—	—

Total indebtedness, gross	US$	—	5	5	8	8	—	—	—	—	—

Stockholders’ equity	R$	76	47	53	57	57	53	65	70	69	69

Net operating revenues	R$	27	23	31	29	110	19	24	21	24	88
Cost of products	R$	(11)	(10)	(18)	(14)	(53)	(9)	(10)	(9)	(9)	(37)
Other expenses/revenues	R$	(5)	1	(5)	(11)	(20)	—	(3)	(1)	(8)	(12)
Depreciation, amortization and depletion	R$	1	1	1	2	5	1	1	1	—	3

EBITDA	R$	12	15	9	6	42	11	12	12	7	42
Depreciation, amortization and depletion	R$	(1)	(1)	(1)	(2)	(5)	(1)	(1)	(1)	—	(3)

EBIT	R$	11	14	8	4	37	10	11	11	7	39
Impairment	R$	—	—	—	—	—	—	—	—	(5)	(5)
Net financial result	R$	(1)	(7)	—	2	(6)	—	2	5	(4)	3

Income before income tax and social contribution	R$	10	7	8	6	31	10	13	16	(2)	37
Income tax and social contribution	R$	(3)	—	(4)	—	(7)	(1)	(2)	(10)	—	(13)

Net income	R$	7	7	4	6	24	9	11	6	(2)	24

69	CVRD

12.15- Manganese and Ferrolloys Area – RDME (Adjusted and Unaudited)

		2003					2002
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market — Sinter	Ton (thousands)	34	82	23	30	169	33	52	73	51	209

Quantity sold-total	Ton (thousands)	34	82	23	30	169	33	52	73	51	209

Quantity sold — external market — Manganese	Ton (thousands)	31	64	51	51	197	21	17	19	12	69

Quantity sold-total	Ton (thousands)	31	64	51	51	197	21	17	19	12	69

Quantity sold — external market — Ferroalloys	Ton (thousands)	43	36	40	53	172	37	35	45	45	162

Quantity sold-total	Ton (thousands)	43	36	40	53	172	37	35	45	45	162

Average sales price — external market — Sinter	US$	277.53	109.90	107.70	101.00	141.75	136.50	129.60	117.30	116.10	123.10
Average sales price-total	US$	277.53	109.90	107.70	101.00	141.75	136.50	129.60	117.30	116.10	123.10
Average sales price — external market — Manganese	US$	105.80	75.30	83.70	81.70	83.93	93.90	97.90	98.90	87.90	95.22
Average sales price-total	US$	105.80	75.30	83.70	81.70	83.93	93.90	97.90	98.90	87.90	95.22
Average sales price — external market — Ferroalloys	US$	609.70	583.90	546.70	572.80	578.28	553.50	534.10	537.30	578.90	551.86
Average sales price-total	US$	609.70	583.90	546.70	572.80	578.28	553.50	534.10	537.30	578.90	551.86
Long-term indebtedness, gross	US$	2	2	5	4	4	5	5	2	2	2

Total indebtedness, gross	US$	2	2	5	4	4	5	5	2	2	2

Stockholders’ equity	R$	197	174	183	187	187	92	113	154	140	140

Net operating revenues	R$	110	109	93	124	436	82	82	107	102	373
Cost of products	R$	(100)	(100)	(84)	(111)	(395)	(76)	(79)	(99)	(92)	(346)
Other expenses/revenues	R$	(10)	(4)	(3)	(7)	(24)	(3)	(2)	(2)	(2)	(9)
Depreciation, amortization and depletion	R$	4	4	4	5	17	3	2	3	5	13

EBITDA	R$	4	9	10	11	34	6	3	9	13	31
Depreciation, amortization and depletion	R$	(4)	(4)	(4)	(5)	(17)	(3)	(2)	(3)	(5)	(13)

EBIT	R$	—	5	6	6	17	3	1	6	8	18
Gain/loss in translation of currency	R$	—	—	—	—	—	1	—	1	2	4
Net financial result	R$	1	—	1	(1)	1	(1)	(1)	—	—	(2)

Net income (loss)	R$	1	5	7	5	18	3	—	7	10	20

CVRD

12.16- Steel Area – CST (Adjusted and Unaudited)

		2003					2002
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	1,013	964	902	802	3,681	1,127	1,309	1,098	1,102	4,636
Quantity sold — internal market	MT (thousand)	2	1	2	2	7	9	2	2	2	15

Quantity sold — total	MT (thousand)	1,015	965	904	804	3,688	1,136	1,311	1,100	1,104	4,651

Average sales price — external market	US$	229.78	238.69	244.16	235.70	236.93	154.22	169.23	216.45	233.71	192.09
Average sales price — internal market	US$	219.12	255.89	253.93	256.56	245.02	154.76	149.24	155.97	152.51	153.89
Average sales price — total	US$	229.76	238.71	244.18	235.75	236.94	154.22	169.20	216.34	233.56	191.97
Long-term indebtedness, gross	US$	619	628	635	619	619	752	741	605	598	598
Short-term indebtedness, gross	US$	168	148	150	143	143	282	265	221	245	245

Total indebtedness, gross	US$	787	776	785	762	762	1,034	1,006	826	843	843

Stockholders’ equity	R$	3,200	3,223	3,416	3,532	3,532	2,845	2,715	2,620	2,914	2,914

Net operating revenues	R$	993	921	951	870	3,735	440	582	802	1,017	2,841
Cost of products	R$	(601)	(605)	(573)	(611)	(2,390)	(411)	(486)	(452)	(548)	(1,897)
Other expenses/revenues	R$	(51)	(80)	(67)	(116)	(314)	(33)	(50)	(45)	(67)	(195)
Depreciation, amortization and depletion	R$	65	81	71	78	295	68	84	61	64	277

EBITDA	R$	406	317	382	221	1,326	64	130	366	466	1,026
Depreciation, amortization and depletion	R$	(65)	(81)	(71)	(78)	(295)	(68)	(84)	(61)	(64)	(277)
EBIT	R$	341	236	311	143	1,031	(4)	46	305	402	749
Net financial result	R$	53	164	(60)	15	172	(17)	(248)	(448)	127	(586)

Income (loss) before income tax and social contribution	R$	394	400	251	158	1,203	(21)	(202)	(143)	529	163
Income tax and social contribution	R$	(107)	(67)	(59)	133	(100)	11	72	96	(140)	39

Net income (loss)	R$	287	333	192	291	1,103	(10)	(130)	(47)	389	202

CVRD

12.17- Steel Area – CSI (Adjusted and Unaudited)

		2003					2002
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	MT (thousand)	442	447	507	489	1,885	475	537	508	494	2,014

Quantity sold — total	MT (thousand)	442	447	507	489	1,885	475	537	508	494	2,014

Average sales price — external market	US$	445.80	401.96	374.08	389.72	401.57	328.65	384.64	382.38	428.79	381.69
Average sales price — total	US$	445.80	401.96	374.08	389.72	401.57	328.65	384.64	382.38	428.79	381.69

Stockholders’ equity	R$	827	708	695	628	628	539	660	924	873	873

Net operating revenues	R$	694	542	561	556	2,353	375	471	611	781	2,238
Cost of products	R$	(652)	(535)	(573)	(534)	(2,294)	(360)	(413)	(521)	(681)	(1,975)
Other expenses/revenues	R$	—	1	—	(1)	—	1	—	—	—	1
Depreciation, amortization and depletion	R$	25	23	21	20	89	18	18	22	25	83

EBITDA	R$	67	31	9	41	148	34	76	112	125	347
Depreciation, amortization and depletion	R$	(25)	(23)	(21)	(20)	(89)	(18)	(18)	(22)	(25)	(83)

EBIT	R$	42	8	(12)	21	59	16	58	90	100	264
Result of equity investments	R$	1	1	1	2	5	(1)	(1)	—	3	1
Gain/loss in translation currency	R$	(1)	(3)	—	—	(4)	—	5	23	(11)	17
Net financial result	R$	(12)	(10)	(9)	(10)	(41)	(8)	(9)	(29)	(43)	(89)

Income (loss) before income tax and social contribution	R$	30	(4)	(20)	13	19	7	53	84	49	193
Income tax and social contribution	R$	(12)	1	9	(5)	(7)	(2)	(19)	(25)	(24)	(70)

Net income (loss)	R$	18	(3)	(11)	8	12	5	34	59	25	123

CVRD

12.18- Logistics Area – DOCENAVE (Adjusted and Unaudited)

		2003					2002
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Maritime transport — external market
.Bulk transportation	MT (thousands)	2,559	1,837	1,703	1,835	7,934	1,198	1,572	1,544	1,576	5,890
.General cargo (Containers-TEUS)	TEUS	2,360	3,427	4,682	6,797	17,266	1,619	2,326	1,486	3,349	8,780
.Ports services	Operations	632	776	773	983	3,164	631	827	638	791	2,887
Maritime transport — internal market
.Bulk transportation	MT (thousands)	441	251	410	285	1,387	377	505	643	491	2,016
.General cargo (Containers-TEUS)	TEUS	9,682	11,987	12,053	14,872	48,594	14,563	16,222	14,176	14,922	59,883
.Ports services	Operations	1,114	1,242	1,132	1,448	4,936	965	940	967	1,063	3,935
Average sales price — external market
.Bulk transportation	US$	7.18	8.73	6.79	9.39	8.01	6.28	5.44	4.37	5.36	5.32
.General cargo (Containers-TEUS)	US$	525.00	451.12	576.68	684.27	587.05	980.23	386.07	1,914.54	408.18	762.76
.Ports services	US$	2,446.20	2,695.88	2,733.51	2,237.03	2,512.64	2,393.03	1,983.07	2,092.48	1,994.94	2,100.10
Average sales price — internal market
.Bulk transportation	US$	5.56	3.69	6.37	3.85	5.11	4.11	4.07	2.05	5.46	3.77
.General cargo (Containers-TEUS)	US$	744.16	621.84	629.55	635.56	652.32	697.38	653.68	516.30	588.59	615.57
.Ports services	US$	2,447.94	2,706.12	2,749.12	2,212.02	2,512.76	2,394.82	1,920.21	2,097.21	1,996.24	2,100.64
Long-term indebtedness, gross	US$	1	1	1	1	1	34	22	32	2	2
Short-term indebtedness, gross	US$	1	1	1	1	1	5	5	5	1	1

Total indebtedness, gross	US$	2	2	2	2	2	39	27	37	3	3

Stockholders’ equity	R$	453	302	255	243	243	368	402	458	454	454

Net operating revenues	R$	114	93	86	106	399	58	67	62	74	261
Cost of products	R$	(116)	(74)	(83)	(88)	(361)	(52)	(67)	(53)	(62)	(234)
Other expenses/revenues	R$	9	56	(27)	(28)	10	27	10	(54)	(3)	(20)
Depreciation	R$	—	—	—	—	—	5	6	4	6	21

EBITDA	R$	7	75	(24)	(10)	48	38	16	(41)	15	28

Depreciation	R$	—	—	—	—	—	(5)	(6)	(4)	(6)	(21)

EBIT	R$	7	75	(24)	(10)	48	33	10	(45)	9	7
Write-down of assets	R$	—	—	—	—	—	(20)	(15)	(3)	5	(33)
Net financial result	R$	(4)	(57)	39	(1)	(23)	4	50	92	(18)	128

Income (loss) before income tax and social contribution	R$	3	18	15	(11)	25	17	45	44	(4)	102
Income tax and social contribution	R$	(4)	4	—	(4)	(4)	—	—	—	—	—

Net income (loss)	R$	(1)	22	15	(15)	21	17	45	44	(4)	102

CVRD

12.19- Logistics Area – FCA (Adjusted and Unaudited)

		2003					2002
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — internal market	ton (thousands)	5,431	6,024	6,336	6,028	23,819	5,376	6,107	6,253	6,002	23,738
Average sales price — internal market	R$	19.46	21.01	23.08	22.29	21.53	14.83	16.31	16.90	17.67	16.47
Long-term indebtedness, gross	US$	103	120	115	115	115	122	109	96	107	107
Short-term indebtedness, gross	US$	13	16	16	17	17	7	14	11	2 1	21

Total indebtedness, gross	US$	116	136	131	132	132	129	123	107	128	128

Stockholders’ equity	R$	(533)	(759)	108	130	130	(225)	(267)	(353)	(501)	(501)

Net operating revenues	R$	92	112	130	118	452	69	87	93	9 3	342
Cost of products	R$	(100)	(151)	(131)	(166)	(548)	(65)	(74)	(84)	(111)	(334)
Other expenses/revenues	R$	(17)	(9)	(20)	(23)	(69)	(7)	(18)	(18)	(104)	(147)
Depreciation, amortization and depletion	R$	8	9	9	10	36	8	10	8	24	50

EBITDA	R$	(17)	(39)	(12)	(61)	(129)	5	5	(1)	(98)	(89)
Depreciation, amortization and depletion	R$	(8)	(9)	(9)	(10)	(36)	(8)	(10)	(8)	(24)	(50)

EBIT	R$	(25)	(48)	(21)	(71)	(165)	(3)	(5)	(9)	(122)	(139)
Write-down of assets	R$	—	—	(198)	—	(198)	—	—	—	(37)	(37)
Net financial result	R$	(1)	20	(13)	(7)	(1)	(9)	(37)	(77)	1 0	(113)

Net income (loss)	R$	(26)	(28)	(232)	(78)	(364)	(12)	(42)	(86)	(149)	(289)

74	CVRD

12.20- Non ferrous minerals area – PPSA (Adjusted and Unaudited)

						2003					2003
Information		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Quantity sold — external market	ton (thousands)	91	71	101	104	367	63	61	81	89	294
Quantity sold — internal market	ton (thousands)	17	13	13	13	56	9	13	8	6	36

Quantity sold-total	ton (thousands)	108	84	114	117	423	72	74	89	95	330

Average sales price — external market	US$	156.52	159.99	143.15	153.80	152.74	156.49	155.62	162.26	145.71	154.64
Average sales price — internal market	US$	127.82	165.77	156.85	159.62	150.75	156.78	142.00	123.88	156.17	144.03
Average sales price-total	US$	152.00	160.88	144.71	154.45	152.48	156.53	153.23	158.81	146.37	153.48
Long-term indebtedness, gross	US$	77	72	44	44	44	35	57	57	99	99
Short-term indebtedness, gross	US$	13	3	12	9	9	34	41	29	16	16

Total indebtedness, gross	US$	90	75	56	53	53	69	98	86	115	115

Stockholders’ equity	R$	(51)	(3)	82	90	90	9	(46)	(116)	(83)	(83)

Net operating revenues	R$	56	39	47	52	194	37	33	40	44	154
Cost of products	R$	(27)	(25)	(33)	(30)	(115)	(24)	(26)	(18)	(22)	(90)
Other expenses/revenues	R$	(10)	(19)	(9)	(9)	(47)	(2)	(11)	(1)	(8)	(22)
Depreciation, amortization and depletion	R$	3	3	3	5	14	3	3	3	3	12

EBITDA	R$	22	(2)	8	18	46	14	(1)	24	17	54
Depreciation, amortization and depletion	R$	(3)	(3)	(3)	(5)	(14)	(3)	(3)	(3)	(3)	(12)

EBIT	R$	19	(5)	5	13	32	11	(4)	21	14	42
Write-down of assets	R$	—	—	—	—	—	—	—	—	—	—
Net financial result	R$	15	39	(14)	(1)	39	(2)	(51)	(93)	21	(125)

Income (loss) before income tax and social contribution	R$	34	34	(9)	12	71	9	(55)	(72)	35	(83)
Income tax and social contribution	R$	(3)	2	—	(6)	(7)	—	—	—	—	—

Net income (loss)	R$	31	36	(9)	6	64	9	(55)	(72)	35	(83)

CVRD	75

13- ATTACHMENT III – OTHER INFORMATION THE COMPANY DEEMS RELEVANT

13.1 — Business Performance Ratios (Unaudited)

	Prcie-level
	restatement	Corporate Law
Capital Ratios	2003	2003	2002
1 - Capital assets to stockholders’ equity (Permanent assets/Equity * 100) — (%)	132.81	157.99	151.53
2 - Capital assets to total liabilities (Permanent assets/Total liabilities * 100) — (%)	244.78	153.66	137.19
3 - Total liabilities to stockholders’ equity (Total liabilities/Equity * 100) — (%)	54.26	102.82	110.45
4 - Short to total liabilities (Short-term liabilities/Total liabilities * 100) — (%)	30.98	34.16	29.95
5 - Stockholders’ equity to total liabilities (Equity/Total liabilities *100) — (%)	184.30	97.26	90.54
6 - Capital assets to non-current funds (Permanent assets/(Equity + Long-term liabilities)) *100) — (%)	96.63	94.21	85.43
7 - Net Debt (a) / Stockholders’ equity (Net debt (a) / Equity)	0.28	0.59	0.62
8 - Net Debt (a) / Total Assets	0.18	0.29	0.29
9 - Leverage (Total Assets / Equity)	1.54	2.03	2.10

Profitability and Other Ratios	2003	2003	2002
1 - Gross Margin (Gross profit / Net operating revenues * 100) — (%)	46.51	46.50	49.82
2 - Operating Margin (Operating income / Net operating revenues * 100) — (%)	59.43	49.90	15.08
3 - Net Margin (Net income / Net operating revenues * 100) — (%)	51.34	45.03	24.80
4 - Return on Assets (Net income / Total assets *100) — ROA (%)	11.35	14.88	7.61
5 - Return on Equity (Net income / Equity *100) — ROE (%)	17.51	30.18	16.02
6 - Total asset turnover (Net operating revenues / Total assets)	0.22	0.33	0.31
7 - Price/Earnings (Price of preferred class A share / Earnings per share)	10.34	12.53	18.35
8 - Price /Book Value (Price of preferred class A share / Book value per share)	1.81	3.78	2.94
9 - Net income per outstanding share (Net income / Number of shares outstanding)	14.24	11.75	5.32
10 - NOPLAT (b) / Operating Income (%)	27.03	30.25	46.76
11 - EBITDA (c) + Dividends received / Interest paid	13.96	13.22	11.04
12- EBITDA (c) + Dividends Received / Operating Income (%)	48.36	48.71	48.26
13- Net Debt (a) / EBITDA (c) + Dividends Received	1.71	1.81	1.99
14- Net operating cash flow / Interest paid	13.62	12.81	11.79

Business performance ratios by price-level restatement is unaudited.

(a)	Net debt = short and long-term loans obtained, included loans with related parties liabilities less cash and cash equivalents

(b)	NOPLAT = Net operating profit less income tax and social contribution

(c)	EBITDA = Earnings before interest, income taxes, depreciation and amortization adjusted by dividends received.

76	CVRD

13.2 — Iron Ore and Pellet Sales (Main Markets) (Unaudited)

	(Millions of tons)
	Quarter						Accumulated
	4Q/02%		3Q/03%		4Q/03%		2002	%	2003	%
FOREIGN MARKET
ASIA
CHINA	3.9	10	7.1	18	6.4	15	17.5	12	23.7	16
KOREA	1.9	5	1.7	4	2.0	4	7.1	5	7.0	4
PHILIPPINES	0.8	2	0.6	1	0.7	2	2.6	2	2.3	1
JAPAN	4.3	11	4.1	10	4.0	9	16.3	11	16.1	10
TAIWAN	0.8	2	0.5	1	0.5	1	2.1	1	1.9	1
OTHERS	—	—	—	—	—	—	—	—	—	—

	11.7	30	14.0	34	13.6	31	45.6	31	51.0	32

EUROPE
GERMANY	4.3	11	4.4	11	5.2	12	14.7	10	15.9	10
SPAIN	0.7	2	0.4	2	1.0	2	2.9	2	3.1	2
FRANCE	1.6	4	1.7	4	2.3	5	5.8	4	7.7	5
ITALY	1.2	3	1.2	3	1.3	3	5.2	4	4.9	3
UNITED KINGDOM	0.4	1	0.6	1	0.9	2	2.3	2	2.6	2
OTHERS	3.7	9	3.6	9	4.7	10	13.4	9	14.3	9

	11.9	30	11.9	30	15.4	34	44.3	31	48.5	31

AMERICAS
ARGENTINA	0.7	2	0.7	2	0.9	2	2.3	2	3.2	2
UNITED STATES	0.7	2	1.0	2	0.7	3	3.8	3	3.5	2
OTHERS	0.9	2	0.7	2	0.9	2	2.4	2	3.0	2

	2.3	6	2.4	6	2.5	7	8.5	7	9.7	6

AFRICA/MID. EAST/AUSTRALIA
BAHRAIN	0.5	1	1.0	2	0.8	2	2.4	2	2.7	2
OTHERS	1.6	4	0.5	1	1.5	3	4.3	3	5.0	3

	2.1	5	1.5	3	2.3	5	6.7	5	7.7	5

	28.0	71	29.8	73	33.8	77	105.1	74	116.9	74

DOMESTIC MARKET
STEEL MILLS	6.0	15	5.7	14	6.4	14	22.3	14	21.8	14
PELLETIZING AFFILIATES	5.3	14	4.7	13	4.6	9	18.9	12	19.2	12

	11.3	29	10.4	27	11.0	23	41.2	26	41.0	26

TOTAL	39.3	100	40.2	100	44.8	100	146.3	100	157.9	100

	(Millions of tons)
	Quarter						Accumulated
	4Q/02%		3Q/03%		4Q/03%		2002	%	2003	%
NORTHERN SYSTEM	14.3	36	14.0	35	14.8	33	53.0	36	56.1	36
SOUTHERN SYSTEM	25.0	64	26.2	65	30.0	67	93.3	64	101.8	64

	39.3	100	40.2	100	44.8	100	146.3	100	157.9	100

CVRD	77

(A free translation of the original opinion in Portuguese expressed on Financial Statements prepared in accordance with the accounting principles prescribed by Brazilian Corporate Law)

14- REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Companhia Vale do Rio Doce

1	We have audited the accompanying balance sheets of Companhia Vale do Rio Doce and the consolidated balance sheets of Companhia Vale do Rio Doce and its subsidiaries and jointly-controlled companies as of December 31, 2003 and 2002, and the related statements of income, of changes in stockholders’ equity and of changes in financial position of Companhia Vale do Rio Doce, as well as the related consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements of certain subsidiaries, jointly-controlled companies and affiliates mentioned in Note 10.10, accounted for by the equity method, were carried out by other independent accountants and our opinion in regard to these investments, amounting to R$3,433 million (2002 - R$ 2,413 million) and the earnings therefrom of R$ 864 million (2002 - earnings of R$ 401 million), is based solely on the reports of these other auditors.

2	We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as the overall financial statement presentation.

3	In our opinion, based on our audits and on the reports of the other auditors, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and of Companhia Vale do Rio Doce and its subsidiaries and jointly-controlled companies at December 31, 2003 and 2002, and the results of its operations, the changes in its stockholders’ equity and the changes in financial position of Companhia Vale do Rio Doce, as well as the consolidated results of operations and of changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4	Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in the first paragraph, taken as a whole. The statements of cash flows (consolidated and parent company), of value added (consolidated and parent company), of labor and social indicators (parent company) and segmentation of business (consolidated), are presented for purposes of additional information and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

Rio de Janeiro, February 20, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC-SP-000160/O-5 “F” RJ

Otavio Cassou Maia	Ronaldo Matos Valiño
Contador CRC-SP-158.611/O-8-S-RJ	Contador CRC-RJ-069.958/O

78	CVRD

15- OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS AT DECEMBER 31, 2003

The Fiscal Council of Companhia Vale do Rio Doce, in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Changes in Stockholders’ Equity, Statement of Changes in Financial Position and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2003, and based on the opinion of the independent accountants, is of the opinion that the mentioned information, examined in light of applicable corporate legislation, which does not require information to be stated in currency of constant purchasing power, should be approved by the Annual Stockholders’ General Meeting.

March 24th, 2004

Joaquim Vieira Ferreira Levy	Luiz Octávio Nunes West

Pedro Carlos de Mello	Vicente Barcelos

Wilson Risolia Rodrigues

CVRD	79

16- OPINION OF THE BOARD OF DIRECTORS ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS AT DECEMBER 31, 2003

The Board of Directors of Companhia Vale do Rio Doce, having examined the Annual Report, Balance Sheet and other Financial Statements of the Company relative to the fiscal year ended December 31, 2003, unanimously approved said proposal.

In view of this, the Board is of the opinion that the mentioned documents should be approved by the Annual Stockholders’ General Meeting.

March 24th, 2004

Sérgio Ricardo Silva Rosa	Mário da Silveira Teixeira Júnior
Chairman	Vice-Chairman

Arlindo Magno de Oliveira	Cláudio Bernardo Guimarães de Moraes
Member	Member

Erik Person	Francisco Valadares Póvoa
Member	Member

Katsuto Momii	Oscar Augusto de Camargo Filho
Member	Member

Renato da Cruz Gomes	Ricardo Carvalho Giambroni
Member	Member

Jacqes Wagner
Member

80	CVRD

17- BOARD OF DIRECTORS, FISCAL COUNCIL, ADVISORY COMMITTEES AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

Sérgio Ricardo Silva Rosa
Chairman

Mário da Silveira Teixeira Júnior

Arlindo Magno de Oliveira

Cláudio Bernardo Guimarães de Moraes

Erik Persson

Francisco Valadares Póvoa

Jaques Wagner

Katsuto Momii

Oscar Augusto de Camargo Filho

Renato da Cruz Gomes

Ricardo Carvalho Giambroni

ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee
Antonio José de Figueiredo Ferreira
Marcos Fábio Coutinho
Paulo Roberto Ferreira de Medeiros
Ricardo Wiering de Barros

Executive Development Committee
Arlindo Magno de Oliveira
Francisco Valadares Póvoa
João Moisés de Oliveira
Olga Loffredi
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Samir Zraick

Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Luiz Carlos Siqueira Aguiar
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

FISCAL COUNCIL

Joaquim Vieira Ferreira Levy

Luiz Octávio Nunes West

Pedro Carlos de Mello

Vicente Barcelos

Wilson Risolia Rodrigues

EXECUTIVE OFFICERS

Roger Agnelli
Chief Executive Officer

Antonio Miguel Marques
Executive Officer for Equity Holdings and Business Development

Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Carla Grasso
Executive Officer for Human Resources and Corporate Services

Diego Cristobal Hernández Cabrera
Executive Officer for Non-Ferrous Minerals

Fábio de Oliveira Barbosa
Chief Financial Officer

Gabriel Stoliar
Executive Officer for Planning

Guilherme Rodolfo Laager
Executive Officer for Logistics

Eduardo de Carvalho Duarte	Otto de Souza Marques Junior
Chief Accountant	Chief Officer of Control Department
CRC-RJ 57439

CVRD	81

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2004	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer